Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-236942

PROSPECTUS

3,666,667 Shares

Ayala Pharmaceuticals, Inc.

Common Stock

This is the initial public offering of our common stock. We are selling 3,666,667 shares of our common stock. The initial public offering price for our common stock is $15.00 per share. Prior to this offering, no public market existed for the shares.

We have granted the underwriters an option to purchase up to 550,000 additional shares of our common stock.

Our common stock has been approved for listing on The Nasdaq Global Market under the symbol “AYLA.”

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company disclosure standards. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$15.00	$55,000,005.00
Underwriting discount(1)	$1.05	$3,850,000.35
Proceeds, before expenses, to us	$13.95	$51,150,004.65

(1)	We refer you to “Underwriting” beginning on page 178 for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares to purchasers on or about May 12, 2020 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup	Jefferies

Co-Managers

Oppenheimer & Co.	Raymond James

May 7, 2020.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. Solely for convenience, the trademarks, trade names and service marks may appear in this prospectus without the ® and TM symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you in making your investment decision. You should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 12 and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock.

As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our” and “Ayala” refer to the consolidated operations of Ayala Pharmaceuticals, Inc. and its subsidiaries.

Overview

We are a clinical-stage oncology company focused on developing and commercializing small molecule therapeutics for patients suffering from rare and aggressive cancers, primarily in genetically defined patient populations. Our differentiated development approach is predicated on identifying and addressing tumorigenic drivers of cancer, through a combination of our bioinformatics platform and next-generation sequencing to deliver targeted therapies to underserved patient populations. Our current portfolio of product candidates, AL101 and AL102, targets the aberrant activation of the Notch pathway with gamma secretase inhibitors. Gamma secretase is the enzyme responsible for Notch activation and, when inhibited, turns off the Notch pathway activation. Aberrant activation of the Notch pathway has long been implicated in multiple solid tumor and hematological cancers and has often been associated with more aggressive cancers. In cancers, Notch is known to serve as a critical facilitator in processes such as cellular proliferation, survival, migration, invasion, drug resistance and metastatic spread, all of which contribute to a poorer patient prognosis. AL101 and AL102 are designed to address the underlying key drivers of tumor growth, and our initial Phase 2 clinical data of AL101 suggest that our approach may address the shortcomings of existing treatment options. We believe that our novel product candidates, if approved, have the potential to transform treatment outcomes for patients suffering from rare and aggressive cancers.

Our lead product candidate, AL101, is being developed as a potent, selective, injectable small molecule gamma secretase inhibitor, or GSI. We obtained an exclusive, worldwide license to develop and commercialize AL101 from Bristol-Myers Squibb Company, or BMS, in November 2017. BMS evaluated AL101 in three Phase 1 studies in more than 200 subjects with various cancers who had not been prospectively characterized for Notch activation, and to whom we refer to as unselected subjects. While these Phase 1 studies did not report statistically significant overall results, clinical activity was observed across these studies in cancers in which Notch has been implicated as a tumorigenic driver.

We are currently evaluating AL101 as a monotherapy in an open-label Phase 2 clinical trial for the treatment of recurrent/metastatic adenoid cystic carcinoma, or R/M ACC, for patients bearing Notch-activating mutations. We refer to this trial as the ACCURACY trial. We use next-generation sequencing, or NGS, to identify patients with Notch-activating mutations, an approach that we believe will enable us to target the patient population with cancers that we believe are most likely to respond to and benefit from AL101 treatment. We chose to initially target R/M ACC based on our differentiated approach, which is comprised of: data generated in a Phase 1 study of AL101 in unselected, heavily pretreated subjects conducted by BMS, our own data generated in patient-derived xenograft models, our bioinformatics platform and our expertise in the Notch pathway.

ACC is a rare malignancy of the secretory glands, most commonly of the salivary glands. It has an annual incidence of approximately 3,400 patients in the United States, approximately 1,700 of whom are R/M ACC patients. There are currently no FDA-approved therapies for patients with R/M ACC. Based on scientific literature and our bioinformatics research, we estimate that 18% to 22% of R/M ACC patients have Notch-activating mutations. These Notch patients have a significantly worse prognosis, with estimated overall median survival rates roughly four times shorter than patients without Notch-activating mutations. According to published data from 31 Phase 2 clinical trials in ACC conducted since 2005 using a variety of treatment modalities, these treatments showed limited or no clinical activity in unselected ACC subjects. The objective response rates, or ORR, in 30 of these trials, ranged from 0% to 20%, with a 47% ORR observed in one trial conducted in China. In 15 of the 31 trials, a 0% ORR was observed. ORR includes subjects who displayed either a complete response, or CR, or a partial response, or PR.

We are currently conducting our ongoing Phase 2 ACCURACY trial for the treatment of R/M ACC in subjects with progressive disease and Notch-activating mutations. Our interim data from the ACCURACY trial is as of April 28, 2020, and include safety data from 45 subjects and efficacy data from 39 subjects as of the date of the first radiographic scan, all of whom are in the 4mg arm of the trial. As of April 28, 2020, AL101, which was generally well tolerated with manageable side effects, showed a 69% disease control rate (total subjects who displayed either a response or stable disease), with an unconfirmed 15% ORR. A confirmed response is a response observed in two or more scans, an unconfirmed response that may potentially be confirmed is a response observed in only one scan for a patient who remains on trial and an unconfirmed response that will remain unconfirmed is a response observed in only one scan for a patient who has left the trial. This unconfirmed 15% ORR included no CRs and six PRs (two confirmed PRs, two unconfirmed PRs that may potentially be confirmed and two unconfirmed PRs that will remain unconfirmed as both subjects subsequently left the trial) and 54% of subjects displaying stable disease, or SD. If approved, we believe that AL101 has the potential to be the first FDA-approved therapy for patients with R/M ACC and address the unmet medical need of these patients. AL101 was granted Orphan Drug Designation in May 2019 for the treatment of ACC and Fast Track Designation in February 2020 for the treatment of R/M ACC.

AL101’s clinical activity was also observed in two Phase 1 studies conducted by BMS in subjects with various cancers in which Notch-activating mutations are known to be a tumorigenic driver. These cancers included hematological cancers such as T-ALL and soft tissue tumors such as desmoid tumors. Clinical activity was also observed in a further BMS Phase 1 study of AL101 in combination with chemotherapy, which included heavily pretreated subjects with triple negative breast cancer, or TNBC. Our IND for AL101 for the treatment of TNBC was accepted by the FDA in April 2020. Subject to the impact of the novel coronavirus disease, or COVID-19, on our business, we intend to commence additional Phase 2 clinical trials of AL101 for the treatment of R/M TNBC in the second half of 2020 and for the treatment of relapsed or refractory T-cell acute lymphoblastic leukemia, or R/R T-ALL, in the second half of 2020.

TNBC is one of the most aggressive types of breast cancer. Breast cancer, which has an annual incidence of approximately 270,000 patients in the United States, is the leading cause of cancer death in women worldwide and the second leading cause of cancer death in women in the United States. Approximately 10% of breast cancer patients are diagnosed with TNBC, which is associated with a younger age and more advanced stage at diagnosis, increased risk of visceral metastasis and decreased survival. Approximately 37% of TNBC patients have R/M TNBC, resulting in an annual incidence of approximately 10,000 R/M TNBC patients in the United States. Based on primary literature and our bioinformatics research, we estimate that approximately 9% to 16% of R/M TNBC patients have Notch-activating gene alterations including mutations and fusions. In the Phase 1 study of AL101 in combination with chemotherapy in heavily pretreated subjects, which included 22 TNBC subjects, a CR was observed in one TNBC subject, PRs were observed in seven TNBC subjects and SD was observed in five TNBC subjects. Based on these findings and supporting data from our own patient-derived xenograft, or PDX, models, and subject to the impact of COVID-19 on our business, we intend to commence a Phase 2 clinical trial of AL101 as a monotherapy for the treatment of R/M TNBC in patients with Notch-activating mutations in the second half of 2020.

We are also developing AL101 for the treatment of T-ALL, an aggressive, rare form of T-cell specific leukemia. T-ALL has an annual incidence of approximately 1,200 patients in the United States, of which an estimated 400 patients, including pediatric patients, present for the treatment of relapsed/refractory, or R/R, T-ALL. Approximately 65% of all R/R T-ALL patients have Notch-activating mutations. In addition, there is an incremental subset of patients with Notch pathway activation who do not bear Notch-activating mutations. R/R T-ALL is characterized by chemotherapy resistance, induction failure and tendency for early relapse, as 55% of adult patients and 20% of pediatric patients will relapse following first-line therapy. In the Phase 1 study of AL101, which included 26 unselected, heavily pretreated evaluable T-ALL subjects treated with 4 mg or 6 mg dose levels, a CR was observed in two T-ALL subjects and a PR was observed in one T-ALL subject. Of the three T-ALL subjects who displayed a response, two had a confirmed Notch-activating mutation. Based on these findings and supporting data from our preclinical studies, we intend to commence a Phase 2 clinical trial of AL101 for the treatment of R/R T-ALL in the second half of 2020, subject to the impact of COVID-19 on our business.

Our second product candidate, AL102, is being developed as a potent, selective, oral GSI. We obtained an exclusive, worldwide license to develop and commercialize AL102 from BMS in November 2017. We are currently developing AL102 for the treatment of desmoid tumors, which are rare, disfiguring and often debilitating types of soft tissue tumors. Desmoid tumors have an annual incidence of approximately 1,700 patients in the United States. There are currently no FDA-approved therapies for patients with desmoid tumors. Given the slowly progressive nature of the disease, we believe these patients will be best served by an oral therapy. BMS conducted a Phase 1 study of AL102 in 36 unselected, heavily pretreated subjects. While this Phase 1 study did not report statistically significant overall results, the study included one subject with desmoid tumors who was observed to have SD for over six months. We believe that GSIs have the potential to treat patients with desmoid tumors based on data from multiple clinical evaluations, including data from three patients with desmoid tumors evaluated in a Phase 1 study of AL101 conducted by BMS. We are leveraging these findings and, subject to the impact of COVID-19 on our business, intend to commence a Phase 2 clinical trial of AL102 for the treatment of desmoid tumors in the second half of 2020.

In addition, we are collaborating with Novartis International Pharmaceutical Limited, or Novartis, to develop AL102 for the treatment of multiple myeloma, or MM, in combination with Novartis’ B-cell maturation antigen, or BCMA, targeting therapies. We granted Novartis the exclusive ability to evaluate, develop and potentially license and commercialize AL102 as a monotherapy and in combination with other therapies for the treatment of MM. Novartis conducted a preclinical study evaluating AL102 alone and in combination with Novartis’ bi-specific antibody. Using a cell line model of human MM, Novartis’ study showed that treatment with AL102 resulted in an approximate 20-fold increase in the levels of cell surface expression of BCMA. Further, using human MM cells from donors, Novartis’ study showed that AL102 enhanced BCMA-CD3 bi-specific antibody redirected t-cell cytotoxicity activity in vitro. We believe that the clinical activity of BCMA-targeting agents may also be enhanced in clinical trials when used in combination with a GSI such as AL102.

Our product candidates have been or are being evaluated in clinical trials at leading oncology centers across the United States, including MD Anderson Cancer Center, Memorial Sloan Kettering Cancer Center and Massachusetts General Hospital, and in centers in Canada, Israel and Europe, including Gustave Roussy in France.

The following chart summarizes our current portfolio of product candidates:

(1)	Anticipated clinical milestones are subject to the impact of COVID-19 on our business.
(2)	If Novartis exercises its option to license AL102 for the treatment of MM, we will be entitled to receive from Novartis an exercise fee and may be entitled to receive from Novartis certain development, regulatory and commercial milestone payments as well as tiered royalties on net sales of licensed products. For more information, please see “Business—License Agreements”. Phase 1 study with bi-specific anti-BCMA is ongoing but dosing of AL102 has not yet been initiated.

Our History and Team

We were founded in November 2017 when we acquired an exclusive, worldwide license to AL101 and AL102, previously called BMS-906024 and BMS-986115, from BMS. We have assembled a team with extensive experience in building and operating clinical and commercial organizations, particularly in oncology and rare diseases. Our Chief Executive Officer, Roni Mamluk, Ph.D., has extensive experience in the biopharmaceutical industry and has led our business since its inception. Our Chief Medical Officer, Gary Gordon, M.D., Ph.D., is an oncologist with clinical research experience from John Hopkins School of Medicine and in oncology drug development roles at AbbVie, Inc. Dr. Gordon was involved in the development and commercialization plans for venetoclax, celecoxib and veliparib. Members of our management team have held leadership positions at companies that have successfully discovered, acquired, developed and commercialized therapies for a range of rare diseases and cancers, including Chiasma Inc., Adnexus Therapeutics, Inc., AbbVie Inc., Abbott Laboratories, Protalix Biotherapeutics, Inc. and Teva Pharmaceutical Industries Ltd.

We have raised $46.3 million of capital since our inception. Our shareholders include BMS, Novartis and prominent investors such as Israel Biotech Fund, aMoon Fund, Harel Insurance and Finance and SBI Investments.

Our Targeted Approach to Treating Rare Cancers

•	Target indications in which Notch is a known tumorigenic driver

•	Validate indications via PDX models

•	Target indications with high unmet medical need and pursue expedited regulatory pathways

•	Expand our addressable patient population

Our Strategy

•	Rapidly advance the clinical development of AL101 for the treatment of R/M ACC

•	Rapidly advance the clinical development of AL101 for the treatment of R/M TNBC and R/R T-ALL

•	Rapidly advance the clinical development of AL102 for the treatment of desmoid tumors

•	Collaborate with select diagnostic developers to identify and expand our addressable patient population

•	Commercialize our product candidates, if approved, to address the unmet medical need of underserved patient populations with rare and aggressive cancers

•	Evaluate strategic collaborations to maximize the potential of our portfolio

Recent Developments

COVID-19 Pandemic

As we continue to actively advance all our clinical programs, including our ongoing Phase 2 ACCURACY trial, we are in close contact with our principal investigators and clinical sites, which are primarily located in the United States, France, Israel, Canada and the United Kingdom, and are assessing the impact of COVID-19 on our Phase 2 ACCURACY trial and the expected development timelines and costs of all of our product candidates, on an ongoing basis. In light of recent developments relating to the COVID-19 global pandemic, the focus of healthcare providers and hospitals on fighting the virus, and consistent with the FDA’s updated industry guidance for conducting clinical trials issued on March 18, 2020, we are experiencing some delays in the enrollment of patients at certain sites conducting our Phase 2 ACCURACY trial. In addition, in response to the spread of COVID-19, the Israeli government ordered the closure of all non-essential businesses on March 14, 2020. Because of the nature of our operations, we are currently considered to be an essential business in Israel so, to date, our operations have only been partially affected. We will continue to evaluate the impact of the COVID-19 pandemic on our business and expect to reevaluate the timing of our anticipated clinical milestones as we learn more and the impact of COVID-19 on our industry becomes more clear.

Preliminary Financial Results

As of March 31, 2020, we had cash and cash equivalents and short-term restricted bank deposits of $10.1 million.

Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We are not currently profitable, and we may never achieve or sustain profitability. If we are unable to achieve or sustain profitability, the market value of our common stock will likely decline;

•

Even if this offering is successful, we will require additional capital to fund our operations, and if we fail to obtain necessary financing, we may not be able to complete the development and commercialization of AL101 and AL102;

•

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates;

•

Our recurring losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations;

•	We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability;

•

We are heavily dependent on the success of AL101 and AL102, our most advanced product candidates, which are still under clinical development, and if either AL101 or AL102 does not receive regulatory approval or is not successfully commercialized, our business may be harmed;

•	We may be required to make significant payments under our license of AL101 and AL102 from BMS;

•	We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations;

•	The outbreak of the novel strain of coronavirus disease, COVID-19, may adversely impact our business, including our clinical trials;

•	Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations;

•

Our product candidates are designed for patients with genetically defined cancers, which is a rapidly evolving area of science, and the approach we are taking to discover and develop product candidates is novel and may never lead to marketable products;

•	Clinical trials are expensive, time-consuming and difficult to design and implement, and involve an uncertain outcome;

•	Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control;

•

Our product candidates may cause serious adverse events or undesirable side effects, which may delay or prevent marketing approval, or, if approved, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales;

•	We may not be successful in developing, or collaborating with others to develop, diagnostic tests to identify patients with Notch-activating mutations; and

•

If we are unable to obtain, maintain, protect and enforce patent and other intellectual property protection for our technology and products or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and we may not be able to compete effectively in our markets.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to other publicly-traded entities that are not emerging growth companies. These exemptions include:

•

the option to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” and

•

not being required to disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if any of the following events occurs prior to the end of such five-year period, (i) our annual gross revenue exceeds $1.07 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period or (iii) we become a “large accelerated filer” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act), we will cease to be an emerging growth company prior to the end of such five-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period. As a result, our financial statements may not be comparable to companies that comply with new and revised accounting standards as of public company effective dates.

Corporate Information

We were incorporated under the laws of the state of Delaware in November 2017. Our principal executive offices are located at Oppenheimer 4, Rehovot 7670104, Israel, and our telephone number is +972-8-373-1541. Our website address is www.ayalapharma.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

The Offering

Common stock offered by us	3,666,667 shares.

Common stock to be outstanding after this offering	12,446,611 shares (or 12,996,611 shares if the underwriters exercise in full their option to purchase additional shares of our common stock).

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to 550,000 additional shares of our common stock at the public offering price less underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $49.0 million (or approximately $56.7 million if the underwriters exercise in full their option to purchase additional shares of our common stock), based on the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. We anticipate that we will use the net proceeds of this offering, together with our existing cash and cash equivalents and short-term restricted bank deposits, to advance the clinical development of AL101 and AL102 and the remainder for working capital and general corporate purposes. See “Use of Proceeds” beginning on page 78 for additional information.

Risk factors	You should carefully read the “Risk Factors” beginning on page 12 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Nasdaq Global Market symbol	“AYLA”

The number of shares of our common stock to be outstanding after this offering is based on 5,064,722 shares of our common stock outstanding as of March 31, 2020, which includes 60,561 shares of unvested restricted stock subject to repurchase and excludes:

•

652,187 shares of common stock issuable upon exercise of stock options outstanding under our 2017 Stock Incentive Plan, or our 2017 Plan, as of March 31, 2020, at a weighted-average exercise price of $5.44 per share;

•

47,299 additional shares of common stock issuable upon the exercise of stock options to be granted in connection with this offering under the 2017 Plan, to certain of our executive officers and employees, at an exercise price per share equal to the initial public offering price in this offering;

•

58,651 additional shares of common stock issued pursuant to restricted stock grants to be granted in connection with the offering under the 2017 Plan, to certain of our executive officers and employees; and

•

421,801 additional shares of our common stock reserved for future issuance under our 2017 Plan, as amended and restated in connection with this offering, or the Amended 2017 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the Amended 2017 Plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a one-for-two reverse stock split of our common stock which became effective on May 4, 2020;

•

the automatic conversion of all outstanding shares of our Series A preferred stock and Series B preferred stock into an aggregate of 3,715,222 shares of our common stock upon the closing of this offering;

•	no exercise of outstanding options after March 31, 2020;

•	no exercise by the underwriters of their option to purchase additional shares of our common stock; and

•	the filing of our restated certificate of incorporation, which will occur upon the closing of this offering.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data as of, and for the periods ended on, the dates indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected for any future period. You should read the following summary consolidated financial data together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2018	2019
	(in thousands, except share and per share data)
Consolidated Statement of Operations and Comprehensive Loss Data:
Revenue from license agreement	$—	$2,334
Cost of revenue	—	(1,285)

Gross profit	—	1,049
Operating expenses:
Research and development	5,741	14,424
General and administrative	3,294	4,336

Operating loss	(9,035)	(17,711)
Other non-operating income (expense):
Financial income, net	448	225

Loss before income tax	(8,587)	(17,486)

Taxes on income	(286)	(306)
Net loss attributable to common stockholders	$(8,873)	$(17,792)

Net loss attributable to common stockholders, basic(1)	$(8,873)	$(17,792)

Net loss per share attributable to common stockholders, basic(1)	$(1.80)	$(3.57)

Weighted average common stock outstanding, basic(1)	4,935,897	4,979,606

Pro forma net loss per share attributable to common stockholders, basic and diluted(1)	$(1.31)	$(2.07)

Pro forma weighted average common stock outstanding, basic and diluted(1)	6,771,411	8,580,349

(1)	See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per share of common stock and the weighted average number of shares used in the computation of the per share amounts.

	As of December 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term restricted bank deposits	$16,808 (4)	$16,808	$65,822
Working capital(3)	12,392	12,392	62,062
Total assets	20,054	20,054	68,412
Convertible preferred stock Series A and B	53,373	—	—
Additional paid-in capital	1,770	55,106	104,084
Accumulated deficit	(40,741)	(40,741)	(40,741)

Total stockholders’ (deficit) equity	$(38,920)	$14,453	$63,467

(1)	The pro forma consolidated balance sheet data gives effect to the automatic conversion of all outstanding shares of our Series A preferred stock and Series B preferred stock into an aggregate of 3,715,222 shares of common stock, which will occur upon the closing of this offering; and
(2)	Reflects the pro forma adjustments described in footnote (1) and the issuance and sale of shares of common stock in this offering at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.
(3)	We define working capital as current assets less current liabilities. See our consolidated financial statements for further details regarding our current assets and current liabilities.
(4)	As of March 31, 2020, cash and cash equivalents and short-term restricted bank deposits was approximately $10.1 million.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our common stock. Our business, financial condition, results of operations, or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common stock could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We are not currently profitable, and we may never achieve or sustain profitability. If we are unable to achieve or sustain profitability, the market value of our common stock will likely decline.

We are a clinical-stage biopharmaceutical company with a limited operating history and have incurred significant losses since our formation. We had a net loss of approximately $8.9 million and $17.8 million for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, we had accumulated net losses of approximately $40.7 million. We have not commercialized any products and have never generated revenue from the commercialization of any product. To date, we have devoted most of our financial resources to licensing product candidates and research and development, including our preclinical development activities and clinical trials.

We expect to incur significant operating expenses and increasing net losses for the next several years, at least, as we advance AL101, AL102 and any future product candidate through preclinical and clinical development, seek regulatory approvals and commercialize AL101, AL102 or any other product candidate, if approved. The costs of advancing product candidates into each clinical phase tend to increase substantially over the duration of the clinical development process. Therefore, the total costs to advance any of our product candidates to marketing approval in even a single jurisdiction will be substantial. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to begin generating revenue from the commercialization of any products or achieve or maintain profitability. Our expenses will also increase substantially if and as we:

•	advance our Phase 2 ACCURACY trial of AL101 for the treatment of recurrent/metastatic adenoid cystic carcinoma, or R/M ACC;

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commence our Phase 2 clinical trials of AL101 for the treatment of recurrent/metastatic triple negative breast cancer, or R/M TNBC, or relapsed/refractory T-cell acute lymphoblastic leukemia, or R/R T-ALL, initiate clinical trials of AL102 for the treatment of desmoid tumors, or obtain and conduct clinical trials for any other product candidates;

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assuming successful completion of our Phase 2 ACCURACY trial of AL101 for the treatment of R/M ACC, are required by the U.S. Food and Drug Administration, or FDA, to complete Phase 3 clinical trials to support submission of a New Drug Application, or NDA, of AL101 for the treatment of R/M ACC;

•	develop AL101 or AL102 for other indications and develop other product candidates;

•	establish a sales, marketing and distribution infrastructure to commercialize AL101 and/or AL102, if approved, and for any other product candidates for which we may obtain marketing approval;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, scientific and commercial personnel;

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add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts, as well as to support our transition to a public reporting company; and

•	acquire or in-license other product candidates or technologies.

Furthermore, our ability to successfully develop, commercialize and license any product candidates and generate product revenue is subject to substantial additional risks and uncertainties, as described under “—Risks Related to Development, Clinical Testing, Manufacturing and Regulatory Approval” and “—Risks Related to Commercialization.” As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. The amount of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. If we are unable to develop and commercialize one or more product candidates, either alone or through collaborations, or if revenues from any product that receives marketing approval are insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain profitability or meet outside expectations for our profitability. If we are unable to achieve or sustain profitability or to meet outside expectations for our profitability, the value of our common stock will be materially and adversely affected.

Even if this offering is successful, we will require additional capital to fund our operations, and if we fail to obtain necessary financing, we may not be able to complete the development and commercialization of AL101 and AL102.

We expect to spend substantial amounts of capital to complete the development of, seek regulatory approvals for and, if approved, commercialize AL101 and AL102. These expenditures will include costs related to our Phase 2 ACCURACY trial and potential Phase 3 clinical development of AL101 for the treatment of R/M ACC, and costs associated with our license agreement with Bristol-Myers Squibb Company, or BMS, under which we are obligated to make milestone payments, royalty payments in connection with the sale of resulting products and payments consisting of a portion of all consideration we receive in connection with the sublicense or assignment of any patent rights we licensed from BMS. For more information regarding this agreement, please see “Business—License Agreements.”

We anticipate that we will use the net proceeds of this offering, together with our existing cash and cash equivalents and short-term restricted bank deposits, to advance the clinical development of AL101 and AL102 and the remainder, if any, for working capital and general corporate purposes.

Even with the net proceeds of this offering, we will require additional capital to enable us to complete the development and commercialization of AL101 for the treatment of R/M ACC, R/M TNBC and R/R T-ALL, AL102 for the treatment of desmoid tumors and any other potential indications, if approved, which we may obtain through equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative effect on our financial condition and our ability to pursue our business strategy. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and harm our development efforts.

Based upon our current operating plan, we believe that the net proceeds from this offering and our existing cash and cash equivalents and short-term restricted bank deposits will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2022. This estimate and our expectation regarding the sufficiency of the net proceeds of this offering to advance the clinical development of AL101 and AL102 are based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect, or our ongoing and planned Phase 2 clinical trials may be more expensive, time-consuming or difficult to design or implement than we currently anticipate. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. Because the length of time and activities associated with successful development of AL101 and AL102 is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

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the progress, timing, costs and results of our Phase 2 ACCURACY trial of AL101 for the treatment of R/M ACC, additional development plans for AL101, development plans for AL102 and the development of any future product candidates, including any unforeseen costs we may incur as a result of clinical trial delays due to the COVID-19 pandemic or other causes;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA and other comparable foreign regulatory authorities;

•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost and timing of completion of commercial-scale manufacturing activities;

•	the cost of testing drug substances and drug products at release and during stability programs;

•	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us;

•	the effect of competing technological and market developments;

•	the costs of operating as a public company;

•	the extent to which we in-license or acquire other product candidates or technologies;

•	the cost of establishing sales, marketing and distribution capabilities for AL101 and AL102;

•	the timing and amount of milestone, royalty and other payments that we may receive or that we may be required to make under our license agreements;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims; and

•	the initiation, progress and timing of our commercialization of AL101 and AL102, if approved.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of AL101 and AL102 or potentially discontinue operations.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate sufficient revenue to support our operations, we may finance our cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. We do not currently have any committed external source of funds. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate product candidate development or future commercialization efforts.

Our recurring losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

We have incurred significant operating losses since our inception and have never generated product revenue, and it is possible we will never generate product revenue or profit. Accordingly, we have concluded that substantial doubt exists regarding our ability to continue as a going concern. Meaningful revenues will likely not be available until and unless any current or future product candidate is approved by the FDA or comparable regulatory agencies in other countries and successfully marketed, either by us or a partner, an outcome which may not occur. Our audited financial statements appearing at the end of this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of these uncertainties related to our ability to operate on a going concern basis. In its report on our financial statements for the years ended December 31, 2018 and 2019, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations and negative cash flows since inception and our need to raise additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors will lose all or a part of their investment. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We were established and began operations in November 2017. Our operations to date have been limited to financing and staffing our company, licensing product candidates, developing AL101 for the treatment of R/M ACC, R/M TNBC and R/R T-ALL, developing AL102 for the treatment of desmoid tumors, and conducting preclinical studies and clinical trials of AL101 and AL102. We have not yet demonstrated the ability to successfully complete a large-scale, pivotal clinical trial, obtain marketing approval, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will eventually need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition and, as a result, our business may be adversely affected.

As we continue to build our business, we expect our financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any particular quarterly or annual period as indications of future operating performance.

We are heavily dependent on the success of AL101 and AL102, our most advanced product candidates, which are still under clinical development, and if either AL101 or AL102 does not receive regulatory approval or is not successfully commercialized, our business may be harmed.

To date, we have invested a significant portion of our efforts and financial resources in the development of AL101 for the treatment of R/M ACC, R/M TNBC and R/R T-ALL and in the development of AL102 for the treatment of desmoid tumors and MM. Our future success is substantially dependent on our ability to successfully complete clinical development for, obtain regulatory approval for and successfully commercialize AL101 and AL102, which may never occur. We currently have no products that are approved for commercial sale and may never be able to develop a marketable product. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to AL101 and AL102, which will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we can generate any revenues from any commercial sales. We cannot be certain that we will be able to successfully complete any of these activities.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We are not permitted to market AL101 and AL102 in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from such countries. We have not submitted an NDA to the FDA or comparable applications to other regulatory authorities for AL101 and AL102 and may not be in a position to do so for several years, if ever. If we are unable to obtain the necessary regulatory approvals for AL101 or AL102, we will not be able to commercialize AL101 and AL102 and our financial position will be materially adversely affected and we may not be able to generate sufficient revenue to continue our business.

We may be required to make significant payments under our license of AL101 and AL102 from BMS.

In November 2017, we licensed rights to AL101 and AL102 pursuant to a license agreement with BMS, or the BMS License Agreement. Under the BMS License Agreement, we are subject to significant obligations, including milestone payments, royalty payments on product sales and clinical development obligations, as well as other material obligations. Under the BMS License Agreement, we will be obligated to pay BMS fixed royalty payments that could range from a high single-digit to a low teen percentage on net sales of products containing AL101 or AL102, as well as a portion of all consideration we receive in connection with the sublicense or assignment of any patent rights we licensed from BMS, ranging from a mid-teen to mid-double-digit percentage, depending on the development stage of the most advanced product candidate that is subject to the applicable sublicense or assignment. For more information regarding the BMS License Agreement, please see “Business—License Agreements.” If these payments become due under the terms of the BMS License Agreement, we may not have sufficient funds available to meet our obligations and our development efforts may be materially harmed. Furthermore, if we are forced to raise additional funds, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise develop and market ourselves.

Due to our limited resources and access to capital, we must prioritize development of certain programs and product candidates; these decisions may prove to be wrong and may adversely affect our business.

We may fail to identify and acquire, through purchase or license, viable new product candidates for clinical development for a number of reasons. If we fail to identify and acquire additional product candidates, our business could be materially harmed.

Efforts to identify and pursue new product candidates and disease targets require substantial technical, financial and human resources, regardless of whether they are ultimately successful. Programs may initially show promise in preclinical studies, yet fail to yield positive results during clinical development for a number of reasons, including:

•	the methodology used may not be successful in identifying potential indications and/or product candidates; or

•	product candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective products.

Because we have limited financial and human resources, we intend to initially focus on programs and product candidates for a limited set of indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications with our existing product candidates that may later prove to have greater commercial potential or a greater likelihood of success. We may focus our efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2019, we had 29 employees. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of product candidate development, regulatory affairs and sales and marketing. We may have difficulty identifying, hiring and integrating new personnel. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Many of the biotechnology companies that we compete against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer history in the industry than we do. If we are unable to continue to attract and retain high-quality personnel and consultants, the rate and success at which we can discover and develop product candidates and operate our business will be limited.

The outbreak of the novel coronavirus disease, COVID-19, may adversely affect our business, including our clinical trials.

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and, as of May 2020, has spread to a number of countries, including the

United States and Israel. The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. In response to the spread of COVID-19, we temporarily closed our executive offices with our administrative employees continuing their work outside of our offices. In addition, we have modified our business practices, including restricting employee travel, developing social distancing plans for our employees and canceling physical participation in meetings, events and conferences. As a result of the COVID-19 pandemic, we may experience additional disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•	delays or difficulties in enrolling patients in our clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

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interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures (such as endoscopies that are deemed non-essential), which may impact the integrity of subject data and clinical study endpoints;

•	interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

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interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

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limitations on employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people; and

•	interruption or delays to our sourced discovery and clinical activities.

In addition, the outbreak and the resulting government actions may adversely impact our planned and ongoing clinical trials. Clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff, and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Some patients may not be willing and/or able to comply with clinical trial protocols due to the COVID-19 pandemic, particularly if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 may be impeded, which would adversely impact our clinical trial operations. The diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators and hospitals serving as our clinical trial sites, diversion of hospitals and medical centers or sites serving as our clinical trial sites and hospital or other staff supporting the conduct of our clinical trials may significantly disrupt our research activities. As a result, the expected timeline for data readouts of our clinical trials and certain regulatory filings will likely be negatively impacted, which would adversely affect and delay our ability to obtain regulatory approvals for our product candidates, increase our operating expenses and have a material adverse effect on our financial condition.

Furthermore, the response to the COVID-19 pandemic may redirect resources with respect to regulatory matters and intellectual property matters in a way that would adversely impact our ability to progress regulatory approvals and protect our intellectual property. In addition, we may face impediments to regulatory meetings and approvals due to measures intended to limit in-person interactions. For example, the FDA postponed most inspections of foreign manufacturing facilities and products and postponed routine surveillance inspections of domestic manufacturing facilities. Comparable regulatory authorities in other jurisdictions may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and provide guidance regarding the conduct of clinical trials. If global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The COVID-19 pandemic continues to rapidly evolve. The extent to which the outbreak impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in the United States Canada, Europe, Israel and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States, Canada, Europe, Israel and other countries to contain and treat the disease. As a result, the COVID-19 pandemic could have a material adverse effect on our business, results of operations, financial condition and prospects and heighten many of our known risks described in this “Risk Factors” section.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2019, we had net operating loss carryforwards, or NOLs, of $23.9 million for federal income tax purposes and $10.9 million for state income tax purposes, which may be available to offset our future taxable income, if any, and begin to expire in various amounts in 2037 and 2038, respectively, provided that NOLs generated in tax years ending after December 31, 2017 will not be subject to expiration. In general, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change NOLs to offset future taxable income. If the U.S. Internal Revenue Service challenges our determinations with respect to the existence of previous ownership changes or the effects thereof, or if we undergo an ownership change due to this offering, our ability to use our NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could also result in an ownership change under Sections 382 and 383 of the Code. In addition, for taxable years beginning after December 31, 2020, utilization of federal NOLs generated in tax years beginning after December 31, 2017 are limited to a maximum of 80% of the taxable income for such year, after taking into account utilization of NOLs generated in years beginning before January 1, 2018 and determined without regard to such NOL deduction. Furthermore, our ability to use NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability. The reduction of the corporate tax rate under recently-enacted U.S. tax legislation may cause a reduction in the economic benefit of our NOLs and other deferred tax assets available to us.

Risks Related to Development, Clinical Testing, Manufacturing and Regulatory Approval

Our product candidates are designed for patients with genetically defined cancers, which is a rapidly evolving area of science, and the approach we are taking to discover and develop product candidates is novel and may never lead to marketable products.

The discovery and development of targeted therapies for patients with genetically defined cancers is an emerging field, and the scientific discoveries that form the basis for our efforts to discover and develop product candidates are relatively new. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. The patient populations for our product candidates are not completely defined but are substantially smaller than the general treated cancer population, and we will need to screen and identify these patients. Successful identification of patients is dependent on several factors, including achieving certainty as to how specific genetic alterations respond to our product candidates and developing companion diagnostics to identify such genetic alterations. Furthermore, even if we are successful in identifying patients, we cannot be certain that the resulting patient populations will be large enough to allow us to successfully conduct clinical trials, and if approved, commercialize our products and achieve profitability. Therefore, we do not know if our approach of treating patients with genetically defined cancers will be successful, and if our approach is unsuccessful, our business will suffer.

Clinical trials are expensive, time-consuming and difficult to design and implement, and involve an uncertain outcome.

Before obtaining marketing approval from the FDA or other comparable foreign regulatory authorities for the sale of our product candidates, we must complete preclinical development and extensive clinical trials to demonstrate the safety and efficacy of our product candidates. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. We may experience delays in initiating and completing any clinical trials that we are conducting or intend to conduct, including as a result of the COVID-19 pandemic, and we do not know whether our ongoing or planned clinical trials will begin or progress on schedule, need to be redesigned, enroll patients on time or be completed on schedule, or at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

•	obtaining regulatory authorizations to commence a trial or consensus with regulatory authorities on trials design;

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reaching an agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining Institutional Review Board, or IRB, approval at each site, or Independent Ethics Committee, or IEC, approval at sites outside the United States;

•	changes to clinical trial protocols;

•	recruiting suitable patients to participate in a trial in a timely manner and in sufficient numbers;

•	having patients complete a trial or return for post-treatment follow-up;

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imposition of a clinical hold by regulatory authorities, including as a result of unforeseen safety issues or side effects or failure of trial sites to adhere to regulatory requirements or follow trial protocols;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	addressing patient safety concerns that arise during the course of a trial;

•	the occurrence of serious adverse events in trials of the same class of agents conducted by other companies;

•	subjects choosing an alternative treatment for the indication for which we are developing our product candidates, or participating in competing clinical trials;

•	adding a sufficient number of clinical trial sites;

•	manufacturing sufficient quantities of product candidate with sufficient quality for use in clinical trials;

•	lack of adequate funding to continue the clinical trial;

•	selection of clinical end points that require prolonged periods of clinical observation or analysis of the resulting data;

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a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice, or cGMP, regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•	any changes to our manufacturing process that may be necessary or desired;

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third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices, or GCP, or other regulatory requirements;

•	third-party contractors not performing data collection or analysis in a timely or accurate manner; or

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third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications.

We could also encounter delays if a clinical trial is suspended or terminated by us, the IRBs or IECs of the institutions in which such trials are being conducted, the Data Safety Monitoring Board, or DSMB, for such trial or the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and, while we have agreements governing their committed activities, we have limited influence over their actual performance, as described in “—Risks Related to Our Dependence on Third Parties.”

We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial which, if successful, would represent a well-controlled trial for purposes of seeking marketing approval. It may be necessary to re-design our clinical trials, including to conduct clinical trials of our product candidates in combination with other therapies, in an effort to achieve the response rates sufficient to support marketing approval. We cannot be certain that our ongoing or planned clinical trials or any other future clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could seriously harm our business.

Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of a clinical trial. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of a product candidate.

If we experience delays in the commencement or completion of any clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of AL101, AL102 or any other product candidate we develop could be harmed, and our ability to generate revenues may be delayed. In addition, any delays in our clinical trials could increase our costs, slow the development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and results of operations. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We were not involved in the early development of our lead product candidates; therefore, we are dependent on third parties having accurately generated, collected and interpreted data from certain preclinical studies and clinical trials for our product candidates.

We licensed exclusive worldwide rights to AL101 and AL102 from BMS in November 2017, and were not involved in or able to control the development of AL101 and AL102 prior to such time. While BMS is contractually obligated to provide all data it generated from preclinical studies and clinical trials conducted for AL101 and AL102 prior to our licensing of such products, in certain instances we are currently reliant upon reports BMS generated analyzing such data. In the event further data is required by a regulatory authority or otherwise in our development of AL101 and/or AL102 and BMS does not comply with its contractual obligation to provide such data, we could incur increased costs in re-analyzing certain preclinical and clinical data and will experience delays in the development of AL101 and AL102, which could adversely affect our financial position and delay our ability to commercialize AL101 and AL102.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for AL101, AL102 or any other product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA and other comparable foreign regulatory authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested. We have not obtained regulatory approval for any product candidate and it is possible that we will never obtain regulatory approval for AL101, AL102 or any other product candidate. We are not permitted to market any of our product candidates in the United States until we receive regulatory approval of an NDA from the FDA.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or foreign regulatory agencies, that such product candidate is safe and effective for its intended use. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities.

The FDA or any foreign regulatory bodies can delay, limit or deny approval of our product candidates or require us to conduct additional preclinical or clinical testing or abandon a program for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•

serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates, or other products containing the active ingredient in our product candidates;

•	negative or ambiguous results from our clinical trials or results that may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and we may be required to conduct additional clinical trials;

•	the FDA’s or the applicable foreign regulatory agency’s disagreement regarding the formulation, labeling and/or the specifications of our product candidates;

•

the FDA or comparable foreign regulatory authorities may fail to approve or find deficiencies with the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or comparable foreign regulatory authority approval. We cannot guarantee that the FDA or foreign regulatory authorities will interpret trial results as we do, and more trials could be required before we are able to submit applications seeking approval of our product candidates. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Furthermore, the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval, which may lead to the FDA or comparable foreign regulatory authorities delaying, limiting or denying approval of our product candidates.

Of the large number of drugs in development, only a small percentage successfully complete the regulatory approval processes and are commercialized. This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory approval to market AL101, AL102 or any other product candidate, which would significantly harm our business, results of operations and prospects.

In addition, the FDA or the applicable foreign regulatory agency also may approve a product candidate for a more limited indication or patient population than we originally requested, and the FDA or applicable foreign regulatory agency may approve a product candidate with a Risk Evaluation and Mitigation Strategy, or REMS, or a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Regulatory authorities may also grant approval contingent on the performance of costly post-marketing clinical trials. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials.

Patient enrollment and retention in clinical trials depends on many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	the nature of the trial protocol;

•	the existing body of safety and efficacy data with respect to the product candidate;

•	the number of clinical sites and the proximity of patients to clinical sites;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	competing clinical trials being conducted by other companies or institutions;

•	the COVID-19 pandemic;

•	our ability to maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

For example, we are currently conducting our Phase 2 ACCURACY trial of AL101 in a subset of R/M ACC patients with Notch-activating mutations and intend to conduct a Phase 2 clinical trial of AL101 in a subset of R/M TNBC patients with Notch-activating mutations in the second half of 2020 and a Phase 2 trial of AL101 in R/R T-ALL patients in the second half of 2020, subject to the impact of COVID-19 on our business. We cannot be sure that we will be able to identify a sufficient number of patients with this genotype in a timely manner to initiate the R/M TNBC and R/R T-ALL Phase 2 trials at their respective target dates, or in sufficient numbers to complete these trials or our Phase 2 ACCURACY trial. Furthermore, any negative results we may report in clinical trials of any product candidate may make it difficult or impossible to recruit and retain patients in other clinical trials of that same product candidate. Delays or failures in planned patient enrollment or retention may result in increased costs or program delays, which could have a harmful effect on our strategy to rapidly advance the clinical development of our product candidates or could render further development impossible.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of our product candidates may be delayed and our business will be harmed.

For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the regulatory submissions or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical trials, receipt of regulatory approval or the commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;

•	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;

•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of authorizations by the FDA and comparable foreign regulatory authorities, and the timing thereof;

•	other actions, decisions or rules issued by regulators;

•	our ability to access sufficient, reliable and affordable supplies of materials used in the manufacture of our product candidates;

•	our ability to manufacture and supply clinical trial materials to our clinical sites on a timely basis;

•	the severity, duration and impact of the COVID-19 pandemic;

•	the efforts of our collaborators with respect to the commercialization of our products, if any; and

•	the securing of, costs related to, and timing issues associated with, commercial product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the commercialization of any of our product candidates may be delayed, and our business, results of operations, financial condition and prospects may be adversely affected.

Results of preclinical studies, early clinical trials or analyses may not be indicative of results obtained in later trials.

The results of preclinical studies, early clinical trials or analyses of our product candidates, including our post hoc analyses of AL101 and AL102, may not be predictive of the results of later-stage clinical trials or the results of clinical trials of the same product candidates in other indications. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. In addition, conclusions based on promising data from analyses of clinical results, such as our post hoc analyses, may be shown to be incorrect when implemented in prospective clinical trials. Even if our Phase 2 ACCURACY trial of AL101 for the treatment of R/M ACC and any other clinical trials of AL101 or AL102 are completed as planned, we cannot be certain that their results will support the safety and efficacy sufficient to obtain regulatory approval. Product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other comparable foreign regulatory authorities despite having progressed through preclinical studies and early-stage clinical trials. Moreover, the results of clinical trials of a product candidate in a particular indication may not be predictive of the results of clinical trials of that product candidate in other indications.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Patients treated with our product candidates may also be undergoing surgical, radiation and chemotherapy treatments and may be using other approved products or investigational new drugs, which can cause side effects or adverse events that are unrelated to our product candidate. As a result, assessments of efficacy and safety can vary widely for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, our clinical trial outcomes. We do not know whether any clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain marketing approval to market our product candidates. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

Interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim top-line or preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the top-line or preliminary data we previously published. As a result, top-line and preliminary data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. For example, we have reported interim data from our ongoing Phase 2 ACCURACY trial as of April 28, 2020, elsewhere in this prospectus. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock after this offering.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

If the interim top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Our product candidates may cause serious adverse events or undesirable side effects, which may delay or prevent marketing approval, or, if approved, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events associated with our product candidates’ use. Results of any clinical trial we conduct could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Serious adverse events or undesirable side effects caused by AL101, AL102 or any other product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly. To date, patients treated with AL101 or AL102 have experienced adverse events that include nausea, vomiting, diarrhea, fatigue, cough, decreased appetite, epistaxis, dry skin, insomnia and hypophosphatemia. In addition, in the Phase 1 studies conducted by BMS, there was one patient death that was assessed by the investigator to be treatment-related and there was one patient death that BMS determined could have been treatment-related. In our Phase 2 ACCURACY trial, there have been four deaths within 30 days of stopping AL101 treatment, two of which were assessed by the investigator not to be treatment-related, one of which was assessed by the investigator to likely be treatment-related but assessed by the trial sponsor as the result of advanced disease and/or pneumonia, and the last of which was assessed by the investigator to possibly be treatment-related but the investigator considered the subject’s COVID-19 infection as an alternate cause of death. Patients in our ongoing and planned clinical trials may in the future suffer other serious adverse events or other side effects not observed in our preclinical studies or previous clinical trials. In addition, if our product candidates are used in combination with other therapies, our product candidates may exacerbate adverse events associated with the therapy and the severity and frequency of adverse events may be greater than the cumulative severity and frequency of such adverse events when the therapies are used as monotherapies. Patients treated with our product candidates may also be undergoing surgical, radiation and chemotherapy treatments, which can cause side effects or adverse events that are unrelated to our product candidates, but may still impact the success of our clinical trials. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses.

If unacceptable side effects arise in the development of our product candidates, we, the FDA or the IRBs at the institutions in which our studies are conducted, or the DSMB, if constituted for our clinical trials, could recommend a suspension or termination of our clinical trials, or the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of a product candidate for any or all targeted indications. In addition, drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete a trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label, such as a “black box” warning or contraindication;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

•	we may be required to implement a REMS or create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of a product candidate, if approved, and could significantly harm our business, results of operations and prospects.

The market opportunities for AL101 and AL102, if approved, may be smaller than we anticipate.

We expect to initially seek approval of AL101 for the treatment of R/M ACC. Our projections of the number of ACC patients, the number of R/M ACC patients and the proportion of R/M ACC patients with Notch-activating mutations are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, patient foundations and publicly available databases, and may prove to be incorrect. Further, new sources may reveal a change in the estimated number of patients, and the number of patients may turn out to be lower than expected. Additionally, the potential addressable patient population for our current programs or future product candidates may be limited. The ultimate market opportunity for our product candidates will depend on, among other things, the final labeling for such product candidates as agreed with the FDA or comparable foreign regulatory authorities, acceptance by the medical community and patient access, potential competition and drug pricing and reimbursement. Even if we obtain significant market share for any product candidate, if approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications.

We may not be successful in developing, or collaborating with others to develop, diagnostic tests to identify patients with Notch-activating mutations.

We are currently developing product candidates that target the aberrant activation of the Notch pathway and believe that our product candidates, if approved, would be used as treatments for patients with Notch-activating mutations. Commercially available diagnostic tests are limited in their ability to uncover all potential Notch-activating mutations, as they do not cover all four Notch genes and only uncover simple mutations in the Notch gene locus, such as point mutations, insertions, deletions and copy number variations. These tests are able to detect only a subset of the patients with Notch-activating mutations. To identify additional patients with Notch-activating mutations who we believe may benefit from the use of our product candidates, we intend to collaborate with leading diagnostics companies to improve the testing capabilities for Notch-activating mutations. However, the development of such diagnostic tests is expensive, difficult and we and our collaborators may be unable to successfully do so within a reasonable amount of time with acceptable costs, if at all.

In addition, collaborations are subject to substantial additional risks and uncertainties, as described under “—Risks Related to Our Dependence on Third Parties.” For example, if our collaborators do not successfully carry out their contractual duties or obligations or fail to meet expected deadlines, the addressable patient population for our product candidates may be limited. Further, if our relationship with any collaborator terminates, we may not be able to enter into alternative collaborative arrangements or do so on commercially reasonable terms. The occurrence of any of the above will have an adverse impact on our business, financial condition and prospects.

Even if we or our collaborators are successful in developing diagnostic tests that uncover additional Notch-activating mutations, such diagnostic tests may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community for reasons such as cost, ease of use and belief regarding the effectiveness of our product candidates.

We have never obtained marketing approval for a product candidate and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any of our product candidates.

We have never obtained marketing approval for a product candidate. It is possible that the FDA may refuse to accept for substantive review any NDAs that we submit for our product candidates or may conclude after review of our data that our application is insufficient to obtain marketing approval of our product candidates. If the FDA does not accept or approve our NDAs for our product candidates, it may require that we conduct additional clinical, preclinical or manufacturing validation studies and submit that data before it will reconsider our applications. Depending on the extent of these or any other FDA-required studies, approval of any NDA that we submit may be delayed, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve our NDAs.

Any delay in obtaining, or an inability to obtain, marketing approvals would prevent us from commercializing our product candidates, generating revenues and achieving and sustaining profitability. If any of these outcomes occurs, we may be forced to abandon our development efforts for our product candidates, which could significantly harm our business.

Even if we obtain FDA approval for AL101, AL102 or any other product candidate in the United States, we may never obtain approval for or commercialize AL101, AL102 or any other product candidate in any other jurisdiction, which would limit our ability to realize their full market potential.

In order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA in the United States does not ensure approval by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.

Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be unrealized.

Additionally, the United Kingdom left the European Union on January 31, 2020, an event commonly referred to as Brexit, under the terms of a withdrawal agreement, entering into a “transition period” set to end on December 31, 2020 during which the United Kingdom will essentially be treated as a member state of the European Union and the regulatory regime will remain the same across the United Kingdom and the European Union. The U.K. government passed a withdrawal agreement bill that prohibits any extension to the transition period beyond the end of 2020. After the transition period, the future relationship between the United Kingdom and the European Union will be governed by any agreements negotiated during the transition period. Since a significant proportion of the regulatory framework affecting the pharmaceutical and biotechnology industries in the United Kingdom is derived from the European Union directives and regulations, the referendum could materially impact the regulatory regime with respect to the approval of our product candidates in the United Kingdom and/or the European Union. In addition, following the Brexit vote, the European Union moved the European Medicines Agency’s, or the EMA, headquarters from the United Kingdom to the Netherlands. This transition may cause disruption in the administrative and medical scientific links between the EMA and the U.K. Medicines and Healthcare products Regulatory Agency, including delays in granting clinical trial authorization or marketing authorization, disruption of import and export of active substance and other components of new drug formulations, and disruption of the supply chain for clinical trial product and final authorized formulations. The cumulative effects of the disruption to the regulatory framework may add considerably to the development lead time to marketing authorization and commercialization of products in the United Kingdom and/or the European Union. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and/or the European Union, and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occurs, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for our product candidates, which could significantly and materially harm our business.

Even if we obtain regulatory approval for AL101, AL102 or any product candidate, we will still face extensive and ongoing regulatory requirements and obligations and any product candidates, if approved, may face future development and regulatory difficulties.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising and promotional activities for such product, among other things, will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and drug listing requirements, continued compliance with cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping and GCP requirements for any clinical trials that we conduct post-approval.

Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product candidate may be marketed or to the conditions of approval, including a requirement to implement a REMS. If any of our product candidates receives marketing approval, the accompanying label may limit the approved indicated use of the product candidate, which could limit sales of the product candidate. The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. Violations of the Federal Food, Drug, and Cosmetic Act, or FDCA, relating to the promotion of prescription drugs may lead to FDA enforcement actions and investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on manufacturing such products;

•	restrictions on the labeling or marketing of products;

•	restrictions on product manufacturing, distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Further, the FDA’s policies may change, and additional government regulations may be enacted that could impose extensive and ongoing regulatory requirements and obligations on any product candidate for which we obtain marketing approval. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current presidential administration may impact our business and industry. Namely, the current presidential administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses.

If any of our product candidates is approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

If we are required by the FDA to obtain approval of a companion diagnostic device in connection with approval of one of our product candidates, and we do not obtain or face delays in obtaining FDA approval of a companion diagnostic device, we will not be able to commercialize the product candidate and our ability to generate revenue will be materially impaired.

According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared for that indication. We plan to collaborate with patient diagnostic companies during our clinical trial enrollment process to help identify patients with tumor gene alterations that we believe are most likely to respond to our product candidates. For example, we have initially entered into a collaboration agreement with ArcherDX, Inc. to co-develop suitable clinical trial assays. If a satisfactory companion diagnostic is not commercially available, we may be required to create or obtain one that would be subject to regulatory approval requirements. The process of obtaining or creating such diagnostic is time consuming and costly.

Companion diagnostics are developed in conjunction with clinical programs for the associated product and are subject to regulation as medical devices by the FDA and comparable foreign regulatory authorities, and, to date, the FDA has required premarket approval of all companion diagnostics for cancer therapies. Generally, when a companion diagnostic is essential to the safe and effective use of a therapeutic product, the FDA requires that the companion diagnostic be approved before or concurrent with approval of the therapeutic product and before a product can be commercialized. The approval of a companion diagnostic as part of the therapeutic product’s labeling limits the use of the therapeutic product to only those patients who express the specific genetic alteration that the companion diagnostic was developed to detect.

If the FDA or a comparable foreign regulatory authority requires approval of a companion diagnostic for any of our product candidates, whether before or after the product candidate obtains marketing approval, we and/or third-party collaborators may encounter difficulties in developing and obtaining approval for these companion diagnostics. Any delay or failure by us or third-party collaborators to develop or obtain regulatory approval of a companion diagnostic could delay or prevent approval or continued marketing of our related product candidates.

We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process for the companion diagnostic or in transferring that process to commercial partners or negotiating insurance reimbursement plans, all of which may prevent us from completing our clinical trials or commercializing our product candidates, if approved, on a timely or profitable basis, if at all.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the Securities and Exchange Commission, or the SEC, and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of foreign manufacturing facilities and products, postponed routine surveillance inspections of domestic manufacturing facilities and is conducting only teleconference meetings. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

We have been granted Orphan Drug Designation for AL101 for the treatment of ACC and may seek Orphan Drug Designation for other indications or product candidates, and we may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity, and may not receive Orphan Drug Designation for other indications or for our other product candidates.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs intended for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has Orphan Drug Designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full NDA to market the same product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity. However, Orphan Drug Designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

In May 2019, the FDA granted Orphan Drug Designation to AL101 for the treatment of ACC. We may seek Orphan Drug Designations for AL101 in other indications or for AL102 or other product candidates. There can be no assurances that we will be able to obtain such designations.

Even if we obtain Orphan Drug Designation for any product candidate in specific indications, we may not be the first to obtain marketing approval of such product candidate for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Further, even if we obtain orphan drug exclusivity in the United States for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. Further, the composition of matter patents for AL101 and AL102 will expire in 2032 and 2033, respectively, and if orphan drug exclusivity does not protect these products from competition, our business and financial condition could be materially adversely affected.

Although we have received Fast Track designation for AL101, and may seek Fast Track designation for our other product candidates, such designations may not actually lead to a faster development timeline, regulatory review or approval process.

If a drug is intended for the treatment of a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need for this condition, a drug sponsor may apply for FDA Fast Track designation. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

We have received Fast Track designation for AL101 for the treatment of patients with R/M ACC, and we may seek Fast Track designations for additional indications for AL101 or for our other product candidates. However, the FDA has broad discretion whether or not to grant such designations. If we seek a designation for a product candidate, we may not receive it from the FDA. Even if we receive it, such designation does not ensure that we will receive marketing approval or that approval will be granted within any particular time frame. We may not experience a faster development or regulatory review or approval process compared to conventional FDA procedures. In addition, the FDA may withdraw a designation if it believes that the designation is no longer supported by data from our clinical development program.

We may attempt to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated approval pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

We may in the future seek an accelerated approval for one or more of our product candidates. Under the accelerated approval program, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verity and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.

Prior to seeking accelerated approval for any of our product candidates, we intend to seek feedback from the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or receive an expedited regulatory designation for our product candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, including bridging or comparability testing to demonstrate the validity of clinical data obtained in clinical trials following manufacturing changes, FDA notification or FDA approval.

Because certain of our prior clinical trials of AL101 and AL102 were conducted by third parties, we will need to perform analytical and other tests to demonstrate that any new drug product material is comparable in all respects, including potency, to the product used in such earlier clinical trials. There is no assurance that any such product will pass the required comparability testing, that any other future third-party manufacturer that we engage will be successful in producing our product candidates or that any materials produced by any third-party manufacturer that we engage will have the same effect in patients that we have observed to date with respect to materials used in prior clinical trials.

All of the above could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue.

Moreover, we have not yet manufactured or processed on a commercial scale and may not be able to do so for any of our product candidates if approved. We may make changes as we work to optimize our manufacturing processes, but we cannot be sure that even minor changes in our processes will result in therapies that are safe and effective and approved for commercial sale.

Potential product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

The use of AL101, AL102 or any other product candidates we may develop in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation and significant negative media attention;

•	withdrawal of participants from our clinical trials;

•	significant costs to defend the litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	inability to commercialize AL101, AL102 or any other product candidate;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	decreased market demand for any product, if approved; and

•	loss of revenue.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We currently carry insurance with an aggregate of $5 million in coverage. However, we do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, property, umbrella, clinical trials and directors’ and officers’ insurance.

Any additional product liability insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any of our product candidates, we intend to acquire insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business, including preventing or limiting the commercialization of any product candidates we develop.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Risks Related to Commercialization

We face significant competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results than those achieved by our product candidates. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff, experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly as they develop novel approaches to treating disease indications that our product candidates are also focused on treating. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel therapeutics or to in-license novel therapeutics that could make the product candidates that we develop obsolete. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaboration partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized or less costly than our product candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products.

We consider our most direct competitors with respect to AL101 and AL102 to be companies developing gamma secretase inhibitors, including SpringWorks Therapeutics, Inc. and Celgene Corporation, recently acquired by BMS, or companies that develop Notch inhibitors, including Cellestia Biotech AG and Ciclomed LLC. In addition, with respect to AL101 for the treatment of ACC, we are aware that other companies are, or may be, developing products for this indication, including GlaxoSmithKline plc, Cellestia Biotech AG and LSK BioPartners, Inc. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety, tolerability, reliability, convenience of use, price and reimbursement.

Even if we obtain regulatory approval of our product candidates, the availability and price of our competitors’ products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances. For additional information regarding our competition, see “Business—Competition.”

The successful commercialization of AL101, AL102 and any other product candidate we develop will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels, and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as AL101 and AL102, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize AL101, AL102 and any other product candidates we develop. Assuming we obtain coverage for our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States or elsewhere will be available for our product candidates or any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs or biologics when an equivalent generic drug, biosimilar, or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidates, pricing of existing drugs may limit the amount we will be able to charge for our product candidates. Increasingly, other third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in our product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on our product candidates.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models in the United States for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries have and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of the national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products.

Even if AL101, AL102 or any other product candidate we develop receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

If AL101, AL102 or any other product candidate we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If it does not achieve an adequate level of acceptance, we may not generate significant product revenues or become profitable. The degree of market acceptance of our product candidates, if approved, will depend on a number of factors, including but not limited to:

•	the efficacy and potential advantages compared to alternative treatments;

•	effectiveness of sales and marketing efforts;

•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the timing of market introduction of competitive products;

•	the availability of third-party coverage and adequate reimbursement;

•	product labeling or product insert requirements of the FDA, EMA or other regulatory authorities, including any limitations on warnings contained in a product’s approved labeling;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our product together with other medications.

Because we expect sales of our product candidates, if approved, to generate substantially all of our revenues for the foreseeable future, the failure of our product candidates to find market acceptance would harm our business and could require us to seek additional financing.

If we are unable to establish sales, marketing and distribution capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing AL101 and AL102, if approved.

We do not have any infrastructure for the sales, marketing or distribution of AL101 and AL102, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market and successfully commercialize AL101, AL102 or any other product candidate we develop, if approved, we must build our sales, distribution, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We expect to build a focused sales, distribution and marketing infrastructure to market AL101 and AL102, if approved. There are significant expenses and risks involved with establishing our own sales, marketing and distribution capabilities, including our ability to hire, retain and appropriately incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could delay any product launch, which would adversely impact the commercialization of that product. Additionally, if the commercial launch of AL101 or AL102 for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or attain adequate numbers of physicians to prescribe our products; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We do not anticipate having the resources in the foreseeable future to allocate to the sales and marketing of our product candidates, if approved, in certain markets overseas. Therefore, our future success will depend, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in a product and such collaborator’s ability to successfully market and sell the product. We intend to pursue collaborative arrangements regarding the sale and marketing of AL101 and AL102, if approved, for certain markets overseas; however, we cannot assure you that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that they will have effective sales forces. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful.

If we are unable to build our own sales force or negotiate a collaborative relationship for the commercialization of AL101 and AL102, we may be forced to delay the potential commercialization of AL101 and AL102 or reduce the scope of our sales or marketing activities for AL101 or AL102. If we need to increase our expenditures to fund commercialization activities for AL101 and AL102, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. We may also have to enter into collaborative arrangements for AL101 and AL102 at an earlier stage than otherwise would be ideal and we may be required to relinquish rights to AL101 and AL102 or otherwise agree to terms unfavorable to us. Any of these occurrences may have an adverse effect on our business, operating results and prospects.

If we are unable to establish adequate sales, marketing and distribution capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates and may never become profitable. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

A variety of risks associated with operating internationally could materially adversely affect our business.

Our principal executive offices are located in Israel and certain of our product candidates may be manufactured at third-party facilities located in the United States, United Kingdom, India and Australia. In addition, our business strategy includes potentially expanding internationally if any of our product candidates receives regulatory approval. Doing business internationally involves a number of risks, including but not limited to:

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multiple, conflicting and changing laws and regulations, such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

•	limits in our ability to penetrate international markets;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

•	certain expenses including, among others, expenses for travel, translation and insurance; and

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regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our international expansion and operations and, consequently, our results of operations.

Risks Related to Our Dependence on Third Parties

Our employees and independent contractors, including principal investigators, CROs, consultants, vendors, and any third parties we may engage in connection with development and commercialization may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

Our employees and independent contractors, including principal investigators, consultants, vendors and any third parties we may engage in connection with development and commercialization of our product candidates, could engage in misconduct, including intentional, reckless or negligent conduct or unauthorized activities that violate the laws and regulations of the FDA or other similar regulatory requirements of other authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; manufacturing standards; data privacy, security, fraud and abuse and other healthcare laws and regulations; or laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

We currently rely on third-party contract manufacturing organizations, or CMOs, for the production of clinical supply of AL101 and AL102 and intend to rely on CMOs for the production of commercial supply of AL101 and AL102, if approved. Our dependence on CMOs may impair the development of AL101 and AL102 and may impair the commercialization of AL101 and AL102, if approved, which would adversely impact our business and financial position.

We have limited personnel with experience in manufacturing, and we do not own facilities for manufacturing AL101, AL102 or any product candidate. Instead, we rely on and expect to continue to rely on CMOs for the supply of cGMP-grade clinical trial materials and commercial quantities of AL101, AL102 and any future product candidates, if approved. Reliance on CMOs may expose us to more risk than if we were to manufacture our product candidates ourselves. We plan to rely on CMOs to provide a sufficient clinical and commercial supply of AL101 and AL102.

The facilities used to manufacture our product candidates must be inspected by the FDA and comparable foreign authorities. While we provide oversight of manufacturing activities, we do not and will not control the execution of manufacturing activities by, and are or will be essentially dependent on, our CMOs for compliance with cGMP requirements for the manufacture of our product candidates. As a result, we are subject to the risk that our product candidates may have manufacturing defects that we have limited ability to prevent. CMOs may also have competing obligations that prevent them from manufacturing our product candidates in a timely manner. If a CMO cannot successfully manufacture material that conforms to our specifications and the regulatory requirements, we will not be able to secure or maintain regulatory approval for the use of our product candidates in clinical trials, or for commercial distribution of our product candidates, if approved. In addition, we have limited control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval or finds deficiencies in the future, we may need to find alternative manufacturing facilities, which would delay our development program and significantly impact our ability to develop, obtain regulatory approval for or commercialize our product candidates, if approved. In addition, any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacture of our product candidates or that obtained approvals could be revoked. Furthermore, CMOs may breach existing agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreement at a time that is costly or otherwise inconvenient for us. If we were unable to find an adequate CMO or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.

We rely on and will continue to rely on CMOs to purchase from third-party suppliers the raw materials necessary to produce our product candidates. We do not and will not have control over the process or timing of the acquisition of these raw materials by our CMOs. The COVID-19 pandemic may also have an impact on the ability of our CMOs to acquire raw materials. Moreover, we currently do not have any agreements for the production of these raw materials. Supplies of raw materials could be interrupted from time to time and we cannot be certain that alternative supplies could be obtained within a reasonable time frame, at an acceptable cost, or at all. In addition, a disruption in the supply of raw materials could delay the commercial launch of our product candidates, if approved, or result in a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Growth in the costs and expenses of raw materials may also impair our ability to cost effectively manufacture our product candidates. There are a limited number of suppliers for the raw materials that we may use to manufacture our product candidates and we may need to assess alternative suppliers to prevent a possible disruption of the manufacture of our product candidates. Moreover, our product candidates utilize drug substances that are produced on a small scale, which could limit our ability to reach agreements with alternative suppliers.

Finding new CMOs or third-party suppliers involves additional cost and requires our management’s time and focus. In addition, there is typically a transition period when a new CMO commences work. Although we generally have not, and do not intend to, begin a clinical trial unless we believe we have on hand, or will be able to obtain, a sufficient supply of our product candidates to complete the clinical trial, any significant delay in the supply of our product candidates or the raw materials needed to produce our product candidates, could considerably delay conducting our clinical trials and potential regulatory approval of our product candidates.

As part of their manufacture of our product candidates, our CMOs and third-party suppliers are expected to comply with and respect the intellectual property and proprietary rights of others. If a CMO or third-party supplier fails to acquire the proper licenses or otherwise infringes, misappropriates or otherwise violates the intellectual property or proprietary rights of others in the course of providing services to us, we may have to find alternative CMOs or third-party suppliers or defend against applicable claims, either of which would significantly impact our ability to develop, obtain regulatory approval for or commercialize our product candidates, if approved. Further, the extent to which the COVID-19 pandemic impacts our ability to procure sufficient supplies for the development of our product candidates will depend on the severity and duration of the spread of the virus, and the actions undertaken to contain COVID-19 or treat its effects.

We are dependent on a small number of suppliers for some of the materials used to manufacture our product candidates, and on one company for the manufacture of the active pharmaceutical ingredient for each of our product candidates.

We currently depend on a small number of suppliers for some of the materials used in, and processes required to develop, our product candidates. We cannot ensure that these suppliers or service providers will remain in business or have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of a small number of suppliers exposes us to several risks, including disruptions in supply, price increases or late deliveries. There are, in general, relatively few alternative sources of supply for substitute materials. Our current vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Finding suitable replacement suppliers, materials and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption or delay in supply could compromise our ability to pursue development and eventual commercialization of our product candidates.

We intend to rely on third parties to conduct, supervise and monitor our clinical trials. If those third parties do not successfully carry out their contractual duties, or if they perform in an unsatisfactory manner, it may harm our business.

We rely, and will continue to rely, on CROs, CRO-contracted vendors and clinical trial sites to ensure the proper and timely conduct of our clinical trials, including our Phase 2 ACCURACY trial of AL101 for the treatment of R/M ACC. Our reliance on CROs for clinical development activities limits our control over these activities, but we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards.

We and our CROs will be required to comply with the Good Laboratory Practice requirements for our preclinical studies and GCP requirements for our clinical trials, which are regulations and guidelines enforced by the FDA and are also required by comparable foreign regulatory authorities. Regulatory authorities enforce GCP requirements through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP requirements.

In addition, our clinical trials must be conducted with product produced under cGMP requirements. Accordingly, if our CROs fail to comply with these requirements, we may be required to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be adversely affected if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Our CROs are not our employees, and we do not control whether or not they devote sufficient time and resources to our clinical trials. Our CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities, which could affect their performance on our behalf. We face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, any product candidate that we develop. As a result, our financial results and the commercial prospects for any product candidate that we develop would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

If our relationship with any CROs terminates, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we intend to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have an adverse impact on our business, financial condition and prospects.

Our existing collaboration with Novartis is, and any future collaborations will be, important to our business. If we are unable to maintain our existing collaboration or enter into new collaborations, or if these collaborations are not successful, our business could be adversely affected.

An important part of our strategy is to evaluate and, as deemed appropriate, extend our current or enter into additional partnerships in the future, including potentially with major biopharmaceutical companies. We have limited capabilities for product development and do not yet have any capability for commercialization. Accordingly, we have entered into an evaluation, option and license agreement with Novartis, or the Novartis Agreement, that provides Novartis with the exclusive ability to evaluate, develop, and potentially license, AL102 in combination with Novartis’ BCMA-targeting agents for the treatment of MM. For more information regarding the Novartis Agreement, please see “Business—License Agreements.” We may also enter into collaborations with other companies to provide us with important technologies or funding for our programs.

Any current or future collaborations we may extend or enter into may pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on preclinical study or clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

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for collaborations involving combination therapies that have not yet been tested together, treatment emergent adverse events may be unforeseen and may negatively impact the development of our product candidates;

•	collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

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a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly obtain, maintain, enforce or defend our intellectual property rights or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of third parties, which may expose us to litigation and potential liability;

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collaborations may be terminated for the convenience of the collaborator and, if terminated, we would potentially lose the right to pursue further development or commercialization of the applicable product candidates;

•	collaborators may learn about our technology and use this knowledge to compete with us in the future;

•	there may be conflicts between different collaborators that could negatively affect those collaborations and potentially others;

•	the number and type of our collaborations could adversely affect our attractiveness to future collaborators or acquirers; and

•	the loss of, or a disruption in our relationship with, any one or more collaborators could harm our business.

Under the Novartis Agreement, the combination of AL102 with BCMA-targeting agents for the treatment of MM is currently being developed. Under the Novartis Agreement, upon completion of the relevant evaluation studies, we and Novartis will negotiate in good faith to provide for the expansion of the respective clinical collaboration and the establishment of a commercial relationship. However, Novartis has no obligation to continue development of the combination products, regardless of the applicable evaluation studies results.

If any collaborations do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research and development funding or milestone or royalty payments under such collaborations. If we do not receive the funding we expect under these agreements, our continued development of our product candidates could be delayed and we may need additional resources to develop additional product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of any collaborators and there can be no assurance that our collaborations will produce positive results or successful products on a timely basis or at all.

Additionally, subject to its contractual obligations to us, if one of our collaborators is involved in a business combination or otherwise changes its business priorities, the collaborator might deemphasize or terminate the development or commercialization of our product candidates. If a collaborator terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of our business and our stock price could be adversely affected.

We may in the future collaborate with additional pharmaceutical and biotechnology companies for development and potential commercialization of our product candidates. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our programs, and our business may be materially and adversely affected.

If we fail to comply with our obligations in the agreements under which we in-license or acquire development or commercialization rights to products, technology or data from third parties, including those for AL101 and AL102, we could lose such rights that are important to our business.

In November 2017, we licensed rights to AL101 and AL102 pursuant to the BMS License Agreement. This agreement imposes on us, and additional agreements we may enter into with other parties in the future may impose on us, diligence, development and commercialization timelines, milestone and royalty payment, insurance and other obligations.

For example, in exchange for the rights granted to us under the BMS License Agreement, we are obligated to pay BMS up to a total of $16.5 million in milestone payments for the ultimate approval of AL101 for the treatment of ACC in addition to other milestone payments that we are required to pay upon the achievement of other clinical development and commercial milestones, royalty payments that could range from a high single-digit to a low teen percentage on net sales of products containing AL101 or AL102, as well as a portion of all consideration we receive in connection with the sublicense or assignment of any patent rights we licensed from BMS, ranging from a mid-teen to mid-double-digit percentage, depending on the development stage of the most advanced product candidate that is subject to the applicable sublicense or assignment. If we or any of our collaborators fail to comply with our obligations under the BMS License Agreement or other current or future agreements, BMS or counterparties to other agreements may have the right to terminate such agreements, in which event we might not be able to develop, manufacture or market any product candidate that is covered by these agreements, which could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, and we may be required to cease the development and commercialization of AL101 and AL102 and any future product candidates that are subject to such agreements.

License agreements may also require us to meet specified development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, intellectual property license agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. Any of the foregoing risks could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Healthcare Laws and Other Legal Compliance Matters

Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates, if approved, and may affect the prices we may set.

In the United States, European Union, or EU, and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

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an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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new requirements to report certain financial arrangements with physicians and teaching hospitals, including reporting “transfers of value” made or distributed to prescribers and other healthcare providers and reporting investment interests held by physicians and their immediate family members;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively and an extension of the rebate program to individuals enrolled in Medicaid managed care organizations;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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creation of the Independent Payment Advisory Board, which, once empaneled, will have the authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and those recommendations could have the effect of law unless overruled by a supermajority vote of Congress; and

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establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial, Congressional and executive branch challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. The current presidential administration and Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. The Tax Cuts and Jobs Act of 2017 includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, the U.S. District Court for the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed, the remaining provisions of the ACA are invalid as well. The presidential administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018 the U.S. District Court for the Northern District of Texas issued an order staying the judgment pending appeal. On December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the Supreme Court of the United States granted the petitions for writ of certiorari to review this case and has allotted one hour for oral arguments, which are expected to occur in the fall. Litigation and legislation over the ACA are likely to continue and it is uncertain the extent to which any such changes may impact our business or financial condition.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the Budget Control Act of 2011, resulted in aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, the orphan drug tax credit was reduced as part of a broader tax reform. Further, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and

Matthew Bellina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to request access to certain IND products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act. These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other healthcare funding, which could negatively affect our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under government payor programs, and review the relationship between pricing and manufacturer patient programs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

In the EU, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved.

In markets outside of the United States and EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States, the EU or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, any good, facility, item, or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal false claims and civil monetary penalties laws, including the civil False Claims Act, or FCA, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, which also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information;

•	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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the U.S. federal legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians, certain other healthcare professionals, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Additionally, on October 25, 2018, President Trump signed into law the “Substance Use-Disorder Prevention that Promoted Opioid Recovery and Treatment for Patients and Communities

Act” which in part (under a provision entitled “Fighting the Opioid Epidemic with Sunshine”) extends the reporting and transparency requirements for physicians in the Physician Payments Sunshine Act to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives (with reporting requirements going into effect in 2022 for payments made in 2021);

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analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state laws governing the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts, such as the California Consumer Protection Act, or the CCPA, which came into effect beginning in January 2020 and, among other things, requires new disclosures to California individuals and affording such individuals new abilities to opt out of certain sales of personal information, in addition to severely limiting our ability to use their information; and

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similar healthcare laws and regulations in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of certain protected information, such as the General Data Protection Regulation, or the GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the European Economic Area, or the EEA, and the United Kingdom (including health data).

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Any clinical trial programs we conduct or research collaborations we enter into in the EEA may subject us to the GDPR.

If we conduct clinical trials or enter into research collaborations in the EEA, we may be subject to the GDPR. The GDPR applies extraterritorially and implements stringent operational requirements for processors and controllers of personal data, including, for example, high standards for obtaining consent from individuals to process then personal data, robust disclosures to individuals, a comprehensive individual data rights regime, data export restrictions governing transfers of data from the EU, to other jurisdictions, short timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to health data, other special categories of personal data and pseudonymised (i.e., key-coded) data and additional obligations if we contract third-party processors in connection with the processing of personal data. The GDPR provides that EU member states may establish their own laws and regulations limiting the processing of personal data, including genetic, biometric or health data, which could limit our ability to use and share personal data or could cause our costs to increase. If our or our partners’ or service providers’ privacy or data security measures fail to comply with GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of our total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.

We are subject to environmental, health and safety laws and regulations, and we may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities.

Our operations, including our development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If we fail to comply with such laws and regulations, we could be subject to fines or other sanctions.

As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, the production efforts of our third-party manufacturers or our development efforts may be interrupted or delayed.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the Trade Laws. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Risks Related to Our Intellectual Property

If we fail to comply with our obligations under our existing intellectual property license with BMS and any future intellectual property licenses with third parties, we could lose rights that are important to our business, including the right to develop and commercialize the AL101 and AL102 product candidates.

We are party to a license agreement with BMS which gives us the right to practice certain issued patents to develop and commercialize AL101 and AL102. We may enter into additional license agreements in the future. Our existing license agreements impose, and any future license agreements are likely to impose, various diligence, milestone payment, royalty, insurance and other obligations on us. Any uncured, material breach under these license agreements could result in the loss of our rights to practice such in-licensed intellectual property and could compromise our development and commercialization efforts for any current product candidates, including requiring us to cease the development and commercialization of AL101 and AL102, or future product candidates.

If we are unable to obtain, maintain, protect and enforce patent and other intellectual property protection for our technology and products or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our proprietary technologies, product candidate development programs and product candidates. Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to AL101, AL102 and any future product candidates. We seek to protect our proprietary position by filing or collaborating with our licensors to file patent applications in the United States and abroad related to our development programs and product candidates. The patent prosecution process is expensive, time-consuming and complex, and we and our collaborators may not be able to file, prosecute, maintain or enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. Moreover, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

It is possible that we will fail to identify further patentable aspects of our research and development output before it is too late to obtain patent protection. Although we enter into confidentiality agreements with employees, consultants, CROs, contractors, manufacturers, advisors and other third parties who have access to our confidential information, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States, EU and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our owned or any licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. The patent applications that we own, or in-license, may fail to result in issued patents with claims that provide further coverage of AL101, AL102 or any other product candidate in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Additionally, any U.S. provisional patent application that we or our licensors file is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of filing the related provisional patent application. If we or our licensors do not timely file any non-provisional patent application, we may lose our priority date with respect to the provisional patent application and any patent protection on the inventions disclosed in the provisional patent application. Even if patents do successfully issue and even if such patents further cover AL101, AL102 or any future product candidate, third parties may challenge their validity, ownership, enforceability or scope, which may result in such patents being narrowed, invalidated, circumvented, or held unenforceable. Any successful challenge to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of AL101, AL102, or any other product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

If the patent applications we own or have in-licensed with respect to our development programs and product candidates fail to issue, if their validity, breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for AL101, AL102 or any future product candidate, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize future product candidates. Any such outcome could have a material adverse effect on our business.

The patent position of biotechnology and pharmaceutical companies is highly uncertain, involves complex legal, scientific, and factual questions, and is characterized by the existence of large numbers of patents and frequent litigation based on allegations of patent or other intellectual property infringement, misappropriation or other violations. In addition, the laws of jurisdictions outside the United States may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish our ability to protect our inventions or obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our patents or narrow the scope of our patent protection. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in the issuance of patents, or may result in the issuance of patents which fail to protect our technology or products, in whole or in part, or which fail to effectively prevent others from commercializing competitive technologies and products.

The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity or enforceability, and we may be subject to a third-party pre-issuance submission of prior art, or our owned and licensed patents may be challenged, in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Thus, even if our patent applications issue as patents, they may not issue in a form that will provide us with meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Patent term extensions may be available; however the life of a patent, and the protection it affords, is limited. Without sufficient patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Our competitors or other third parties may also be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Moreover, some of our owned and in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Third parties may assert claims against us alleging infringement, misappropriation or other violation of their patents or other intellectual property rights, and we may need to become involved in lawsuits to protect or enforce our patents or other intellectual property rights, either of which could result in substantial costs or loss of productivity, delay or prevent the development and commercialization of our product candidates, prohibit our use of proprietary technology or sale of products or put our patents and other proprietary rights at risk.

Our commercial success depends, in part, upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates without alleged or actual infringement, misappropriation or other violations of the patents and proprietary rights of third parties. Litigation relating to infringement, misappropriation or other violation of patent and other intellectual property rights in the pharmaceutical and biotechnology industries is common, including patent infringement lawsuits, interferences, oppositions and post-grant review, inter partes review, reexamination and derivation proceedings before the U.S. Patent and Trademark Office, or USPTO, and corresponding foreign patent offices. The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights, and third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. In addition, many companies in intellectual property-dependent industries, including the biotechnology and pharmaceutical industries, have employed intellectual property litigation as a means to gain an advantage over their competitors. Numerous U.S., EU and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates, and as the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement, misappropriation or other violation of the intellectual property rights of third parties. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us.

We may be subject to third-party claims including infringement, interference or derivation proceedings, post-grant review, inter partes review and reexamination proceedings before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. In order to successfully challenge the validity of any such U.S. patent in federal courts, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that any such third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize the applicable product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention or use, the holders of any such patents may be able to prohibit our use of those compositions, formulations, methods of treatment, prevention or use or other technologies, effectively blocking our ability to develop and commercialize the applicable product candidate until such patent expires or is finally determined to be invalid or unenforceable or unless we obtained a license.

In addition, defending such claims would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages if we are found to be infringing a third party’s patent or other intellectual property rights. These damages potentially include increased damages (possibly treble damages) and attorneys’ fees if we are found to have infringed such rights willfully. Further, if a patent or other intellectual property infringement suit is brought against us or our third-party service providers, our development, manufacturing or sales activities relating to the product or product candidate that is the subject of the suit may be delayed or terminated, as parties making claims against us may obtain injunctive or other equitable relief. As a result of patent or other intellectual property infringement claims, or in order to avoid potential infringement claims, we may choose to seek, or be required to seek, a license from the third party in order to develop and commercialize the applicable product candidate, which may require payment of substantial royalties or fees, or require us to grant a cross-license under our intellectual property rights. These licenses may not be available on reasonable terms or at all. Even if a license can be obtained on reasonable terms, the rights may be non-exclusive, which would give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we could be prevented from commercializing one or more of our product candidates, or forced to modify such product candidates, or to cease some aspect of our business operations, which could harm our business significantly. We might also be forced to redesign or modify our product candidates so that we no longer infringe the third-party intellectual property rights, which may result in significant cost or delay to us, or which redesign or modification could be impossible or technically infeasible. Even if we were ultimately to prevail, any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. In addition, if the breadth or strength of protection provided the patents and patent applications we own or in-license is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

If we or one of our licensors or collaborators were to initiate legal proceedings against a third party to enforce an owned or in-licensed patent covering one of our product candidates, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace, and a court may decide that a patent owned or in-licensed by us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our owned and in-licensed patents do not cover the technology in question. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Third parties might allege unenforceability of our patents because during prosecution of the patent an individual connected with such prosecution withheld relevant information, or made a misleading statement. The outcome of proceedings involving assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity of patents, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution, but that an adverse third party may identify and submit in support of such assertions of invalidity. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Our patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors view these announcements in a negative light, the price of our common stock could be adversely affected. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop, manufacture and market our product candidates.

We cannot guarantee that any of our or our licensors’ patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States, Europe and elsewhere that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. For example, in the United States, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States, EU and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates could be filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our product candidates. After issuance, the scope of patent claims remains subject to construction as determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. We may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States, the EU or elsewhere that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates.

From time to time we may identify patents or applications in the same general area as our products and product candidates. We may determine these third-party patents are irrelevant to our business based on various factors including our interpretation of the scope of the patent claims and our interpretation of when the patent expires. If the patents are asserted against us, however, a court may disagree with our determinations. Further, while we may determine that the scope of claims that will issue from a patent application does not present a risk, it is difficult to accurately predict the scope of claims that will issue from a patent application, our determination may be incorrect, and the issuing patent may be asserted against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay monetary damages, we may be temporarily or permanently prohibited from commercializing our product candidates or be required to obtain a license under such patent, which may not be available on reasonable terms or at all. We might, if possible, also be forced to redesign our product candidates so that we no longer infringe, misappropriate or otherwise violate the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical and pharmaceutical industries involve both technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical and pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the Leahy-Smith America Invents Act, or the AIA, which was passed in September 2011, resulted in significant changes to the U.S. patent system.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This will require us to be cognizant of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent with the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents.

We may become involved in opposition, interference, derivation, inter partes review, post-grant review, reexamination or other proceedings challenging our or our licensors’ patent rights, and the outcome of any proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our owned or in-licensed patent rights, in whole or in part, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the validity, enforceability and value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, as well as similar bodies in other jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws have also increased in recent years. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business, and these laws and regulations patents could continue to change in unpredictable ways that could have a material adverse effect on our existing patent rights and our ability to protect and enforce our intellectual property in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and European and other patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance, renewal and annuity fees on any issued patent are due to be paid to the USPTO and European and other patent agencies over the lifetime of a patent. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by additional payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such noncompliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering our product candidates or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our product candidates in any indication for which they are approved, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In-licensing patents covering our product candidates in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all, and even in-licensing or filing, prosecuting and defending patents in only those jurisdictions in which we develop or commercialize our product candidates may still be prohibitively expensive or impractical. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but enforcement is not as strong as that in the United States or the EU. These products may compete with our product candidates, and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications while they are still pending. The grant proceeding of each national or regional patent is an independent proceeding which may lead to situations in which applications may be rejected by the relevant patent office, while substantively similar applications are granted by others. For example, relative to other countries, China has a heightened requirement for patentability and specifically requires a detailed description of medical uses of a claimed drug. Furthermore, generic drug manufacturers or other competitors may challenge the scope, validity or enforceability of our or our licensors’ patents, requiring us or our licensors to engage in complex, lengthy and costly litigation or other proceedings. Generic drug manufacturers may develop, seek approval for and launch generic versions of our products. It is also common for, depending on the country, the scope of patent protection to vary for the same product candidate or technology.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or regulations in the United States and the EU, and many companies have encountered significant difficulties in protecting and defending proprietary rights in such jurisdictions. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets or other forms of intellectual property, which could make it difficult for us to prevent competitors in some jurisdictions from marketing competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, are likely to result in substantial costs and divert our efforts and attention from other aspects of our business, and additionally could put at risk our or our licensors’ patents of being invalidated or interpreted narrowly, could increase the risk of our or our licensors’ patent applications not issuing, or could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, while damages or other remedies may be awarded to the adverse party, which may be commercially significant. If we prevail, damages or other remedies awarded to us, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition in those jurisdictions.

In some jurisdictions, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties under patents relevant to our business, or if we or our licensors are prevented from enforcing patent rights against third parties, our competitive position may be substantially impaired in such jurisdictions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of marketing exclusivity for our product candidates, our business may be materially harmed.

The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Even if we or our licensors obtain patents covering our product candidates, when the terms of all patents covering a product expire, our business may become subject to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review and approval of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

In the United States, a patent that covers an FDA-approved drug or biologic may be eligible for a term extension designed to restore the period of the patent term that is lost during the premarket regulatory review process conducted by the FDA. Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, which permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. While the length of such patent term extension is related to the length of time the drug is under regulatory review, patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent per approved drug may be extended and only those claims covering the approved drug product, a method for using it or a method for manufacturing it may be extended. In the EU, our product candidates may be eligible for patent term extensions based on similar legislation. In either jurisdiction, however, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents, fail to exercise due diligence during the testing phase or regulatory review process or otherwise fail to satisfy applicable requirements. Even if we are granted such extension, the duration of such extension may be less than our request. If we are unable to obtain a patent term extension, or if the term of any such extension is less than our request, the period during which we can enforce our patent rights for that product will be in effect shortened and our competitors may obtain approval to market competing products sooner. The resulting reduction of years of revenue from applicable products could be substantial.

Further, under certain circumstances, patent terms covering our products or product candidates may be extended for time spent during the pendency of the patent application in the USPTO (referred to as patent term adjustment, or PTA). The laws and regulations underlying how the USPTO calculates the PTA is subject to change and any such PTA granted by the USPTO could be challenged by a third party. If we do not prevail under such a challenge, the PTA may be reduced or eliminated, resulting in a shorter patent term, which may negatively impact our ability to exclude competitors. Because PTA added to the term of patents covering pharmaceutical products has particular value, our business may be adversely affected if the PTA is successfully challenged by a third party and our ability to exclude competitors is reduced or eliminated.

Our proprietary rights may not adequately protect our technologies and product candidates, and do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make products that are similar to AL101, AL102 or our future product candidates but that are not covered by the claims of the patents that we own or exclusively licensed;

•

others, including inventors or developers of our owned or in-licensed patent technologies who may become involved with competitors, may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights;

•

we or any of our collaborators might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license;

•	we or any of our collaborators might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own, license or will own or license;

•	it is possible that our pending patent applications will not lead to issued patents;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;

•	issued patents that we own or exclusively license may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	ownership, validity or enforceability of our or our licensors’ patents or patent applications may be challenged by third parties; and

•	the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that our trade secrets will be misappropriated or disclosed, and confidentiality agreements with employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets and confidential or unpatented know-how to be important to our business. We may rely on trade secrets or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and confidential know-how are difficult to protect, and we have limited control over the protection of trade secrets and confidential know-how used by our licensors, collaborators and suppliers. Because we expect to rely on third parties to manufacture AL101, AL102 and any future product candidates, and we expect to collaborate with third parties on the development of AL101, AL102 and any future product candidates, we must, at times, share trade secrets with them. We also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. Under such circumstances, trade secrets or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, CROs, contractors, manufacturers, advisors and other third parties who have access to our confidential information to enter into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with us prior to beginning research or us disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology. Despite our efforts, any such parties may breach these agreements and unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. The need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our competitive position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations. Enforcing a claim that a third party obtained illegally or misappropriated trade secrets or confidential know-how is expensive, time consuming and unpredictable, and the enforceability of confidentiality agreements and the protection of trade secrets generally may vary from jurisdiction to jurisdiction.

In addition, our agreements typically restrict the ability of our advisors, employees, third-party contractors, consultants, CROs, manufacturers, advisors and other third parties to publish data potentially relating to our trade secrets, although the agreements may grant certain limited publication rights. Despite our efforts to protect our trade secrets, our competitors or other third parties may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s or other third party’s discovery of our trade secrets would impair our competitive position and have a material adverse effect on our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We may also rely on trademarks and trade names to protect our business. If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

We may need to license certain intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

The growth of our business may depend in part on our ability to acquire or in-license additional intellectual property or proprietary rights. For example, our programs may involve product candidates that may require the use of additional intellectual property or proprietary rights held by third parties. Our product candidates may also require specific formulations to work effectively and efficiently, which may be covered by intellectual property rights held by others. We may also develop products containing combinations of our compositions and pre-existing pharmaceutical compositions, and could be required by the FDA or comparable foreign regulatory authorities to provide a companion diagnostic test or tests with our product candidates, both of which may also be covered by intellectual property rights held by others. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations at a reasonable cost or on reasonable terms, if at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. In cases where we are unable to procure sufficient rights to third-party intellectual property rights, we might need to cease use of the compositions or methods covered by such third-party intellectual property rights and/or develop alternative approaches that do not infringe, misappropriate or otherwise violate such intellectual property rights. This could entail additional costs and development delays, and the development of such alternatives may not be feasible. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow our competitors access to the same technologies licensed to us. Any of the foregoing could prevent us from developing or commercializing one or more of our product candidates, or force us to modify such product candidates, or to cease some aspect of our business operations, which could have a material adverse effect on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties or claims asserting ownership of what we regard as our own intellectual property.

We do and may employ and contract with individuals who were previously employed by other biotechnology or pharmaceutical companies. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, collaborators and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us and to not use the know-how or confidential information of their former employer or other third parties, we cannot guarantee that we have executed such agreements with all applicable parties. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

In addition, while it is our policy to require our employees, contractors and other third parties who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights under such agreements may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our use of “open source” software could subject our proprietary software to general release and subject us to possible litigation.

Our bioinformatics platform incorporates software licensed under so-called “open source” licenses and we may incorporate open source software into other technologies in the future. Usage of open source software can lead to greater risks than the use of other third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software or other contractual protections or code quality, as it is generally freely accessible and made available to the general public on an “as-is” basis under the terms of a non-negotiable license. Some open source licenses contain requirements that the user disclose source code for modifications it makes to the open source software and license such modifications to third parties at no cost. We monitor our use of open source software in an effort to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code based on our modifications of open source code. However, there can be no assurance that such efforts will be successful and we could face claims that we are utilizing open source software in breach of the applicable licenses, which could result in litigation that may cause us to be required to disclose our proprietary source code based on our modifications of open source code, incur expenses and be liable for damages and such litigation could distract our personnel from their normal responsibilities.

Risks Related to Our Employees, Managing Our Growth and Our Operations

Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.

We are highly dependent on the development, regulatory, commercialization and business development expertise of Roni Mamluk, M.D., Ph.D., our Chief Executive Officer, as well as the other principal members of our management, scientific and clinical teams. Although we have formal employment agreements, offer letters or consulting agreements with our executive officers, these agreements do not prevent them from terminating their services at-will with 60 days’ to three months’ advance notice.

If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize product candidates successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be engaged by entities other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize product candidates will be limited.

We may engage in acquisitions or in-licensing transactions that could disrupt our business, cause dilution to our stockholders or reduce our financial resources.

In the future, we may enter into transactions to acquire or license, as applicable, other businesses, products or technologies. If we do identify suitable candidates, we may not be able to make such acquisitions or licenses on favorable terms, or at all. Any acquisitions or in-license we make may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We may decide to incur debt in connection with an acquisition or in-license or issue common stock or other equity securities to the stockholders of the counterparty, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business, product or technology that are not covered by the indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. Acquisitions and in-licensing may also divert management attention from day-to-day responsibilities, increase our expenses and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on our operating results.

Our business and operations would suffer in the event of system failures.

Our computer systems, as well as those of our CROs and other contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural disasters (including hurricanes), terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs. For example, the loss of preclinical or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of AL101, AL102 or any other product candidate could be delayed.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, clinical trial data, proprietary business information, personal data and personally identifiable information of our clinical trial subjects and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance or other disruptions. Although, to our knowledge, we have not experienced any such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, significant regulatory penalties, and such an event could disrupt our operations, damage our reputation, and cause a loss of confidence in us and our ability to conduct clinical trials, which could adversely affect our reputation and delay our clinical development of our product candidates.

Risks Related to Our Common Stock and This Offering

Prior to this offering, no active trading market for our common stock existed, and an active trading market may not develop.

Prior to this offering, there has not been an active trading market for our common stock. If an active trading market for our common stock does not develop following this offering, you may not be able to sell your shares quickly or at the market price or at all. Our ability to raise capital to continue to fund operations by selling shares of our common stock and our ability to acquire other companies or technologies by using shares of our common stock as consideration may also be impaired. The initial public offering price of our common stock has been determined by negotiations between us and the underwriters, and may not be indicative of the market prices of our common stock that will prevail in the trading market.

The market price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	any delay in the completion of our Phase 2 ACCURACY trial of AL101 for the treatment of R/M ACC;

•	inability to obtain additional funding;

•	the success of competitive products or technologies;

•	actual or expected changes in our growth rate relative to our competitors;

•	results of clinical trials of our product candidates or those of our competitors;

•	developments related to our existing or any future collaborations;

•	adverse regulatory decisions;

•	regulatory actions with respect to our product candidates or our competitors’ products and product candidates;

•	regulatory or legal developments in the United States and other countries;

•	development of new product candidates that may address our markets and make our product candidates less attractive;

•	changes in physician, hospital or healthcare provider practices that may make our product candidates less useful;

•	inability to obtain adequate product supply for AL101, AL102 or any other product candidate, or the inability to do so at acceptable prices;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key scientific or management personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	actual or expected changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by us or our competitors;

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significant lawsuits, including patent or shareholder litigation, and disputes or other developments relating to our proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	trading volume of our common stock;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section and elsewhere in this prospectus.

In addition, the trading prices for common stock of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. The COVID-19 outbreak continues to rapidly evolve. The extent to which the outbreak may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, based on the number of shares of common stock outstanding as of March 31, 2020, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold shares representing approximately 67% of our outstanding voting stock (or approximately 64% of our outstanding voting stock if the underwriters exercise in full their option to purchase additional shares of our common stock), without giving effect to any potential purchases by these stockholders in this offering. As a result, if these stockholders choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors, the composition of our management and approval of any merger, consolidation or sale of all or substantially all of our assets.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. Based on the initial public offering price of $15.00 per share, you will experience immediate dilution of $9.87 per share as of December 31, 2019, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering, and the initial public offering price. To the extent shares subsequently are issued under outstanding options or warrants, you will incur further dilution. See “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We anticipate that we will use the net proceeds of this offering, together with our existing cash and cash equivalents and short-term restricted bank deposits, to advance the clinical development of AL101 and AL102 and the remainder, if any, for working capital and general corporate purposes, as set forth under “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and principal stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding 12,446,611 shares of common stock based on the number of shares outstanding as of March 31, 2020. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. All of the remaining 8,779,944 shares are currently restricted as a result of securities laws or lock-up agreements, which may be waived by Citigroup Global Markets Inc. and Jefferies LLC, but will become eligible to be sold at various times beginning 180 days after this offering, unless held by one of our affiliates, in which case the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended, or Rule 144. Moreover, after this offering, holders of an aggregate of 8,636,431 shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders, until such shares can otherwise be sold without restriction under Rule 144 or until the rights terminate pursuant to the terms of the investors’ rights agreement between us and such holders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our stock and our stock price may be reduced or become more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to take advantage of this extended transition period.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse, inaccurate or misleading opinion regarding our business, our stock price and trading volume may be negatively impacted.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse, inaccurate or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are a “smaller reporting company” and the reduced disclosure requirements applicable to smaller reporting companies may make our common stock less attractive to investors.

We are considered a “smaller reporting company.” We are therefore entitled to rely on certain reduced disclosure requirements, such as an exemption from providing selected financial data and executive compensation information. We are also exempt from the requirement to obtain an external audit on the effectiveness of internal control over financial reporting provided in Section 404(b) of the Sarbanes-Oxley Act. These exemptions and reduced disclosures in our SEC filings due to our status as a smaller reporting company mean our auditors do not review our internal control over financial reporting and may make it harder for investors to analyze our results of operations and financial prospects. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock prices may be more volatile.

Provisions in our restated certificate of incorporation and restated bylaws and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and our restated bylaws, which will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

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the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

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the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Furthermore, our restated certificate of incorporation, which will become effective upon the closing of this offering, specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving claims brought against us by stockholders. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our restated certificate of incorporation described above.

We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors, officers, employees and agents as it may limit any stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees or agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Our restated certificate of incorporation will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our restated certificate of incorporation, which will become effective upon the closing of this offering, specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving claims brought against us by stockholders; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our restated certificate of incorporation described above.

We believe these provisions benefit us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes and in the application of the Securities Act by federal judges, as applicable, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors, officers, employees and agents as it may limit any stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees or agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock would be your sole source of gain on an investment in our common stock for the foreseeable future. See the “Dividend Policy” section of this prospectus for additional information.

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Recent U.S. tax legislation may materially adversely affect our financial condition, results of operations and cash flows.

Recently enacted U.S. tax legislation has significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, and revising the rules governing net operating losses. Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and Internal Revenue Service, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

The reduction of the corporate tax rate under the legislation may cause a reduction in the economic benefit of our net operating loss carryforwards and other deferred tax assets available to us. Furthermore, under the legislation (as recently modified by the Coronavirus Aid, Relief, and Economic Security Act), although the treatment of tax losses generated before December 31, 2017 has generally not changed, for taxable years beginning after December 31, 2020, utilization of NOLs generated in tax years beginning after December 31, 2017 are limited to a maximum of 80% of the taxable income for such year, after taking into account utilization of NOLs generated in years beginning before January 1, 2018 and determined without regard to such NOL deduction. This change may require us to pay federal income taxes in future years despite generating a loss for federal income tax purposes in prior years.

While some of the changes made by the tax legislation may adversely affect us in one or more reporting periods and prospectively, other changes may be beneficial on a going-forward basis. We continue to work with our tax advisors and auditors to determine the full impact that the recent tax legislation as a whole will have on us. We urge our investors to consult with their legal and tax advisors with respect to such legislation.

Risks Related to Our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Our principal executive offices and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region could directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Ongoing and revived hostilities or other Israeli political or economic factors, could prevent or delay shipments of our products, harm our operations and product development and cause any future sales to decrease. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adverse affected. Furthermore, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictive laws and policies may seriously limit our ability to sell our products in these countries and may have an adverse impact on our operating results, financial conditions or the expansion of our business.

In addition, political uprisings and conflicts in various countries in the Middle East are affecting the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. In Syria, a country bordering Israel, a civil war is taking place. In addition, there are concerns that Iran, which has previously threatened to attack Israel, may step up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon, as well as a growing presence in Syria. Additionally, the Islamic State of Iraq and Levant, or ISIL, a violent jihadist group whose stated purpose is to take control of the Middle East, remains active in areas within close proximity to Israeli borders. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any potential future conflict could also include missile strikes against parts of Israel, including our offices and facilities. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may be disinclined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving or threatening Israel would likely negatively affect business conditions generally and could harm our results of operations.

On Israel’s domestic front, there is currently a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. In 2019, Israel held general elections twice, in April and September, and a third general election was held in March 2020. The Knesset, for reasons related to this extended political transition, has failed to pass a budget for the year 2020, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. Given the likelihood that the current political stalemate may not be resolved during the next calendar year, our ability to conduct our business effectively may be adversely materially affected.

Our operations may be disrupted by the obligations of our personnel to perform military service.

Some of our employees in Israel are obligated to perform up to 36 days, and in some cases longer periods, of military reserve duty annually until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict or emergency situations, could be called to immediate active duty for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence due to military service of a significant number of our employees or of one or more of our key employees for extended periods of time, and such disruption could materially adversely affect our business. Additionally, the absence of a significant number of the employees of our Israeli suppliers and subcontractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations which may subsequently disrupt our operations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We have entered into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created during their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment with us. Under the Israeli Patent Law, 1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company and as a result thereof are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her service inventions and the scope and conditions for such remuneration. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although our employees have agreed to assign to us service invention rights, as a result of uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Our operations may be affected by negative economic conditions or labor unrest in Israel.

General strikes or work stoppages, including at Israeli ports, have occurred periodically or have been threatened in the past by Israeli trade unions due to labor disputes. These general strikes or work stoppages may have an adverse effect on the Israeli economy and on our business, including our ability to receive raw materials from our suppliers in a timely manner and could have a material adverse effect on our results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements, including but not limited to statements regarding:

•	our plans to develop and commercialize our product candidates;

•	the timing of our ongoing or planned clinical trials for AL101, AL102 and any future product candidates;

•	the timing of and our ability to obtain and maintain regulatory approvals for AL101, AL102 and any future product candidates;

•	the clinical utility of our product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our ability to collaborate with leading diagnostic companies to develop diagnostic tests for identifying patients with Notch-activating mutations;

•	our expectation about the willingness of healthcare professionals to use AL101, AL102 and any future product candidates;

•	our ability to obtain, maintain, protect and enforce intellectual property protection for our product candidates;

•	our expected use of proceeds from this offering;

•	our competitive position and the development of, and projections relating to, our competitors or our industry;

•	our ability to identify, recruit and retain key personnel;

•	the impact of laws and regulations;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our plans to identify additional product candidates with significant commercial potential that are consistent with our commercial objectives;

•	research and development cost;

•	our estimates and statements regarding our future revenue, future results of operations and financial position;

•	our business strategy;

•	risks associated with the COVID-19 outbreak, which may adversely impact our business and clinical trials;

•	our research and development costs;

•	our plans and objectives of management for future operations; and

•	the plans and objectives of management.

These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,”

“predict,” “potential,” “would” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research and studies conducted by third parties. Industry publications and studies generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We have not independently verified market and industry data from third-party sources. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. These data involve a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of shares of our common stock in this offering will be approximately $49.0 million, based on the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of our common stock, we estimate that our net proceeds will be approximately $56.7 million.

We anticipate that we will use the net proceeds of this offering, together with our existing cash and cash equivalents and short-term restricted bank deposits, for the following purposes:

•	approximately $13.0 to $14.0 million to advance AL101 through its ongoing Phase 2 ACCURACY trial for the treatment of R/M ACC;
•	approximately $11.0 to $12.0 million to advance AL101 for its planned Phase 2 trial for the treatment of R/M TNBC;
•	approximately $6.0 to $7.0 million to advance AL101 for its planned Phase 2 trial for the treatment of R/R TALL;
•	approximately $7.0 to $8.0 million to advance AL102 for its planned Phase 2 trial for the treatment of desmoid tumors; and
•	the remainder for working capital and general corporate purposes.

As of March 31, 2020, we had $10.1 million of cash and cash equivalents and short-term restricted bank deposits on hand. Based on our planned use of the net proceeds of this offering and with our existing cash and cash equivalents and short-term restricted bank deposits and the net proceeds of this offering, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into the second half of 2022. With our existing cash and cash equivalents and short-term restricted bank deposits and the net proceeds of this offering, we expect to be able to complete our Phase 2 clinical trial of AL101 for the treatment of R/M ACC; advance the clinical development of AL101 for the treatment of R/M TNBC through reporting of interim data with respect to the first cohort in our planned Phase 2 clinical trial; advance the clinical development of AL101 for the treatment of R/R T-ALL through dosing of subjects in our planned Phase 2 clinical trial; and advance the clinical development of AL102 for the treatment of desmoid tumors through dosing of subjects in our planned Phase 2 clinical trial. We have based these estimates on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. In any event, we will require additional funding to complete the clinical development of AL101 for the treatment of R/M ACC, complete the Phase 2 trials and further clinical development of AL101 for other indications and of our other product candidates and commercialize any of our product candidates, and we do not yet have any committed source of funding for these actions. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the net proceeds to in-license, acquire, or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments or understandings in this regard. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Predicting the cost necessary to develop product candidates can be difficult and we anticipate that we will need additional funds to complete the development of any product candidates we identify. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term and intermediate-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. The payment of dividends, if any, will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our future debt agreements, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and short-term restricted bank deposits and capitalization as of December 31, 2019, as follows:

•	on an actual basis;

•	on a pro forma basis to reflect:

∎	the automatic conversion of all outstanding shares of our preferred stock into 3,715,222 shares of common stock upon the closing of this offering; and

∎	the filing and effectiveness of our restated certificate of incorporation, which will occur upon the closing of this offering.

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of 3,666,667 shares of common stock in this offering at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of December 31, 2019
	(in thousands, except share data)

			Pro Forma As
	Actual	Pro Forma	Adjusted
Cash and cash equivalents and short-term restricted bank deposits	$16,808	$16,808	$65,822

Long-term debt, net of current portion	299	299	299

Convertible preferred stock (Series A and Series B), par value $0.01 per share; 8,200,000 shares authorized, 3,715,222 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	53,373	—	—
Stockholders’ (deficit) equity
Preferred stock, $0.01 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.01 per share; 20,000,000 shares authorized, actual; 5,064,722 shares issued and 4,998,874 shares outstanding, actual; 200,000,000 shares authorized, pro forma and pro forma as adjusted; 8,779,944 shares issued and 8,714,096 shares outstanding, pro forma; 12,446,611 shares issued and 12,380,763 shares outstanding, pro forma as adjusted	51	88	125
Additional paid-in capital	1,770	55,106	104,084
Accumulated deficit	(40,741)	(40,741)	(40,741)
Total stockholders’ (deficit) equity	(38,920)	14,453	63,467

Total capitalization	$14,453	$14,453	$63,467

The number of shares in the table above does not include:

•	608,218 shares of common stock issuable upon exercise of stock options outstanding, under our 2017 Plan, as of December 31, 2019, at a weighted-average exercise price of $5.14 per share;

•	52,750 shares of our common stock issuable upon the exercise of stock options granted after December 31, 2019 pursuant to our 2017 Plan;

•

47,299 additional shares of common stock issuable upon the exercise of stock options to be granted in connection with this offering under the 2017 Plan, to certain of our executive officers and employees, at an exercise price per share equal to the initial public offering price in this offering;

•

58,651 additional shares of common stock issued pursuant to restricted stock grants to be granted in connection with the offering under the 2017 Plan, to certain of our executive officers and employees; and

•

421,801 additional shares of our common stock reserved for future issuance under the Amended 2017 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the Amended 2017 Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of December 31, 2019, we had a historical net tangible book value of $(39.6) million, or $(7.92) per share of common stock. Our historical net tangible book value per share represents total tangible assets less total liabilities and preferred stock, divided by the number of shares of our common stock outstanding as of December 31, 2019.

Our pro forma net tangible book value as of December 31, 2019 was $13.8 million, or $1.58 per share. Pro forma net tangible book value represents the amount of our total tangible assets less total liabilities, after giving effect to the automatic conversion of all shares of our preferred stock outstanding as of December 31, 2019 into an aggregate of 3,715,222 shares of our common stock in connection with this offering. Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the total number of shares outstanding as of December 31, 2019, after giving effect to the pro forma adjustment described above.

After giving further effect to receipt of the net proceeds from our issuance and sale of 3,666,667 shares of common stock in this offering at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2019 would have been approximately $63.5 million, or approximately $5.13 per share. This amount represents an immediate increase in pro forma net tangible book value of $3.55 per share to our existing stockholders and an immediate dilution of approximately $9.87 per share to new investors participating in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution:

Initial public offering price per share		$15.00
Historical net tangible book value per share as of December 31, 2019	$(7.92)
Increase (decrease) per share attributable to the conversion of our preferred stock	9.50

Pro forma net tangible book value (deficit) per share as of December 31, 2019	1.58
Increase per share attributable to this offering	$3.55

Pro forma as adjusted net tangible book value per share after this offering		$5.13

Dilution per share to new investors in this offering		$9.87

If the underwriters exercise in full their option to purchase additional shares of our common stock, the pro forma as adjusted net tangible book value after this offering would be $5.50 per share, the increase in pro forma as adjusted net tangible book value per share would be $0.38 per share and the dilution per share to new investors would be $9.50 per share, in each case based on the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

The following table summarizes on the pro forma as adjusted basis described above, as of December 31, 2019, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on the initial public offering price of $15.00 per share, before deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	8,714,097	70.4%	$55,194,000	50.1%	$6.33
New investors	3,666,667	29.6	55,000,005	49.9	15.00

Total	12,380,764	100.0%	$110,194,005	100.0%	$8.90

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of December 31, 2019, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into common stock in connection with this offering, and exclude:

•	608,218 shares of common stock issuable upon exercise of stock options outstanding under our 2017 Plan as of December 31, 2019, at a weighted-average exercise price of $5.14 per share;

•	52,750 shares of our common stock issuable upon the exercise of stock options granted after December 31, 2019 pursuant to our 2017 Plan;

•

47,299 additional shares of common stock issuable upon the exercise of stock options to be granted in connection with this offering under the 2017 Plan, to certain of our executive officers and employees, at an exercise price per share equal to the initial public offering price in this offering;

•

58,651 additional shares of common stock issued pursuant to restricted stock grants to be granted in connection with the offering under the 2017 Plan, to certain of our executive officers and employees; and

•

421,801 additional shares of our common stock reserved for future issuance under the Amended 2017 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the Amended 2017 Plan.

To the extent any of these outstanding options is exercised, there will be further dilution to new investors. If all of such outstanding options had been exercised as of December 31, 2019, the pro forma as adjusted net tangible book value per share after this offering would be $5.18, and total dilution per share to new investors would be $9.82.

If the underwriters exercise in full their option to purchase additional shares of our common stock:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately 67.4% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of common stock held by new investors will increase to 4,216,667, or approximately 32.6% of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The following tables set forth our summary consolidated financial data for the period indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected for any future period.

	Year Ended December 31,
	2018	2019
	(in thousands, except share and per share data)
Consolidated Statement of Operations and Comprehensive Loss Data:
Revenue from license agreement	$—	$2,334
Cost of revenue	—	(1,285)

Gross profit	—	1,049
Operating expenses:
Research and development	5,741	14,424
General and administrative	3,294	4,336

Operating loss	(9,035)	(17,711)
Other non-operating income (expense):
Financial income, net	448	225

Loss before income tax	(8,587)	(17,486)

Taxes on income	(286)	(306)
Net loss attributable to common stockholders	$(8,873)	$(17,792)

Net loss attributable to common stockholders, basic(1)	$(8,873)	$(17,792)

Net loss per share attributable to common stockholders, basic(1)	$(1.80)	$(3.57)

Weighted average common stock outstanding, basic(1)	4,935,897	4,979,606

Pro forma net loss per share attributable to common stockholders, basic and diluted(1)	$(1.31)	$(2.07)

Pro forma weighted average common stock outstanding, basic and diluted(1)	6,771,411	8,580,349

(1)	See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per share of common stock and the weighted average number of shares used in the computation of the per share amounts.

	Year Ended December 31,
	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term restricted bank deposits	$26,264	$16,808
Total assets	27,125	20,054
Additional paid-in capital	1,040	1,770
Accumulated deficit	(22,949)	(40,741)

Total stockholders’ (deficit) equity	$(21,859)	$(38,920)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage oncology company focused on developing and commercializing small molecule therapeutics for patients suffering from rare and aggressive cancers, primarily in genetically defined patient populations. Our differentiated development approach is predicated on identifying and addressing tumorigenic drivers of cancer, through a combination of our bioinformatics platform and next-generation sequencing to deliver targeted therapies to underserved patient populations. Our current portfolio of product candidates, AL101 and AL102, targets the aberrant activation of the Notch pathway with gamma secretase inhibitors. Gamma secretase is the enzyme responsible for Notch activation and, when inhibited, turns off the Notch pathway activation. Aberrant activation of the Notch pathway has long been implicated in multiple solid tumor and hematological cancers and has often been associated with more aggressive cancers. In cancers, Notch is known to serve as a critical facilitator in processes such as cellular proliferation, survival, migration, invasion, drug resistance and metastatic spread, all of which contribute to a poorer patient prognosis. AL101 and AL102 are designed to address the underlying key drivers of tumor growth, and our initial Phase 2 clinical data of AL101 suggest that our approach may address the shortcomings of existing treatment options. We believe that our novel product candidates, if approved, have the potential to transform treatment outcomes for patients suffering from rare and aggressive cancers.

Our lead product candidate, AL101, is being developed as a potent, selective, injectable small molecule gamma secretase inhibitor. We obtained an exclusive, worldwide license to develop and commercialize AL101 from Bristol-Myers Squibb Company, or BMS, in November 2017. BMS evaluated AL101 in three Phase 1 studies in more than 200 subjects with various cancers who had not been prospectively characterized for Notch activation. While these Phase 1 studies did not report statistically significant overall results, clinical activity was observed across these studies in cancers in which Notch has been implicated as a tumorigenic driver.

We were incorporated as a Delaware corporation on November 14, 2017, and our headquarters is located in Rehovot, Israel. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital and conducting research and development activities for our product candidates. To date, we have funded our operations primarily through private placements of common stock and convertible preferred stock. From our inception through December 31, 2019, we have raised an aggregate of $46.3 million to fund our operations, primarily consisting of proceeds from sales of our convertible preferred stock.

We have incurred significant net operating losses in every year since our inception and expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year and could be substantial. Our net losses were $8.9 million and $17.8 million for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of $40.7 million. We anticipate that our expenses will increase significantly as we:

•	advance our Phase 2 ACCURACY trial of AL101 for the treatment of recurrent/metastatic adenoid cystic carcinoma, or R/M ACC;

•

commence our Phase 2 clinical trials of AL101 for the treatment of R/M TNBC and R/R T-ALL, initiate clinical trials of AL102 for the treatment of desmoid tumors, or obtain and conduct clinical trials for any other product candidates;

•

assuming successful completion of our Phase 2 ACCURACY trial of AL101 for the treatment of R/M ACC, are required by the U.S. Food and Drug Administration, or FDA, to complete Phase 3 clinical trials to support submission of a New Drug Application, or NDA, of AL101 for the treatment of R/M ACC;

•	establish a sales, marketing and distribution infrastructure to commercialize AL101 and/or AL102, if approved, and for any other product candidates for which we may obtain marketing approval;

•	collaborate with leading diagnostic companies to develop diagnostic tests for identifying patients with Notch-activating mutations;

•	maintain, expand, protect and enforce our intellectual property portfolio;

•	hire additional staff, including clinical, scientific, technical, regulatory operational, financial, commercial and personnel, to execute our business plan; and

•

add clinical, scientific, operational, financial and management information systems and personnel to support our product development and potential future commercialization efforts, and to enable us to operate as a public company.

We do not expect to generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for a product candidate. Additionally, we currently use contract research organizations, or CROs, to carry out our clinical development activities. Furthermore, commencing upon the closing of this offering, we will incur additional costs associated with operating as a public company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to fund our operations through public or equity offerings or debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our current or any future product candidates.

Because of the numerous risks and uncertainties associated with therapeutics product development, we are unable to predict accurately the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of December 31, 2019, we had cash and cash equivalents and short-term restricted bank deposits totaling $16.8 million. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term restricted bank deposits, will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2022. We have based these estimates on assumptions that may prove to be imprecise or incorrect, and we may use our available capital resources sooner than we currently expect. See “—Liquidity and Capital Resources.” Because of the numerous risks and uncertainties associated with the development of our current and any future product candidates, our platform and technology and because the extent to which we may enter into collaborations with third parties for development of any of our product candidates is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates.

If we raise additional funds through marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate product candidate development programs or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

In its report on our financial statements for the year ended December 31, 2018 and 2019, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations since inception and required additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. See “Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—Our recurring losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.”

License Agreements

Bristol-Myers Squibb

In November 2017, we entered into an exclusive worldwide license agreement with Bristol-Myers Squibb Company, or BMS, for AL101 and AL102, each a small molecule gamma secretase inhibitor in development for the treatment of cancers. Under the terms of the license agreement, we have licensed the exclusive worldwide development and commercialization rights for AL101 (previously known as BMS-906024) and AL102 (previously known as BMS-986115).

We are responsible for all future development and commercialization of AL101 and AL102. In consideration for the rights granted under the agreement, we paid BMS a payment of $6 million and issued to BMS 1,125,929 shares of Series A preferred stock valued at approximately $7.3 million. We are obligated to pay BMS up to approximately $142 million in the aggregate upon the achievement of certain clinical development or regulatory milestones and up to $50 million in the aggregate upon the achievement of certain commercial milestones by each product containing the licensed BMS compounds. In addition, we are obligated to pay BMS tiered royalties ranging from a high single-digit to a low teen percentage on worldwide net sales of all products containing the licensed BMS compounds. For more information regarding this agreement, please see “Business—License Agreements.”

Novartis

In December 2018, we entered into an evaluation, option and license agreement, or the Novartis Agreement, with Novartis International Pharmaceutical Limited, or Novartis, pursuant to which we granted Novartis an exclusive option to obtain an exclusive license to research, develop, commercialize and manufacture AL102 for the treatment of multiple myeloma.

We will continue to supply Novartis quantities of AL102, products containing AL102 and certain other materials for purposes of conducting evaluation studies not comprising human clinical trials during the option period, together with our know-how as may reasonably be necessary in order for Novartis to conduct such evaluation studies. Novartis has agreed to reimburse us for all such expenses.

At any time during the option term, Novartis may exercise its option by payment of a low eight figure option exercise fee. If Novartis exercises its option, it will be obligated to pay us up to an additional $245 million upon the achievement of certain clinical development and commercial milestones. In addition, Novartis is obligated to pay us tiered royalties at percentages ranging from a mid-single digit to a low double-digit percentage on worldwide net sales of products licensed under the agreement. For more information regarding this agreement, please see “Business—License Agreements.”

Components of Our Results of Operations

Revenue Recognition

We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which applies to all contracts with customers. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of Topic 606, we assess the goods or services promised within the contract and determine those that are performance obligations and assess whether each promised good or service is distinct.

Customer option to acquire additional goods or services gives rise to a performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into that contract.

In a contract with multiple performance obligations, we must develop estimates and assumptions that require judgment to determine the underlying stand-alone selling price for each performance obligation, which determines how the transaction price is allocated among the performance obligations.

We evaluate each performance obligation to determine if it can be satisfied at a point in time or over time.

Revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for those goods or services.

In December 2018, we entered into the Novartis Agreement for which we paid for its research and development costs up to $4.3 million. For additional details regarding the Novartis Agreement, refer to Note 5 of our consolidated financial statements included elsewhere in this prospectus.

We concluded that there is one distinct performance obligation under the Novartis Agreement: Research and development services, an obligation which is satisfied over time.

Revenue associated with the research and development services in the amount of $2.3 million was recognized in 2019.

We concluded that progress towards completion of the research and development performance obligation related to the Novartis Agreement is best measured in an amount proportional to the expenses incurred from the total estimated expenses. We periodically review and update our estimates, when appropriate, which may adjust revenue recognized for the period. The transaction price to be recognized as revenue under the Novartis Agreement consists of the reimbursable research and development costs.

Operating Expenses

Our operating expenses since inception have consisted solely of research and development expenses and general and administrative expenses.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including the development of and pursuit of regulatory approval of our lead product candidates, AL101 and AL102, which include:

•	employee-related expenses, including salaries, benefits and stock-based compensation expense for personnel engaged in research and development functions;

•	expenses incurred in connection with the preclinical and clinical development of our product candidates, including under agreements with CROs, investigative sites and consultants;

•

costs of manufacturing our product candidates for use in our preclinical studies and clinical trials, as well as manufacturers that provide components of our product candidates for use in our preclinical and current and potential future clinical trials;

•	costs associated with our bioinformatics platform;

•	consulting and professional fees related to research and development activities;

•	costs related to compliance with clinical regulatory requirements; and

•	facility costs and other allocated expenses, which include expenses for rent and maintenance of our facility, utilities, depreciation and other supplies.

We expense research and development costs as incurred. Our external research and development expenses consist primarily of costs such as fees paid to consultants, contractors and CROs in connection with our preclinical and clinical development activities. We typically use our employee and infrastructure resources across our development programs and we do not allocate personnel costs and other internal costs to specific product candidates or development programs with the exception of the costs to manufacture our product candidates.

The following table summarizes our research and development expenses by product candidate or development program for the years ended December 31, 2018 and 2019:

	Years Ended December 31,
	2018	2019
Program-specific costs:
AL101
ACC	$4,442	$11,518
TNBC	434	1,107
General Expenses	707	1,580
AL102
General Expenses	158	219

Total research and development expenses	$5,741	$14,424

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase for the foreseeable future as we initiate additional clinical trials, including Phase 2 clinical trials of AL101 for the treatment of R/M TNBC and R/R T-ALL and of AL102 for the treatment of desmoid tumors, scale our manufacturing processes, continue to develop additional product candidates and hire additional clinical and scientific personnel.

The successful development of AL101, AL102 and any future product candidate is highly uncertain. Accordingly, at this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of these product candidates. We are also unable to predict when, if ever, we will generate revenue and material net cash inflows from the commercialization and sale of any of our product candidates for which we may obtain marketing approval. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of preclinical studies, clinical trials and development of our product candidates will depend on a variety of factors, including:

•

successful completion of clinical trials with adequate safety, tolerability and efficacy profiles for AL101, AL102 and any potential future product candidates that are satisfactory to the FDA or any comparable foreign regulatory authority;

•	approval of INDs for AL101 and AL102 and any potential future product candidate to commence planned or future clinical trials in the United States or foreign countries;

•	significant and changing government regulation and regulatory guidance;

•	timing and receipt of marketing approvals from applicable regulatory authorities;

•	establishing arrangements with contract manufacturing organizations, or CMOs, for third-party clinical and commercial manufacturing to obtain sufficient supply of our product candidates;

•	obtaining, maintaining, protecting and enforcing patent and other intellectual property rights and regulatory exclusivity for our product candidates;

•	commercializing the product candidates, if and when approved, whether alone or in collaboration with other organizations;

•	acceptance of the product, if and when approved, by patients, the medical community and third-party payors;

•	competition with other therapies; and

•	maintenance of a continued acceptable safety profile of the products following approval.

A change in the outcome of any of these variables with respect to the development, manufacture or commercialization enabling activities of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a product candidate, or if we experience significant delays in our clinical trials due to patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, investor and public relations, accounting, auditing, tax services and insurance costs.

We expect that our general and administrative expenses will increase in the future to support continued research and development activities and potential commercialization of our product candidates. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, attorneys and accountants, among other expenses. Additionally, we expect to incur increased expenses associated with being a public company, including the costs of additional personnel, accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and Securities and Exchange Commission, or SEC, requirements, director and officer insurance costs, and investor and public relations costs.

Financial Income, Net

Financial income, net primarily consists of non-cash financial expense incurred in connection with the measurement of derivative instrument in connection with the anti-dilution right granted to BMS, and interest income earned on our cash and cash equivalents and short-term restricted bank deposits.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience, known trends and events, and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing purchase orders and open contracts, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the services when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the following costs incurred for services in connection with research and development activities for which we have not yet been invoiced:

•	vendors in connection with clinical development activities;

•	vendors in connection with the testing of clinical trial materials;

•	CROs in connection with clinical trials; and

•	investigative sites in connection with clinical trials.

We contract with CROs to conduct clinical and other research and development services on our behalf. We base our expenses related to CROs on our estimates of the services received and efforts expended pursuant to quotes and contracts with them. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our CROs will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or amount of prepaid expense accordingly. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees, directors, consultants or advisors of the company or its affiliates based on their fair value on the date of the grant and recognize compensation expense of those awards, over the requisite service period, which is generally the vesting period of the respective award. We apply the accelerated method of expense recognition to all awards with only service-based vesting conditions.

For stock-based awards granted to non-employees, compensation expense is recognized over the period during which services are rendered by such non-employees until completed.

We estimate the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.

Determination of Fair Value of Common Stock

As a private company with no active public market for our common stock, our board of directors has historically determined the fair value of our common stock on each date of grant, with input from management. Our board of directors periodically determined the estimated per share fair value of our common stock at various dates using valuations performed by third parties. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Guide. Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our common stock in connection with our accounting for stock options.

Our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•	the lack of an active public market for our common stock and convertible preferred stock;

•

the prices at which we sold shares of our convertible preferred stock in arm’s-length transactions and the superior rights, preferences and privileges of the convertible preferred stock relative to our common stock, including the liquidation preferences of our preferred stock;

•	our results of operations and financial condition, including cash on hand;

•	the material risks related to our business;

•	our stage of development and business strategy;

•	the composition of, and changes to, our management team and board of directors;

•

the market performance of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed initial public offerings, or IPOs, of companies in the life sciences and biotechnology sectors; and

•	the likelihood of achieving a liquidity event such as an IPO given prevailing market conditions.

Our valuations were prepared in accordance with the guidelines in the Practice Guide, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. Through September 2019, we utilized the option pricing method, or OPM, and a guideline transaction method, which we believed was the most appropriate for each of the valuations of our common stock performed by our independent third-party valuation specialist. The OPM treats our security classes as call options on total equity value, and allocates our equity value across its security classes based on the rights and preferences of the securities within the capital structure under an assumed liquidation event. The OPM method is used when the range of possible future outcomes is difficult to predict and forecasts would be highly speculative. We believed this method was the most appropriate given the expectation of various potential liquidity outcomes and the difficulty of selecting appropriate enterprise values given our early stage of development, while allowing us to accurately capture the potential downside risk of our clinical-stage assets. Beginning in November 2019, for options granted after September 30, 2019, we utilized a hybrid of the OPM and Probability-Weighted Expected Return Method, or PWERM. The PWERM is a scenario based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. Under this hybrid method, we considered both the initial public offering liquidity scenario and an alternative scenario in the event an initial public offering does not occur. In October 2019, we engaged a new third-party valuation firm to retrospectively estimate the value of our common stock as of certain prior dates. Share-based compensation was awarded as a result of such retrospective valuations.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates are management’s best estimates and include assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event, the related company valuations associated with such events and the determinations of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been different.

Results of Operations

Comparison of the Years Ended December 31, 2018 and 2019

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019 (in thousands):

	Years Ended December 31,		% Change
	2018	2019
Revenue from license agreement	$—	$2,334	100%
Cost of revenue	—	(1,285)	100
Gross profit	—	1,049	100
Operating expenses:
Research and development	5,741	14,424	151
General and administrative	3,294	4,336	32

Operating loss	(9,035)	(17,711)	96

Financial income, net	448	225	(50)
Loss before income tax	(8,587)	(17,486)	104
Taxes on income	(286)	(306)	7

Net loss attributable to common stockholders	$(8,873)	$(17,792)	101%

Research and Development Expenses

Research and development expense increased by $8.7 million from $5.7 million for the year ended December 31, 2018 to $14.4 million for the year ended December 31, 2019. The increase in research and development expense was primarily attributable to the advancement of our Phase 2 ACCURACY trial.

General and Administrative Expenses

General and administrative expense increased by $1.0 million from $3.3 million for the year ended December 31, 2018 to $4.3 million for the year ended December 31, 2019. The increase in general and administrative expenses was primarily attributable to increases in costs related to the hiring of additional personnel, salaries and related expenses and other legal and corporate expenses.

Financial Income, net

Financial income, net decreased by $0.2 million from $0.4 million for the year ended December 31, 2018 to $0.2 million for the year ended December 31, 2019.

Liquidity and Capital Resources

Sources of Liquidity

We have funded our operations from inception through December 31, 2019 primarily through gross proceeds of $46.3 million from sales of our convertible preferred stock. The following table provides information regarding our total cash and cash equivalents and short-term restricted bank deposits at December 31, 2018 and 2019 (in thousands):

	As of December 31,
	2018	2019
Cash and cash equivalents and short-term restricted bank deposits	$26,264	$16,808

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2018 and 2019 (in thousands):

	Years Ended December 31,
	2018	2019
Net cash used in operating activities	$(6,371)	$(14,950)
Net cash used in investing activities	(250)	(1,581)
Net cash provided by financing activities	25,420	7,075

Net increase (decrease) in cash and cash equivalents and short-term restricted bank deposits	$18,799	$(9,456)

Net Cash Used in Operating Activities

The cash used in operating activities resulted primarily from expenses associated with our clinical development programs and early-stage research and general and administrative expenses.

Net cash used in operating activities was $15.0 million for the year ended December 31, 2019 compared to $6.3 million for the year ended December 31, 2018. The increase in net cash used in operating activities of $8.9 million was attributable to $8.9 million increase in net loss.

Net Cash Used in Investing Activities

Net cash used in investing activities was $1.6 million for the year ended December 31, 2019 compared to $0.3 million for the year ended December 31, 2018. The increase in net cash used for investing activities of $1.3 million was attributable a $1.0 million increase in purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $7.1 million for the year ended December 31, 2019 compared to $25.4 million for the year ended December 31, 2018. The decrease in net cash provided by financing activities of $18.3 million was attributable to net proceeds of $22.4 million from the sale of our Series B preferred stock and net proceeds of $3.0 million from the sale of our Series A preferred stock during the year ended December 31, 2018.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development for, initiate later-stage clinical trials for, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

As of March 31, 2020, we had cash and cash equivalents and short-term restricted bank deposits of $10.1 million. We expect that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term restricted bank deposits, will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2022. We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the costs of conducting future clinical trials of AL101 and AL102;

•	the costs of manufacturing additional material for future clinical trials of AL101 and AL102;

•	the scope, progress, results and costs of discovery, preclinical development, laboratory testing and clinical trials for other potential product candidates we may develop, if any;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to establish and maintain collaborations, including our collaboration with ArcherDX, Inc., or ArcherDX, on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under any current or future license, collaboration, or other agreements;

•

the costs and timing of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•

the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, protecting and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the severity, duration and impact of the COVID-19 pandemic, which may adversely impact our business and clinical trials;

•	our headcount growth and associated costs as we expand our business operations and our research and development activities; and

•	the costs of operating as a public company.

Conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interests may be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect your rights as a common stockholder. Any debt financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business.

If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, such as the Novartis Agreement, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

In its report on our financial statements for the year ended December 31, 2019, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations since inception and required additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. See “Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—Our recurring losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.”

Contractual Obligations

The following table summarizes our significant contractual obligations as of payment due date by period at December 31, 2019:

	(in thousands)
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Operating lease obligation(1)	$1,479	$341	$682	$456	$—

Total	$1,479	$341	$682	$456	$—

(1)	Represents future minimum lease payments under our non-cancelable operating lease which expires in 2029. The minimum lease payments above do not include any related common area maintenance charges, operating expenses or real estate taxes.

We have not included any potential contingent payments upon the achievement by us of specified regulatory and commercial events, as applicable, or patent prosecution or royalty payments we may be required to make under the BMS License Agreement. We have excluded these potential payments in the contractual obligations table because the timing and likelihood of these contingent payments are not currently known and would be difficult to predict or estimate. See “Business—License Agreements.”

We enter into agreements in the normal course of business with CROs for clinical trials, third-party manufacturers for clinical supply manufacturing, professional consultants for expert advice and other vendors for other services for operating purposes. We have not included these payments in the table of contractual obligations above since the contracts do not contain any minimum purchase commitments and are cancelable at any time by us, generally upon 30 days prior written notice and therefore we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable SEC rules.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2018 and 2019, our cash equivalents consisted of interest-bearing checking accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on our financial position or results of operations. We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with foreign vendors located in Europe and Israel. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Inflation generally affects us by increasing our clinical trial costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2018 and 2019.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to take advantage of this extended period.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, or EGC, we intend to rely on certain of these exemptions, including exemptions from the requirement to provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.

BUSINESS

Overview

We are a clinical-stage oncology company focused on developing and commercializing small molecule therapeutics for patients suffering from rare and aggressive cancers, primarily in genetically defined patient populations. Our differentiated development approach is predicated on identifying and addressing tumorigenic drivers of cancer, through a combination of our bioinformatics platform and next-generation sequencing to deliver targeted therapies to underserved patient populations. Our current portfolio of product candidates, AL101 and AL102, targets the aberrant activation of the Notch pathway with gamma secretase inhibitors. Gamma secretase is the enzyme responsible for Notch activation and, when inhibited, turns off the Notch pathway activation. Aberrant activation of the Notch pathway has long been implicated in multiple solid tumor and hematological cancers and has often been associated with more aggressive cancers. In cancers, Notch is known to serve as a critical facilitator in processes such as cellular proliferation, survival, migration, invasion, drug resistance and metastatic spread, all of which contribute to a poorer patient prognosis. AL101 and AL102 are designed to address the underlying key drivers of tumor growth, and our initial Phase 2 clinical data of AL101 suggest that our approach may address the shortcomings of existing treatment options. We believe that our novel product candidates, if approved, have the potential to transform treatment outcomes for patients suffering from rare and aggressive cancers.

Our lead product candidate, AL101, is being developed as a potent, selective, injectable small molecule gamma secretase inhibitor, or GSI. We obtained an exclusive, worldwide license to develop and commercialize AL101 from Bristol-Myers Squibb Company, or BMS, in November 2017. BMS evaluated AL101 in three Phase 1 studies in more than 200 subjects with various cancers who had not been prospectively characterized for Notch activation, and to whom we refer to as unselected subjects. While these Phase 1 studies did not report statistically significant overall results, clinical activity was observed across these studies in cancers in which Notch has been implicated as a tumorigenic driver.

We are currently evaluating AL101 as a monotherapy in an open-label Phase 2 clinical trial for the treatment of recurrent/metastatic adenoid cystic carcinoma, or R/M ACC, for patients bearing Notch-activating mutations. We refer to this trial as the ACCURACY trial. We use next-generation sequencing, or NGS, to identify patients with Notch-activating mutations, an approach that we believe will enable us to target the patient population with cancers that we believe are most likely to respond to and benefit from AL101 treatment. We chose to initially target R/M ACC based on our differentiated approach, which is comprised of: data generated in a Phase 1 study of AL101 in unselected, heavily pretreated subjects conducted by BMS, our own data generated in patient-derived xenograft models, our bioinformatics platform and our expertise in the Notch pathway.

ACC is a rare malignancy of the secretory glands, most commonly of the salivary glands. It has an annual incidence of approximately 3,400 patients in the United States, approximately 1,700 of whom are R/M ACC patients. There are currently no FDA-approved therapies for patients with R/M ACC. Based on scientific literature and our bioinformatics research, we estimate that 18% to 22% of R/M ACC patients have Notch-activating mutations. These Notch patients have a significantly worse prognosis, with estimated overall median survival rates roughly four times shorter than patients without Notch-activating mutations. According to published data from 31 Phase 2 clinical trials in ACC conducted since 2005 using a variety of treatment modalities, these treatments showed limited or no clinical activity in unselected ACC subjects. The objective response rates, or ORR, in 30 of these trials, ranged from 0% to 20%, with a 47% ORR observed in one trial conducted in China. In 15 of the 31 trials, a 0% ORR was observed. ORR includes subjects who displayed either a complete response, or CR, or a partial response, or PR.

We are currently conducting our ongoing Phase 2 ACCURACY trial for the treatment of R/M ACC in subjects with progressive disease and Notch-activating mutations. Our interim data from the ACCURACY trial is as of April 28, 2020, and include safety data from 45 subjects and efficacy data from 39 subjects as of the date of the first radiographic scan, all of whom are in the 4mg arm of the trial. As of April 28, 2020, AL101, which was generally well tolerated with manageable side effects, showed a 69% disease control rate (total subjects who displayed either a response or stable disease), with an unconfirmed 15% ORR. A confirmed response is a response observed in two or more scans, an unconfirmed response that may potentially be confirmed is a response observed in only one scan for a patient who remains on trial and an unconfirmed response that will remain unconfirmed is a response observed in only one scan for a patient who has left the trial. This unconfirmed 15% ORR included no CRs and six PRs (two confirmed PRs, two unconfirmed PRs that may potentially be confirmed and two unconfirmed PRs that will remain unconfirmed as both subjects subsequently left the trial) and 54% of subjects displaying stable disease, or SD. If approved, we believe that AL101 has the potential to be the first FDA-approved therapy for patients with R/M ACC and address the unmet medical need of these patients. AL101 was granted Orphan Drug Designation in May 2019 for the treatment of ACC and Fast Track Designation in February 2020 for the treatment of R/M ACC.

AL101’s clinical activity was also observed in two Phase 1 studies conducted by BMS in subjects with various cancers in which Notch-activating mutations are known to be a tumorigenic driver. These cancers included hematological cancers such as T-ALL and soft tissue tumors such as desmoid tumors. Clinical activity was also observed in a further BMS Phase 1 study of AL101 in combination with chemotherapy, which included heavily pretreated subjects with triple negative breast cancer, or TNBC. Our IND for AL101 for the treatment of TNBC was accepted by the FDA in April 2020. Subject to the impact of the novel coronavirus disease, or COVID-19, on our business, we intend to commence additional Phase 2 clinical trials of AL101 for the treatment of R/M TNBC in the second half of 2020 and for the treatment of relapsed or refractory T-cell acute lymphoblastic leukemia, or R/R T-ALL, in the second half of 2020.

TNBC is one of the most aggressive types of breast cancer. Breast cancer, which has an annual incidence of approximately 270,000 patients in the United States, is the leading cause of cancer death in women worldwide and the second leading cause of cancer death in women in the United States. Approximately 10% of breast cancer patients are diagnosed with TNBC, which is associated with a younger age and more advanced stage at diagnosis, increased risk of visceral metastasis and decreased survival. Approximately 37% of TNBC patients have R/M TNBC, resulting in an annual incidence of approximately 10,000 R/M TNBC patients in the United States. Based on primary literature and our bioinformatics research, we estimate that approximately 9% to 16% of R/M TNBC patients have Notch-activating gene alterations including mutations and fusions. In the Phase 1 study of AL101 in combination with chemotherapy in heavily pretreated subjects, which included 22 TNBC subjects, a CR was observed in one TNBC subject, PRs were observed in seven TNBC subjects and SD was observed in five TNBC subjects. Based on these findings and supporting data from our own patient-derived xenograft, or PDX, models, and subject to the impact of COVID-19 on our business, we intend to commence a Phase 2 clinical trial of AL101 as a monotherapy for the treatment of R/M TNBC in patients with Notch-activating mutations in the second half of 2020.

We are also developing AL101 for the treatment of T-ALL, an aggressive, rare form of T-cell specific leukemia. T-ALL has an annual incidence of approximately 1,200 patients in the United States, of which an estimated 400 patients, including pediatric patients, present for the treatment of relapsed/refractory, or R/R, T-ALL. Approximately 65% of all R/R T-ALL patients have Notch-activating mutations. In addition, there is an incremental subset of patients with Notch pathway activation who do not bear Notch-activating mutations. R/R T-ALL is characterized by chemotherapy resistance, induction failure and tendency for early relapse, as 55% of adult patients and 20% of pediatric patients will relapse following first-line therapy. In the Phase 1 study of AL101, which included 26 unselected, heavily pretreated evaluable T-ALL subjects treated with 4 mg or 6 mg dose levels, a CR was observed in two T-ALL subjects and a PR was observed in one T-ALL subject. Of the three T-ALL subjects who displayed a response, two had a confirmed Notch-activating mutation. Based on these findings and supporting data from our preclinical studies, we intend to commence a Phase 2 clinical trial of AL101 for the treatment of R/R T-ALL in the second half of 2020, subject to the impact of COVID-19 on our business.

Our second product candidate, AL102, is being developed as a potent, selective, oral GSI. We obtained an exclusive, worldwide license to develop and commercialize AL102 from BMS in November 2017. We are currently developing AL102 for the treatment of desmoid tumors, which are rare, disfiguring and often debilitating types of soft tissue tumors. Desmoid tumors have an annual incidence of approximately 1,700 patients in the United States. There are currently no FDA-approved therapies for patients with desmoid tumors. Given the slowly progressive nature of the disease, we believe these patients will be best served by an oral therapy. BMS conducted a Phase 1 study of AL102 in 36 unselected, heavily pretreated subjects. While this Phase 1 study did not report statistically significant overall results, the study included one subject with desmoid tumors who was observed to have SD for over six months. We believe that GSIs have the potential to treat patients with desmoid tumors based on data from multiple clinical evaluations, including data from three patients with desmoid tumors evaluated in a Phase 1 study of AL101 conducted by BMS. We are leveraging these findings and, subject to the impact of COVID-19 on our business, intend to commence a Phase 2 clinical trial of AL102 for the treatment of desmoid tumors in the second half of 2020.

In addition, we are collaborating with Novartis International Pharmaceutical Limited, or Novartis, to develop AL102 for the treatment of multiple myeloma, or MM, in combination with Novartis’ B-cell maturation antigen, or BCMA, targeting therapies. We granted Novartis the exclusive ability to evaluate, develop and potentially license and commercialize AL102 as a monotherapy and in combination with other therapies for the treatment of MM. Novartis conducted a preclinical study evaluating AL102 alone and in combination with Novartis’ bi-specific antibody. Using a cell line model of human MM, Novartis’ study showed that treatment with AL102 resulted in an approximate 20-fold increase in the levels of cell surface expression of BCMA. Furthermore, using human MM cells from donors, Novartis’ study showed that AL102 enhanced BCMA-CD3 bi-specific antibody redirected t-cell cytotoxicity activity in vitro. We believe that the clinical activity of BCMA-targeting agents may also be enhanced in clinical trials when used in combination with a GSI such as AL102.

Our product candidates have been or are being evaluated in clinical trials at leading oncology centers across the United States, including MD Anderson Cancer Center, Memorial Sloan Kettering Cancer Center and Massachusetts General Hospital, and in centers in Canada, Israel and Europe, including Gustave Roussy in France.

The following chart summarizes our current portfolio of product candidates:

(1)	Anticipated clinical milestones are subject to the impact of COVID-19 on our business.
(2)	If Novartis exercises its option to license AL102 for the treatment of MM, we will be entitled to receive from Novartis an exercise fee and may be entitled to receive from Novartis certain development, regulatory and commercial milestone payments as well as tiered royalties on net sales of licensed products. For more information, please see “Business—License Agreements”. Phase 1 study with bi-specific anti-BCMA is ongoing but dosing of AL102 has not yet been initiated.

Our History and Team

We were founded in November 2017 when we acquired an exclusive, worldwide license to AL101 and AL102, previously called BMS-906024 and BMS-986115, from BMS. We have assembled a team with extensive experience in building and operating clinical and commercial organizations, particularly in oncology and rare diseases. Our Chief Executive Officer, Roni Mamluk, Ph.D., has extensive experience in the biopharmaceutical industry and has led our business since its inception. Our Chief Medical Officer, Gary Gordon, M.D., Ph.D., is an oncologist with clinical research experience from John Hopkins School of Medicine and in oncology drug development roles at AbbVie, Inc. Dr. Gordon was involved in the development and commercialization plans for venetoclax, celecoxib and veliparib. Members of our management team have held leadership positions at companies that have successfully discovered, acquired, developed and commercialized therapies for a range of rare diseases and cancers, including Chiasma Inc., Adnexus Therapeutics, Inc., AbbVie Inc., Abbott Laboratories, Protalix Biotherapeutics, Inc. and Teva Pharmaceutical Industries Ltd.

We have raised $46.3 million of capital since our inception. Our shareholders include BMS, Novartis and prominent investors such as Israel Biotech Fund, aMoon Fund, Harel Insurance and Finance and SBI Investments.

Our Targeted Approach to Treating Rare Cancers

•	Target indications in which Notch is a known tumorigenic driver

∎	The Notch pathway has long been implicated in multiple solid tumor and hematological cancers, and often has been associated with more aggressive cancers. Based on our understanding of the role of the Notch pathway, we are developing targeted therapies to address the underlying key drivers of tumor growth in patients where GSI inhibition of Notch may lead to clinical benefit.

∎	We use our bioinformatics platform to analyze NGS data and identify patients in whom Notch may be a tumorigenic driver. We apply our big-data analysis capabilities to identify and confirm patients with Notch-activating mutations, who are likely sensitive to GSIs.

•	Validate indications via PDX models

∎	After our bioinformatics analysis and prior to initiating our clinical trials, we utilize PDX mouse models that allow us to assess the GSI sensitivity of patient-derived tumors in vivo with Notch-activating mutations where applicable. In these models, mice are implanted with tumor tissue derived from individual patient biopsies that either do or do not have a Notch-activating mutation and we observe whether the tumor responds to treatment with our product candidates. Using these models, we are able to validate whether the tumors with Notch-activating mutations in our target indications are highly sensitive to gamma secretase, or g-secretase, inhibition.

•	Target indications with high unmet medical need and pursue expedited regulatory review pathways

∎	BMS previously evaluated AL101 in three Phase 1 studies in more than 200 unselected subjects with various cancers. As these studies were conducted in unselected subjects, we believe that the response rates observed in these studies were lower than those that could be achieved by prescreening patients for Notch-activating mutations. The responses observed in these studies directed us to initially investigate R/M ACC, R/M TNBC, R/R T-ALL and desmoid tumors.

∎	Each indication we are currently targeting is a rare disease for which there is either no FDA-approved therapy or for which current therapies are insufficient for long-term disease control. By focusing our development efforts on these indications, we expect that smaller clinical trial sizes may be sufficient to support expedited regulatory review pathways.

•	Expand our addressable patient population

∎

Commercially available diagnostic tests are limited in their ability to test for all potential Notch-activating mutations, as they do not cover all four Notch genes and only uncover simple mutations in the Notch gene locus, such as point mutations, insertions, deletions and copy number variations. We entered into a collaboration agreement with ArcherDX, Inc., or ArcherDX, to co-develop diagnostic tests that test for all four Notch genes and, in addition to simple mutations, are also designed to detect gene rearrangements such as fusions, which may also result in Notch activation. We believe that these diagnostic tests, if successfully developed, have the potential to expand the addressable patient population for our product candidates.

Our Strategy

Our goal is to develop and commercialize therapies that improve treatment outcomes for patients with aggressive cancers. The key elements of our strategy are:

•

Rapidly advance the clinical development of AL101 for the treatment of R/M ACC. We are currently conducting our Phase 2 ACCURACY trial of AL101 for the treatment of R/M ACC. Our interim data from the 4 mg dosing group of our clinical trial as of April 28, 2020 showed encouraging initial signs of activity. We expect to report further results from this trial in a medical conference in the second half of 2020, subject to the impact of COVID-19 on our business. AL101 was granted Orphan Drug Designation in May 2019 for the treatment of ACC and Fast Track Designation in February 2020 for the treatment of R/M ACC. We intend to leverage our substantial drug development experience to efficiently advance the development AL101. If approved, we believe that AL101 has the potential to be the first FDA-approved therapy for patients with R/M ACC. We may also seek regulatory approval of AL101 for the treatment of R/M ACC selectively in other territories.

•

Rapidly advance the clinical development of AL101 for the treatment of R/M TNBC and R/R T-ALL. In parallel with R/M ACC, we are committed to developing AL101 in additional indications with a high unmet medical need and in which Notch-activating mutations are known to be a tumorigenic driver, such as TNBC and T-ALL. We intend to commence Phase 2 clinical trials of AL101 for the treatment of R/M TNBC in the second half of 2020 and for the treatment of R/R T-ALL in the second half of 2020, subject to the impact of COVID-19 on our business. We also intend to evaluate other indications in which we believe AL101 could potentially deliver substantial benefits to patients.

•

Rapidly advance the clinical development of AL102 for the treatment of desmoid tumors. We intend to commence a Phase 2 clinical trial evaluating AL102 for the treatment of desmoid tumors in the second half of 2020, subject to the impact of COVID-19 on our business. There are currently no FDA-approved therapies for patients with desmoid tumors. We also intend to evaluate other indications in which we believe AL102 could potentially deliver substantial benefits to patients.

•

Collaborate with select diagnostic developers to identify and expand our addressable patient population. Consistent with our targeted approach to oncology, our development strategy is based on using companion diagnostics to identify and expand patient populations with Notch-activating mutations. Commercially available diagnostic tests are limited in their ability to test for all potential Notch-activating mutations. To address this, we have entered into a collaboration agreement with ArcherDX to co-develop a suitable clinical trial assay that may be used to assist in patient selection in our future clinical trials, and that is designed to detect across all four Notch genes and a wider range of Notch gene rearrangements than what is possible with commercially available diagnostic tests today.

•

Commercialize our product candidates, if approved, to address the unmet medical need of underserved patient populations with rare and aggressive cancers. We intend to commercialize our product candidates, if approved, by building our own specialized sales and marketing organization initially in the United States. We believe our target market can be addressed by a small number of dedicated marketing and medical sales specialists covering specialized oncologists treating the target patient population. We may also selectively pursue strategic collaborations with third parties to maximize the commercial potential of our product candidates, if approved.

•

Evaluate strategic collaborations to maximize the potential of our portfolio. We are continuously evaluating opportunities to expand our portfolio of product candidates through in-licensing, acquisition and other collaboration opportunities to jointly develop product candidates and maximize the value of our company. We have already established a collaboration with Novartis to develop AL102 in combination with Novartis’ BCMA-targeting therapies for the treatment of MM and intend to assess other collaboration opportunities by leveraging our novel GSI technology.

Our Product Candidates

The Role of the Notch Pathway

The Notch pathway has long been implicated in multiple solid tumor and hematological cancers, and often has been associated with more aggressive cancers. Notch receptors serve as critical facilitators in processes such as cellular proliferation, survival, migration, invasion, drug resistance and metastatic spread, which all contribute to a poorer prognosis. Humans have four Notch receptors, known as Notch 1, 2, 3 and 4, as well as five transmembrane-bound ligands. Different forms of cancer are associated with different types of Notch mutations.

Normal and Tumorigenic Signaling of Notch

As seen on the left side of the above graphic, normal Notch receptor signaling is initiated by the binding of a ligand expressed on an adjacent cell, which triggers a conformational change, permitting cleavage of the Notch receptor by the g-secretase complex. As seen on the right side of the above graphic, this cleavage releases the Notch intracellular domain, or NICD, which then translocates to the cell nucleus, interacts with transcription complexes and promotes the transcription of downstream target genes that regulate critical cell functions. This pathway activation is terminated by the degradation of NICD. Activating mutations in the Notch receptor lead to accumulation of the NICD and hyper-activation of the pathway, resulting in excess NICD. Hyper-activation of the Notch pathway promotes cellular proliferation, survival, migration, invasion, drug resistance and metastatic spread, which are each hallmarks of cancer.

Our Potent and Selective Investigational Gamma Secretase Inhibitors

We are developing targeted therapies designed to address the underlying key drivers of tumor growth in patients where GSI inhibition of the Notch pathway may lead to clinical benefit. Our current portfolio of product candidates targets the aberrant activation of the Notch pathway with GSIs. Gamma secretase is the enzyme responsible for Notch activation and, when inhibited, blocks the expression of Notch gene targets by blocking the final cleavage step required for Notch activation, thereby “turning off” the aberrant activation of the Notch pathway. We have designed our GSIs to selectively inhibit all four Notch receptors.

Our Bioinformatics Platform

We have developed a proprietary bioinformatics platform to analyze NGS data and identify patients in whom Notch is a tumorigenic driver. We apply our big-data analysis capabilities to identify and confirm patients with Notch-activating mutations who are likely sensitive to GSIs.

The first step in our bioinformatics process is to gather evidence from literature and identify indications in which Notch is a known tumorigenic driver. We then confirm there are a requisite number of patients with Notch alterations in a specific indication using our proprietary database to integrate genetic information from thousands of unidentified patients. We couple these methods with our analysis of PDX models, which allow us to assess the sensitivity of the tumors in vivo with Notch-activating mutations, for certain indications.

Our bioinformatics platform includes:

•

Our Ayala Cancer Omics Research Database, or ACORD, which is used to collate NGS data and integrate Notch-activating mutations from approximately 250,000 patients with over 400 different forms of cancer and harbors approximately 27,000 unique Notch alterations. We continue to expand ACORD by gaining access to additional sources of NGS data and scientific literature. We believe that we possess the largest database of Notch-activating mutations.

•

Open source and proprietary algorithms integrated into a dedicated software platform, resulting in over 20 specialized data processing pipelines. These algorithms transform DNA and RNA sequences into searchable parameters, including which cancers harbor potential Notch-activating mutations. A systems biology approach is then applied to explore pathways involved in drug resistance and inform the design of our future clinical trial designs and to consider potential treatment combinations and responses to GSI.

Our scientists continue to utilize unique capabilities in bioinformatics and functional biology to create a Notch-focused patient identification engine that we believe will result in the discovery of additional patients with currently undetected Notch-activating mutations.

Expanding Our Addressable Patient Population

In addition to the well-known scientific literature supporting Notch’s tumorigenic role in various forms of cancer, we are developing our bioinformatics platform to potentially discover additional genetic alterations not currently covered in commercially available genetic screening panels. Currently available NGS tests only cover certain areas of Notch genes on the DNA level, however, we believe that there is no single test that covers all four Notch genes on the DNA and RNA level. As a result, these tests are able to detect only a subset of the patients with Notch-activating mutations. In order to develop a diagnostic test that can detect the full breadth of Notch-activating mutations on both the DNA and RNA level, we plan to collaborate with leading diagnostics companies to improve the testing capabilities for Notch-activating mutations. For example, we have a collaboration agreement with ArcherDX to co-develop a suitable clinical trial assay to assist with patient selection for our future clinical trials and detect a wider range of Notch gene rearrangements than commercially available NGS tests.

We estimate that there are up to 12,000 newly diagnosed patients annually across the United States, Europe and Japan who have Notch pathway activation in the indications that we are currently targeting.

Our Novel Approach: AL101 and AL102

Differentiated GSI for the Treatment of Rare Cancers

AL101 and AL102 are potent and selective small molecule GSIs designed to inhibit the aberrant activation of the Notch pathway. In preclinical studies and three Phase 1 studies conducted by BMS, tumor responses were observed in cancers we are initially targeting and where Notch is known to be an important tumorigenic driver. Our further investigation using PDX models provided additional evidence supporting our targeted patient population development approach.

In preclinical studies, both AL101 and AL102 inhibited all four Notch genes at low concentrations, when compared to other GSIs either currently or previously under development as illustrated in the below graphic.

Comparative Inhibitory Potency of Five GSIs in a Notch Luciferase Reporter Assay

Inhibition of Constitutive Notch Signaling: IC50 (nM)1

(1)	Luciferase reporter-based assay, inhibition of constitutive Notch signaling.
(2)	Nirogacestat is being developed by SpringWorks Therapeutics, Inc.
(3)	RO-4929097 was developed by F. Hoffmann-La Roche Ltd. and is not under active development.
(4)	MK-0752 was developed by Merck & Co., Inc. and is not under active development.

The Notch cell-based transactivation assay was based on the ability of the released NICD to function as a transcription factor with other nuclear factors. Luciferase reporter activity provided a measure of the antagonism of Notch transcriptional activity. HeLa cervical cancer cells were transiently cotransfected with plasmids containing truncated Notch 1—4 receptors and a luciferase reporter vector. The cells were tested for Notch-activity in the absence or presence of GSIs at increasing concentrations. These data represent the GSI concentration inhibiting luciferase assay by 50%, or IC50. Lower concentrations correlate to more potent GSIs. As highlighted in the above graphic, AL101 and AL102 generally reached IC50 across all four Notch receptors at concentrations lower than other GSIs either currently or previously under development, which displayed the potency of AL101 and AL102 and supported the continued clinical development of these product candidates.

Effect on Tumor Growth in T-ALL Mouse Model

Tumor volume data are Mean ± SEM for 7-8 mice per treatment arm.

(1)	Crenigacestat is being developed by Celgene Corporation, recently acquired by BMS.

Furthermore, as shown in the graphs above, AL101’s stronger inhibition of tumor growth was observed in T-ALL mouse models when compared to other GSI molecules. We believe that AL101 and AL102, if approved, are GSIs with the potential to address the unmet medical need for patients with rare and aggressive tumors.

AL101 for the Treatment of R/M Adenoid Cystic Carcinoma

Disease Background

ACC is a rare solid tumor malignancy of secretory glands including the salivary glands. While major salivary glands are located in the mouth, minor salivary glands are scattered throughout the aerodigestive tract and are mostly concentrated in cheeks, lips, tongue, palate and floor of the mouth. ACC can also arise in other sites outside the head and neck. When presenting in the major salivary glands, ACC can cause symptoms of varying severity, including numbness, difficulty swallowing or paralysis of a facial nerve.

ACC is characterized by its high recurrence rate and, along with its persistent and relentless progressive course, often manifests as local recurrences and late-onset distant metastasis. ACC has an annual incidence of approximately 3,400 patients in the United States, approximately 1,700 of which are R/M ACC patients. Based on primary literature and our bioinformatics research, we estimate that 18% to 22% of R/M ACC patients have Notch-activating mutations.

Notch Is a Tumorigenic Driver in ACC and

Correlates with a Distinct Pattern of Metastases and Poor Prognosis

Median RFS = 12.5 vs 33.9 months (p=0.01)	Median OS = 29.6 vs 121.9 months (p=0.001)

Data from MD Anderson Cancer Center

As the understanding of the biology of cancer and ACC specifically evolved, the importance of the Notch pathway and Notch-activating mutations was established. A recent publication from MD Anderson Cancer Center examined the relationship between Notch-activating mutations and ACC patient prognosis in 102 subjects, as illustrated in the figures above. The figure on the left shows that the relapse free survival, or time from diagnosis to relapse, was reduced from 33.9 months for Notch 1 wild-type, or WT, patients to 12.5 months for Notch 1 mutant patients. In addition, patients with Notch-activating mutations were more likely to present with advanced-stage disease and they developed a somewhat different pattern of metastatic disease compared to Notch 1 WT patients. Similarly, the graphic on the right demonstrates that median overall survival was reduced from 121.9 months for Notch 1 WT patients to 29.6 months for Notch 1 mutant patients. Similar results were subsequently observed in an additional retrospective study analyzing data from 84 ACC subjects at Memorial Sloan Kettering Cancer Center, where median overall survival was reduced from 204.5 months for Notch 1 WT patients to 55.1 months for Notch 1 mutant patients.

Current Treatment Landscape

The current standard of care is typically surgery followed by radiation. Radiation or systemic therapy, comprised of chemotherapy and targeted drugs, may be recommended if the tumor cannot be surgically removed or in cases of advanced metastatic disease. There are limited systemic therapy treatment options, and no FDA-approved therapies, available for patients with R/M ACC. According to the Surveillance, Epidemiology, and End Results, or SEER, the relative survival rate for all ACC patients in the United States between 1975 and 2016 was 81% at five years and 66% at ten years. Treatment has been particularly ineffective for ACC patients with metastatic disease, where survival rates are much lower: 33% at five years and 24% at ten years. According to published data from 31 Phase 2 clinical trials in ACC conducted since 2005 using a variety of treatment modalities, these treatments showed limited or no clinical activity in unselected ACC subjects. The ORR in 30 of these trials ranged from 0% to 20%, with a 47% ORR observed in one trial conducted in China. In 15 of the 31 trials, a 0% ORR was observed. Accordingly, there remains a lack of effective treatment options for patients with R/M ACC.

Our Proposed Solution for R/M ACC: AL101

We are developing AL101 as a potent, selective and injectable small molecule GSI for patients with R/M ACC with Notch-activating mutations and we believe that AL101 has the potential to be the first FDA-approved therapy for this patient population.

Our Ongoing Phase 2 ACCURACY Trial:

We are currently evaluating subjects in our ongoing Phase 2 ACCURACY trial of AL101 as a monotherapy for the treatment of R/M ACC. Our Phase 2 ACCURACY trial is an open-label, single-arm, multi-center study of AL101 administered intravenously, or IV, in subjects with ACC bearing Notch-activating mutations who have previously been treated for or are newly diagnosed with metastatic disease. As of April 28, 2020, the trial included 14 open clinical sites across the United States, Israel, Europe and Canada. We dosed 45 subjects as of April 28, 2020 and we expect to dose a total of approximately 90 subjects.

The primary endpoint of our Phase 2 ACCURACY trial is the objective response rate as measured by Response Evaluation Criteria in Solid Tumors, or RECIST, 1.1, a commonly used set of measures for evaluating the response of solid tumors to treatment, with confirmation by an independent review committee. Secondary endpoints include objective response rate by investigator review, duration of response and progression-free survival by an independent review committee and an investigator review, overall survival, safety and tolerability and pharmacokinetics, or PK. The Phase 2 ACCURACY trial is powered to assess statistical significance for these endpoints. However, the Phase 2 ACCURACY trial is ongoing and formal statistical testing will not be performed until the study is complete.

Stage 1 of the trial includes dosing a maximum of 45 subjects at 4 mg of AL101 IV once weekly, and is fully enrolled as of April 28, 2020. Stage 2 of the trial will include dosing of an additional 42 subjects at 6 mg of AL101 IV once weekly, of which three subjects have been dosed. We do not yet have interim data regarding the 6 mg dosing group. Per study protocol, dosing will continue until disease progression, unacceptable toxicity or withdrawal of consent for treatment by a subject.

Ongoing Phase 2 ACCURACY Trial Interim Clinical Data

Our interim data from the 4 mg dosing group of our Phase 2 ACCURACY trial as of April 28, 2020 showed early signs of clinical activity. As of April 28, 2020, 39 subjects were evaluable for a response using RECIST 1.1. No CRs were observed, two confirmed and four unconfirmed PRs (two of which may potentially be confirmed and two of which will remain unconfirmed as both subjects subsequently left the trial) were observed in six subjects, and SD was observed in 21 subjects, yielding a 69% disease control rate among the evaluable subjects. All six subjects with either confirmed or unconfirmed PRs had received prior radiation therapy and four subjects had received prior systemic chemotherapy. As of April 28, 2020, eight of the evaluable subjects remain on therapy.

The best objective responses observed in our Phase 2 ACCURACY trial, as determined by the investigator and measured by RECIST 1.1, are shown in the following graph, by individual subject. The dotted lines under the x-axis represent cutoffs for PR, defined as a 30% or greater reduction in the sum of the longest diameters of target lesions for RECIST 1.1 or, for bone-only disease patients, a 50% or greater reduction in lesion size for the MD Anderson modified bone response criteria. Progressive disease is defined as a 20% or greater increase in the sum of the longest diameters. Stable disease is reflected between the dotted lines at 20% and -30%.

Best Objective Responses by Investigator Review (n=39)a

Data	as of data collection cutoff date of April 28, 2020.

B—bone-only disease

a) Includes efficacy-evaluable subjects only.

b) Subject #2 had an unconfirmed PR at week 16.

c) These subjects had clinical PD.

d) Subject #3, with bone-only disease, had an unconfirmed PR at week 32 by the investigator per modified MDA Bone Response Criteria (52% disease reduction).

e) Subject #4, with bone-only disease, had SD at week 16 by the investigator per modified MDA Bone Response Criteria (38% disease reduction).

f) Subject #14, with bone-only disease, had PD at week 8 by the investigator, but the value of percentage change in tumor volume per modified MDA Bone Response Criteria is not available.

g) Subject #19 had radiographic PD.

The following graph depicts the treatment duration and clinical response of subjects in our Phase 2 ACCURACY trial as of April 28, 2020. Time to PR is denoted using yellow circles and the six subjects who remain on therapy as of the data cutoff are denoted using blue arrows. Radiographic evaluations are performed every eight weeks and the first point at which a subject achieves a PR is indicated by the change in line color following the yellow response circles. Unless otherwise indicated, the responses observed have been maintained.

Time of Objective Responsea by Investigator Review (n=39)b

Data as of data collection cutoff date of April 28, 2020.

a)	Response as assessed by investigator per RECIST 1.1; first response assessment was at week 8.
b)	Represents all efficacy-evaluable subjects.
c)	Only deaths occurring within 30 days after the last dose are shown.

Subject #3, Subject #4 and Subject #14 had bone-only disease. Subject #3 had an unconfirmed PR at week 32 by the investigator per modified MDA Bone Response Criteria. Subject #2 had an unconfirmed PR at week 16.

The figures below are radiographic scan results from four subjects participating in our Phase 2 ACCURACY trial who exhibited either a confirmed PR (subjects #6 and #15) or unconfirmed PR that may potentially be confirmed (subject #29 and #35) in soft tissues.

•

Subject #6 was a 29 year-old male with extensive metastatic liver disease and significant right upper quadrant pain related to the enlargement of his liver. He had received prior therapy with radiation and chemotherapy treatments but the disease progressed despite these therapies. This subject exhibited gradual improvements during the clinical trial and a confirmed PR was observed at week 8. Subject #6 died shortly after week 28, within 30 days of AL101 treatment.

Subject #6

•

Subject #15 was a 47 year-old female with metastatic liver disease. She had received prior therapy with surgery, radiation and chemotherapy treatments but the disease progressed despite these therapies. On trial, a substantial shrinkage of disease in this subject’s liver was observed and a confirmed PR was observed at week 8. Subject #15 ended treatment and subsequent progressive disease was observed.

Subject #15

•

Subject #29 is a 36 year-old male with metastatic lung disease. He had received prior therapy with surgery and radiation, but the disease progressed despite these therapies. On trial, an unconfirmed PR was observed in this subject’s lung at week 8 and may potentially be confirmed by Subject #29’s next scan. As of April 28, 2020, Subject #29 remains on trial.

Subject #29

•

Subject #35 is a 76 year-old female with metastatic liver disease. She had received prior therapy, including systemic chemotherapy, but the disease progressed. On trial, an unconfirmed PR was observed in this subject’s liver at week 8 and may potentially be confirmed by Subject #25’s next scan. As of April 28, 2020, Subject #25 remains on trial.

Subject #35

We have observed subjects responding by their first radiographic exam at eight weeks following treatment. We believe that these interim results provide evidence supporting continue development of AL101 as a monotherapy for patients with R/M ACC. We expect to release additional interim results from our Phase 2 ACCURACY study at a medical conference in the second half of 2020, subject to the impact of COVID-19 on our business.

Phase 2 ACCURACY Trial Interim Safety Results

AL101 was generally observed to be well tolerated in the interim data as of April 28, 2020, with most adverse events being mild to moderate in severity. Approximately 93% of subjects experienced at least one treatment-related adverse event, or TRAE, while approximately 24% experienced a Grade 3 or 4 TRAE. In addition, six subjects experienced a total of seven treatment-related serious adverse events, or TRSAEs. The seven TRSAEs included two Grade 2 infusion reactions, one Grade 1 keratoacanthoma, one Grade 3 aspartate aminnotransferase increase, one Grade 3 pneumonia, one Grade 3 decreased appetite and one Grade 4 hyponatremia. Eight subjects had a dose reduction from 4 mg to 2.4 mg, six of which were within two weeks of an adverse event. There were 16 dose interruptions resulting in delays of at least one week due to adverse events, seven of which were no more than two weeks in length. Four subjects began treatment but discontinued before their first post-dose radiographic evaluation. Of these four subjects, one subject discontinued due to an infusion reaction, two subjects discontinued due to non-treatment related adverse events and one subject stopped treatment without a first follow-up radiographic evaluation. Therefore, these four subjects were considered non-evaluable for efficacy. There were two deaths within 30 days of stopping AL101 treatment, which were assessed by the investigator not to be treatment-related. One additional death was reported for a subject who was not evaluated for efficacy. This death was assessed by the investigator to likely be treatment-related, though assessed by the trial sponsor to likely be the result of advanced disease and/or pneumonia. In the 6 mg dosing group, one death has been reported. This subject received a single dose of AL101 and tested positive for COVID-19 approximately three days later. The subject died approximately 10 days after dosing. The investigator assessed the serious adverse event as possibly related to treatment, but considered the COVID-19 infection as an alternate cause of death. The following chart depicts the TRAEs observed in our Phase 2 ACCURACY trial, as of the data cutoff date of April 28, 2020.

TRAEs Reported in ≥15% of Subjects

Data as of data collection cutoff date of April 28, 2020.

Grade 1: Mild; asymptomatic or mild symptoms; clinical or diagnostic observations only; intervention not indicated.

Grade 2: Moderate; minimal, local or noninvasive intervention indicated; limiting age-appropriate instrumental activities of daily living, or instrumental ADL, which refers to activities such as preparing meals, shopping for groceries or clothes, using the telephone and managing money.

Grade 3: Severe or medically significant but not immediately life-threatening; hospitalization or prolongation of hospitalization indicated; disabling; limiting self-care ADL, which refers to bathing, dressing and undressing, feeding one’s self, using the toilet, taking medications, and not being bedridden.

Grade 4: Life-threatening consequences; urgent intervention indicated.

* All events were Grade 3

Regulatory Approval Strategy

In May 2019, the FDA granted Orphan Drug Designation to AL101 for the treatment of ACC. In addition, in February 2020, the FDA granted Fast Track Designation to AL101 for the treatment of R/M ACC. Given the significant unmet medical need and lack of FDA-approved therapies for patients with R/M ACC, we may seek a potential expedited regulatory review pathway pending additional results from the ongoing Phase 2 ACCURACY trial.

AL101 Potently Inhibited Notch-Activated ACC Tumors in PDX Models

A comprehensive preclinical and Phase 1 program for AL101 was conducted by BMS and was designed to inform the appropriate dose to be used in clinical trials and evaluate the safety of AL101. We have expanded upon the preclinical work and have generated data using four ACC PDX models. PDX mouse models allow us to assess the sensitivity of the tumors in vivo with Notch-activating mutations. In these models, mice are implanted with tumor tissue derived from individual patient biopsies that either do or do not have a Notch-activating mutation and we observe whether the tumor responds to treatment with our product candidates. Using these models, we have observed that the tumors with Notch-activating mutations in these indications were highly sensitive to g secretase inhibition.

The activity of AL101 in ACC was evaluated in a total of four ACC PDX models: two with activated Notch 1 (referred to as ACCx9 and ACCx11) and two with WT, non-mutated Notch (referred to as ACCx5M1 and ACCx6). In these models, tumors were implanted into mice and upon reaching an average tumor volume of 150mm3 to 300mm3, mice were randomized to control vehicle or AL101 treatment arms. Mice were treated at a dose of 7.5 mg/kg AL101 for four consecutive days of each week, with a three-day dosing holiday between cycles of treatment. These models were designed to evaluate the level of tumor growth inhibition observed following administration of AL101 as a monotherapy. Tumor growth inhibition, or TGI, is assessed as tumor volume in treated xenografts over vehicle treated controls, whereby 100% is equivalent to zero tumor growth on treatment and percentages higher than 100% represent tumor regression, or reduction in tumor size. In these PDX models, we observed significant TGI of AL101 as a monotherapy in the ACCx9 (106% TGI) and ACCx11 (74% TGI) models with activated Notch 1, as compared to the ACCx6 (54% TGI) and ACCx5M1 (22% TGI) models with WT, non-mutated Notch.

The following graphs depict the effect of AL101 on TGI compared to control vehicle, in each of the four ACC PDX models.

Anti-Tumor Activity of AL101 as a Monotherapy Observed in ACC PDX Tumors

Mice bearing ACC PDX tumors were treated with vehicle or AL101 for four consecutive days of each week, with a three day dosing holiday between cycles. The two models at the top harbor Notch-activating mutations while the bottom two models had WT Notch. The TGI percentage of AL101 is represented as the blue line in each graph.

These results demonstrate that AL101 showed greater activity when treating tumors with Notch-activating mutations. The results from these models support the clinical development of AL101 as a potential targeted monotherapy for patients with R/M ACC and Notch-activating mutations.

AL101 for the Treatment of Triple Negative Breast Cancer

Disease Background

TNBC is one of the most aggressive types of breast cancer. Breast cancer, which has an annual incidence of approximately 270,000 patients in the United States, is the leading cause of cancer death in women worldwide and the second leading cause of cancer death in women in the United States. Approximately 10% of breast cancer patients are diagnosed with TNBC, which is associated with a younger age at diagnosis, advanced stage at diagnosis, increased risk of visceral metastasis and decreased survival. TNBC is characterized by the lack of: estrogen receptors, progesterone receptors and excess HER2 protein. Approximately 37% of TNBC patients have R/M TNBC, resulting in an annual incidence of approximately 10,000 R/M TNBC patients in the United States. Based on primary literature and our bioinformatics research, we estimate that approximately 9% to 16% of R/M TNBC patients have Notch-activating gene alterations including mutations and other fusions.

Current Treatment Landscape

There are limited treatment options available for patients with R/M TNBC. These therapies are limited to TNBC patients that are germline breast cancer gene positive or with tumors that express high PD-L1 levels. When these patients relapse, they are treated with chemotherapy. All other TNBC patients are initially treated with chemotherapy. However, responses to chemotherapy are not durable and relapse is often rapid. Approximately 80% of first-line TNBC patients require second-line therapies and approximately 60% of these patients will progress to third-line therapies. Second-line therapies for patients with metastatic TNBC are suboptimal, with median overall survival of 10.2 months following second-line treatment regimens containing taxane, capecitabine or gemcitabine, and median overall survival of 15.2 months following second-line or later treatment with eribulin. Although the five-year survival rate for women diagnosed with TNBC is 77%, the five-year survival rate for women diagnosed with metastatic TNBC is only 10%, indicating the need for new therapies that can prolong overall survival. Targeting the Notch pathway may provide an additional treatment option to these patients, as Notch-activating mutations are known to correlate with poorer prognosis. Accordingly, we believe that there remains a lack of effective treatment options for patients with R/M TNBC.

AL101 Potently Inhibited Notch-Activated TNBC Tumors in PDX Models

Following BMS’s Phase 1 study in unselected subjects, we have expanded our TNBC research and generated data from nine TNBC PDX models. The results of these models provided evidence supporting our thesis that Notch-activating mutations in TNBC are responsive to GSIs. These PDX models were selected based on Notch genetic profiling to include Notch WT or different Notch-activating mutations. Two of these PDX models had Notch WT (CTG-0017 and CTG-1520) and three of these PDX models had Notch mutations that were not activating (CTG-1646, CTG-1167 and CTG-1941), all five of which were therefore not expected to respond to GSIs. In addition, four of these PDX models had Notch-activating mutations (CTG-1340) and/or fusions (CTG-1408, CTG-1374 and CTG-2010). Tumor tissue derived from individual patient biopsies were implanted into and grown in mice, which were then randomized to control vehicle or AL101 treatment arms and treated for a maximum of 60 days.

In these PDX models, we observed that AL101 as a monotherapy showed substantial anti-tumor activity that correlated with the presence of Notch-activating mutations. In PDX models with Notch-activating mutations, tumor regression was observed and TGI ranged from 62% to 147%. In PDX models with Notch WT or non-activating mutations, tumor growth inhibition ranged from 12% to 64%. The following graphs depict the results of administration of AL101 on TGI compared to control vehicle, in each of the nine TNBC PDX models.

Anti-Tumor Activity of AL101 as a Monotherapy in TNBC PDX Tumors

Mice (n=5) bearing TNBC PDX tumors were treated with vehicle or AL101 (3 mg/kg for four consecutive days a week). The four models on the left bear Notch-activating mutations or fusions and the five models on the right either had Notch WT or non-activating mutations, which were not expected to respond to GSIs. Dotted lines represent an average of n=4 mice.

We believe that the results from these models support the clinical development of AL101 as a potential targeted monotherapy for patients with R/M TNBC with Notch-activating mutations.

Our Proposed Solution for R/M TNBC: AL101

We are developing AL101 as a monotherapy for the treatment of R/M TNBC to address the lack of effective treatment options for these patients. In the Phase 1 study of AL101 in combination with chemotherapy in unselected, heavily pretreated subjects, which included 22 TNBC subjects, a CR was observed in one TNBC subject, PRs were observed in seven TNBC subjects and SD was observed in five TNBC subjects. Our IND for AL101 for the treatment of TNBC was accepted by the FDA in April 2020. Based on these findings and supporting data from our own PDX models, we intend to commence a Phase 2 clinical trial of AL101 as a monotherapy for the treatment of R/M TNBC in patients with Notch-activating mutations in the second half of 2020, subject to the impact of COVID-19 on our business.

Design for Phase 2 Clinical Trial of AL101 for the Treatment of R/M TNBC

We expect our proposed Phase 2 clinical trial will be an open-label, single-arm, multi-center study of AL101 administered IV in subjects with TNBC bearing Notch-activating mutations who have failed two or fewer lines of therapy. We anticipate enrolling up to 67 subjects in this trial. The design of our proposed Phase 2 clinical trial is below.

*	Includes six subjects in lead-in.

We expect the primary endpoint of the trial will be objective response rate. Secondary endpoints may include safety, duration of response, progression free survival and relapse free survival. We anticipate that subjects will be dosed with AL101 IV once weekly, and that dosing will continue until lack of clinical benefit is observed or consent is withdrawn.

AL101 for the Treatment of T-cell Acute Lymphoblastic Leukemia

Disease Background

T-ALL is an aggressive, rare form of acute lymphoblastic leukemia, a disease which has an annual incidence of approximately 6,000 patients in the United States. T-ALL has an annual incidence of approximately 1,200 patients in the United States, of which an estimated 400, including pediatric patients, present for the treatment of R/R T-ALL. Notch is known to be a critical component of T-cell development and is inherently implicated as a tumorigenic driver in T-ALL. Approximately 65% of all T-ALL patients have Notch-activating mutations. In addition, there is an incremental subset of patients with Notch pathway activation who do not bear Notch-activating mutations.

T-ALL often presents as a result of the bone marrow being unable to produce sufficient amounts of normal blood cells, leading to symptoms such as anemia, infection, bleeding, bruising, fever, weakness and fatigue. Patients suffering from T-ALL frequently have central nervous system complications, as well as swollen lymph nodes in the mediastinum, or middle of the chest, which often affects breathing and circulation.

Current Treatment Landscape

The curative therapy for T-ALL is an allogeneic transplant. However, in order to be eligible to receive a transplant, patients must have exhibited a CR to prior therapies. The current standard first-line therapy for T-ALL is an intensive chemotherapy regimen, which yields overall survival rates greater than 80% among pediatric patients and approximately 50% among adult patients. Although first-line therapy is effective in most T-ALL patients, an estimated 55% of adult patients and 20% of pediatric patients will relapse. Second-line therapies for R/R T-ALL include targeted therapies administered in combination with chemotherapy and have shown limited efficacy, with an overall survival rate lower than 20% for pediatric patients. As a result, we believe that there remains a lack of effective treatment options for patients with R/R T-ALL.

Our Proposed Solution for R/R T-ALL: AL101

We are developing AL101 for the treatment of R/R T-ALL to address the lack of effective treatment options for these patients. In the Phase 1 study of AL101, which included 26 unselected, heavily pretreated T-ALL evaluable subjects treated at 4 mg or 6 mg dose levels, CRs were observed in two subjects and a PR was observed in one subject. Of the three subjects who displayed a response, two had a confirmed Notch-activating mutation. Based on these findings and preclinical studies, we intend to commence a Phase 2 clinical trial of AL101 for the treatment of R/R T-ALL in the second half of 2020, subject to the impact of COVID-19 on our business. We expect our proposed Phase 2 trial will be an open-label, single-arm, multi-center study of AL101 in R/R T-ALL subjects.

Phase 1 Studies

BMS evaluated AL101 in more than 200 unselected subjects with various cancers across three Phase 1 studies. While these Phase 1 studies did not report statistically significant overall results, clinical activity was observed in cancers in which activation of the Notch pathway is a known tumorigenic driver. In these Phase 1 studies, the recommended clinical dose for our ongoing Phase 2 ACCURACY trial was established. A summary of the three Phase 1 studies is below.

CA216001

In a Phase 1 study of AL101 in heavily pretreated subjects with advanced or metastatic tumors, which we refer to as the CA216001 study, AL101 IV was administered as a monotherapy. A total of 58 subjects were evaluated in the dose-escalation phase and an additional 36 subjects were evaluated in the dose-expansion phase. Of these subjects, 43 were treated with 4 mg of AL101 IV once weekly and 14 subjects were treated with 6 mg of AL101 IV once weekly. An additional 11 subjects were treated in a twice-weekly dosing arm and received either 4 mg or 6 mg of AL101 IV twice weekly. The primary objective of the CA216001 study was to evaluate the safety and tolerability of AL101. Secondary objectives included evaluating the PK, pharmacodynamics, or PD, changes in the expression of Notch-induced genes and the anti-tumor activity of AL101. Formal statistical testing for these endpoints was not performed and the results were presented as descriptive statistics. The design of this study, including dose groupings, is depicted below.

Of the 94 subjects evaluated in this study, two subjects had ACC and three subjects had desmoid tumors. PRs were observed in three subjects, including one subject with ACC and two subjects with desmoid tumors. In addition, SD was observed in 10 subjects, including one subject with ACC and one subject with desmoid tumors. As shown in the below graphs, the PK of AL101 was linear, with dose-dependent increases in exposure that correlated with suppression of the PD marker Hes1.

Subjects enrolled in the CA216001 study were heavily pretreated, with over 70% of subjects previously undergoing at least three lines of prior therapy. AL101 was generally observed to be well tolerated at the dose chosen for our Phase 2 ACCURACY trial. During the course of the study, there were 27 deaths, including one death due to hepatic failure in the highest weekly dose tested (8.4 mg) that was assessed by the investigator to be treatment-related. Treatment was discontinued in nine subjects due to TRAEs. Approximately 89% of subjects experienced at least one TRAE and approximately 51% of subjects experienced at least one Grade 3 or 4 TRAEs. In addition, approximately 16% of subjects dosed with 4 mg and approximately 29% of subjects dosed with 6 mg experienced TRSAEs. The following table represents the most commonly reported TRAEs.

QW = once weekly

The results from this Phase 1 study of AL101 supported advancing the once weekly dosing regimen of 4 mg or 6 mg and showed early signs of clinical activity across solid tumor types. In addition, AL101 was generally observed to be well tolerated at the dose chosen for our Phase 2 ACCURACY trial.

CA216002

In a Phase 1 study of AL101 in 31 heavily pretreated subjects, which included four T-LL subjects and 27 T-ALL subjects, AL101 IV was administered QW, or once weekly, as a monotherapy. We refer to this study as the CA216002 study. A total of 17 subjects were evaluated in the dose-escalation phase and an additional 14 subjects were evaluated in the dose-expansion phase. The primary objective of the CA216002 study was to evaluate the safety and tolerability of AL101. Secondary objectives included evaluating the PK, PD changes in the expression of Notch-induced genes and the anti-tumor activity of AL101. Formal statistical testing for these endpoints was not performed and the results were presented as descriptive statistics. The design of this study, including dose groupings, is depicted below.

Dose-escalation Phase (3+3 design) (n=17)	Dose-expansion Phase (n=14)

A total of 26 T-ALL subjects in this study received either a 4 mg or 6 mg dosage of AL101, 11 of whom had Notch 1 mutations. Objective responses were observed in three subjects with T-ALL, each in the 6 mg dose group, with CRs observed in two subjects and a PR observed in one subject. Of these three subjects, two had

Notch 1 mutations. Following the administration of AL101, eight subjects with T-ALL experienced a 50% or greater reduction in leukemic blasts in bone marrow.

Subjects enrolled in the CA216002 study were heavily pretreated, with over 50% of subjects previously undergoing at least three lines of prior therapy. AL101 was generally well tolerated during the study. During the course of the study, there were 20 deaths, including one patient in the 4 mg once weekly dosing group who was heavily pretreated with at least four prior systemic therapies and died due to gastrointestinal hemorrhage. While this patient’s death was assessed by the investigator not to be treatment-related, BMS determined that it was possible the death was treatment-related. Treatment was discontinued in one subject due to TRAEs. Approximately 74% of subjects experienced at least one TRAE and approximately 23% of subjects experienced at least one Grade 3 or 4 TRAEs. In addition, approximately 16% of subjects experienced TRSAEs, which included single events of hepatoxicity and hypersensitivity in the 4 mg dose cohort and single events of anemia, diarrhea and infusion-related reaction in the 6 mg dose cohort. The following table represents the most commonly reported TRAEs.

The results from this Phase 1 study of AL101 supported advancing the anticipated once weekly dosing regimen of 6 mg, as this dose showed signs of clinical activity and was generally observed to be well tolerated.

CA216003

In a Phase 1 study in heavily pretreated subjects with advanced or metastatic solid tumors, which we refer to as the CA216003 study, AL101 IV was administered in combination with three different chemotherapy regimens. A total of 95 subjects were evaluated in the study, with 90 subjects receiving both chemotherapy and AL101. The primary objective of the CA216003 study was to evaluate the safety and tolerability of AL101 in combination with chemotherapy. Secondary objectives included evaluating the PK of AL101 in combination with chemotherapy, PD changes in the expression of Notch-induced genes after treatment with AL101 in combination with chemotherapy and the anti-tumor activity of AL101 in combination with chemotherapy. Formal statistical testing for these endpoints was not performed and the results were presented as descriptive statistics.

Of the 95 subjects evaluated in this study, 22 subjects had TNBC. Of the TNBC subjects, a CR was observed in one subject, PRs were observed in seven subjects and SD was observed in five subjects.

Subjects enrolled in the CA216003 study were heavily pretreated, with 40% of subjects previously undergoing at least three lines of prior therapy. AL101 in combination with chemotherapy was generally observed to be well tolerated during the study. During the course of the study, there were 32 deaths, but none were assessed by the investigator or BMS to be treatment-related. Treatment was discontinued in 15 subjects due to TRAEs. Nearly all subjects experienced at least one TRAE and approximately 82% of subjects experienced at least one Grade 3 or 4 TRAE. In addition, approximately 34% of subjects experienced TRSAEs. The most commonly reported Grade 3 or 4 TRSAEs included febrile neutropenia (10%) and diarrhea (6%). The most commonly reported TRAEs included: fatigue (78%), diarrhea (63%), hypophosphatemia (62%), nausea (52%), decreased appetite (46%), vomiting (39%), alopecia (38%), anemia (31%), neutropenia (26%), rash (26%), dysgeusia, or distortion of the sense of taste, (20%), dehydration (19%), weight decrease (18%), thrombocytopenia, or low blood platelet count, (17%), hypokalemia, or low potassium levels, (17%), stomatitis, or inflammation of the mouth and lips, (16%) and myalgia, or muscle soreness (16%).

Our Novel Approach: AL102

Overview

AL102 is being developed as a potent, selective and oral GSI. We obtained an exclusive, worldwide license to develop and commercialize AL102 from BMS in November 2017. We are initially developing AL102 for the treatment of desmoid tumors. In addition, we are collaborating with Novartis to develop AL102 for the treatment of MM in combination with Novartis’ BCMA-targeting agents. We believe that the clinical activity of BCMA-targeting agents may be enhanced when used in combination with a GSI such as AL102.

AL102 for the Treatment of Desmoid Tumors

Disease Background

Desmoid tumors, also called aggressive fibromatosis, are rare connective tissue neoplasms with an annual incidence of approximately 1,700 patients in the United States, and arise in the extremities, abdominal wall, mesenteric root, and chest wall. An estimated 7% to 15% of desmoid tumors present in the head and neck. They do not metastasize, but often aggressively infiltrate neurovascular structures and vital organs resulting in pain, loss of function, organ dysfunction, and death.

Desmoid tumors are typically diagnosed in patients between 15 and 60 years of age, more often in young adults, with a two- to three-fold female predominance and no significant racial or ethnic predilection.

Current Treatment Landscape

Although surgery and radiation remain the primary therapies for desmoid tumors, there are no treatment options for some patients given the diffuse nature of the tumor in some tissues. Surgery and radiation suffer from additional shortcomings including the morbidity associated with resection, disfigurement and/or functional impairment, post-operative complications and frequent recurrences. Aggressive adjuvant radiation therapy and surgical resection with wide margins of normal tissue may improve rates of post-surgical recurrence, which can occur in up to 72% of patients.

There are no FDA-approved systemic therapies for the treatment of unresectable, recurrent or progressive desmoid tumors and there is no currently accepted standard of care. Since current treatment responses are insufficient and not durable, there is an unmet medical need for the treatment of recurrent or progressive tumors (systemic therapy). Given the high recurrence and progression rates and lack of effective treatment options, we believe that there is a sizeable patient population with desmoid tumors with a high unmet medical need.

Clinical Evidence of GSI Activity in Desmoid Tumors

Based on data from multiple clinical evaluations, including data from three patients with desmoid tumors evaluated in a Phase 1 study of AL101 conducted by BMS, we believe that GSIs have the potential to address the shortcomings associated with existing treatment options for patients with desmoid tumors. In the Phase 1 study of AL101, PRs were observed in two subjects with desmoid tumors and SD was observed in another subject with desmoid tumors. In addition, three subjects, including two subjects from the Phase 1 study of AL101, entered into an expanded access program.

Phase 1 Study of AL102

Prior to our in-licensing of AL102, BMS conducted preclinical toxicity, PK and PD studies. AL102 was administered orally as a monotherapy in a Phase 1 study in 36 heavily pretreated cancer subjects. The primary objective of the study was to evaluate the safety, tolerability and proper dosage of AL102. Secondary objectives included evaluating the PK, PD changes in the expression of Notch-induced genes and the anti-tumor activity of

AL102. Formal statistical testing for these endpoints was not performed and the results were presented as descriptive statistics. The study had two arms. Arm A was designed to study daily dosing while Arm B was designed to study dosing two consecutive days each week. The design of this study, including dose groupings, is depicted below:

Dose escalation phase (n=36)

Of the 36 subjects evaluated in the study, SD was observed in 11 subjects, five of whom received AL102 for five months or longer and included subjects with ACC, fibromatosis (which is closely related to desmoid tumors), renal cell cancer and retroperitoneal fibroscarcoma.

The maximum tolerated dose for a once daily dosing regimen of Arm A was 1.5 mg, with one dose-limiting toxicity of Grade 3 nausea in the six dose-limited toxicity evaluable subjects. On the once daily schedule, the 2 mg dose was not tolerated, with dose-limiting toxicities in three of the five dose-limiting toxicity evaluable subjects, which included Grade 3 events of ileus, nausea, or pruritus/urticaria. A maximum tolerated dose was not established for a twice weekly dosing regimen of AL102, as Arm B was ongoing at the time that this study was terminated. The highest tolerated dose was 4 mg twice weekly, with no dose-limiting toxicities in the two dose-limiting toxicity evaluable subjects. A higher dose of 8 mg was not tolerated, with dose-limiting toxicities in two of the six dose-limiting toxicity evaluable subjects, which included Grade 3 diarrhea or Grade 3 nausea/dehydration/anorexia with Grade 2 fatigue. The most common TRAEs in this study included diarrhea (72%), hypophosphatemia (61%), nausea (61%), vomiting (44%), fatigue (44%), decreased appetite (36%), rash (31%), hypokalemia (28%) and pruritus (25%). In addition, TRSAEs experienced by more than one subject included diarrhea (8%) and nausea (8%).

BMS elected to terminate this study prior to completion due to strategic considerations.

Our Proposed Solution for Desmoid Tumors: AL102

We are developing AL102 as a monotherapy for the treatment of desmoid tumors to address the lack of effective treatment options for these patients. Given our expertise in the Notch pathway, we believe that the Notch pathway plays a critical role in desmoid tumors. This is potentially due to crosstalk between Notch and regulated WNT pathway, which is the hallmark of desmoid progression. We are leveraging the findings from the Phase 1 studies conducted by BMS and intend to initiate a Phase 2 clinical trial of AL102 for the treatment of desmoid tumors in second half of 2020, subject to the impact of COVID-19 on our business.

AL102 for the Treatment of Multiple Myeloma

Despite numerous advances in the treatment landscape for MM, the disease remains incurable. BCMA is ubiquitously expressed on myeloma cells and is currently a target of active studies utilizing a number of therapeutic approaches. Increasing the expression of the BCMA on target cells and reducing the shedding in the circulation is believed to potentially enhance therapies and increase responses.

We are collaborating with Novartis to develop AL102 for the treatment of MM in combination with Novartis’ BCMA-targeting therapies. In December 2018, we granted Novartis the exclusive ability to evaluate, develop and potentially license and commercialize AL102, as a monotherapy and in combination with other therapies, for the treatment of MM. Novartis conducted a preclinical study evaluating AL102 alone and in combination with an investigational anti-BCMA-CD3 bispecific antibody, or BisAb, controlled by Novartis. Using a preclinical cell line model of human multiple myeloma (KMS11) and shown in the figure below, Novartis’ study showed that treatment with AL102 resulted in an approximate 20-fold increase in the levels of cell surface expression of BCMA and decreased shedding of BCMA to below lower levels of detection, as measured by levels of soluble BCMA.

AL102 Reduced Shed BCMA and Increased Membrane BCMA Levels in MM Cell Lines

Soluble BCMA levels (ng/mL) from culture supernatants of KMS11 cells treated overnight with a serial dilution of AL102 are shown on the left Y axis. Antibody binding capacity, or ABC, of anti-BCMA on the surface of AL102 treated KMS11 cells is shown on the right Y axis. AL102 inhibited shedding of BCMA from KMS11 cells in a dose-dependent manner, which resulted in increased BCMA expression on the cell surface over the same dose range. Untreated KMS11 cells have a BCMA ABC of approximately 14,000. The average ABC with treatment of 10 nM AL102 was approximately 285,000, representing an approximate 20-fold increase in cell surface BCMA expression with AL102 treatment.

In addition, we tested increasing concentrations of three different GSI molecules, AL102, Nirogacestat and Crenigacestat on shed BCMA and membrane BCMA in UM266 multiple myeloma cell lines. As seen in the figures below, similar dose related activity as measured by mean flurescence intensity, or MFI, for membrane BCMA and by change from baseline for shed BCMA was observed for AL102 and Crenigacestat while relatively weaker activity was observed for Nirogacestat.

As shown below, in an assay designed by Novartis to evaluate the BisAb redirected t-cell cytotoxicity, or RTCC, activity in vitro, using human MM cells from donors, AL102 enhanced BisAb RTCC activity in a dose-dependent manner with enhancement of BisAb potency at concentrations of approximately 8nM or higher.

Novartis has initiated a Phase 1 study with its bi-specific anti-BCMA agent, but dosing of AL102 has not yet been initiated. Novartis will be responsible for the conduct and expenses of any trials of AL102 in combination with their BCMA-targeting agents. We believe that the clinical activity of BCMA-targeting agents may also be enhanced in clinical trials when used in combination with a GSI such as AL102.

License Agreements

Bristol-Myers Squibb Company License Agreement

In November 2017, we entered into a license agreement, or the BMS License Agreement, with BMS, under which BMS granted us a worldwide, non-transferable, exclusive, sublicensable license under certain patent rights and know-how controlled by BMS to research, discover, develop, make, have made, use, sell, offer to sell, export, import and commercialize AL101 and AL102, or the BMS Licensed Compounds, and products containing AL101 or AL102, or the BMS Licensed Products, for all uses including the prevention, treatment or control of any human or animal disease, disorder or condition.

Under the BMS License Agreement, we are obligated to use commercially reasonable efforts, either through ourselves or through our affiliates or sublicensees, to develop at least one BMS Licensed Product. As between BMS and us, we have sole responsibility for, and bear the cost of, conducting research and development and preparing all regulatory filings and related submissions with respect to the BMS Licensed Compounds and/or BMS Licensed Products. BMS has assigned and transferred all INDs for the BMS Licensed Compounds to us. We are also required to use commercially reasonable efforts to obtain regulatory approvals in certain major market countries for at least one BMS Licensed Product, as well as to commercialize and sell each BMS Licensed Product after obtaining such regulatory approval. As between BMS and us, we have sole responsibility for, and bear the cost of, commercializing BMS Licensed Products. For a limited period of time, we may not, either by ourselves or through our affiliates, sublicensees, or any other third parties, engage directly or indirectly in the clinical development or commercialization of a Notch inhibitor molecule that is not a BMS Licensed Compound.

As consideration of the rights granted by BMS to us under the BMS License Agreement, we paid BMS a payment of $6 million and issued to BMS 1,125,929 shares of Series A preferred stock valued at approximately $7.3 million. We are required to pay BMS payments upon the achievement of certain development or regulatory milestone events of up to $95 million in the aggregate with respect to the first BMS Licensed Compound to achieve each such event and up to $47 million in the aggregate with respect to each additional BMS Licensed Compound to achieve each such event. We are also obligated to pay BMS payments of up to $50 million in the aggregate for each BMS Licensed Product that achieves certain sales-based milestone events and tiered royalties on net sales of each BMS Licensed Product by us or our affiliates or sublicensees at rates ranging from a high single-digit to low teen percentage, depending on the total annual worldwide net sales of each such Licensed Product. If we sublicense or assign any rights to the licensed patents, the BMS Licensed Compounds and/or the BMS Licensed Products, we are required to share with BMS a portion of all consideration we receive from such sublicense or assignment, ranging from a mid-teen to mid-double-digit percentage, depending on the development stage of the most advanced BMS Licensed Compound or BMS Licensed Product that is subject to the applicable sublicense or assignment, but such portion may be reduced based on the milestone or royalty payments that are payable by us to BMS under the BMS License Agreement.

The BMS License Agreement remains in effect, on a country-by-country and BMS Licensed Product-by-BMS Licensed Product basis, until the expiration of royalty obligations with respect to a given BMS Licensed Product in the applicable country. Royalties are paid on a country-by-country and BMS Licensed Product-by-BMS Licensed Product basis from the first commercial sale of a particular BMS Licensed Product in a country until the latest of (a) 10 years after the first commercial sale of such BMS Licensed Product in such country, (b) when such BMS Licensed Product is no longer covered by a valid claim in the licensed patent rights in such country, or (c) the expiration of any regulatory or marketing exclusivity for such BMS Licensed Product in such country.

Any inventions, and related patent rights, invented solely by either party pursuant to activities conducted under the BMS License Agreement shall be solely owned by such party, and any inventions, and related patent rights, conceived of jointly by us and BMS pursuant to activities conducted under the BMS License Agreement shall be jointly owned by us and BMS, with BMS’s rights thereto included in our exclusive license. We have the first right—with reasonable consultation with, or participation by, BMS—to prepare, prosecute, maintain and enforce the licensed patents, at our expense.

BMS has the right to terminate the BMS License Agreement in its entirety upon written notice to us (a) for insolvency-related events involving us, (b) for our material breach of the BMS License Agreement if such breach remains uncured for a defined period of time, (c) for our failure to fulfill our obligations to develop or commercialize the BMS Licensed Compounds and/or BMS Licensed Products not remedied within a defined period of time following written notice by BMS, or (d) if we or our affiliates commence any action challenging the validity, scope, enforceability or patentability of any of the licensed patent rights. We have the right to terminate the BMS License Agreement (a) for convenience upon prior written notice to BMS, the length of notice dependent on whether a BMS Licensed Product has received regulatory approval, (b) upon immediate written notice to BMS for insolvency-related events involving BMS, (c) for BMS’s material breach of the BMS License Agreement if such breach remains uncured for a defined period of time, or (d) on a BMS Licensed Compound-by-BMS Licensed Compound and/or BMS Licensed Product-by-BMS Licensed Product basis upon immediate written notice to BMS if we reasonably determine that there are unexpected safety and public health issues relating to the applicable BMS Licensed Compounds and/or BMS Licensed Products. Upon termination of the BMS License Agreement in its entirety by us for convenience or by BMS, we grant an exclusive, non-transferable, sublicensable, worldwide license to BMS under certain of our patent rights that are necessary to develop, manufacture or commercialize BMS Licensed Compounds or BMS Licensed Products. In exchange for such license, BMS must pay us a low single-digit percentage royalty on net sales of the BMS Licensed Compounds and/or BMS Licensed Products by it or its affiliates, licensees or sublicensees, provided that the termination occurred after a specified developmental milestone for such BMS Licensed Compounds and/or BMS Licensed Products.

Novartis International Pharmaceutical Limited Evaluation, Option and License Agreement

In December 2018, we entered into an evaluation, option and license agreement, or the Novartis Agreement, with Novartis International Pharmaceutical Limited, or Novartis, pursuant to which Novartis agreed to conduct certain studies to evaluate AL102 in combination with its B-cell maturation antigen, or BCMA, therapies in multiple myeloma, and we agreed to supply AL102 for such studies. All supply and development costs associated with such evaluation studies are fully borne by Novartis.

Under the Novartis Agreement, we granted Novartis an exclusive option to obtain an exclusive (including as to us and our affiliates), sublicensable (subject to certain terms and conditions), worldwide license and sublicense (as applicable) under certain patent rights and know-how controlled by us (including applicable patent rights and know-how that are licensed from BMS pursuant to the BMS License Agreement) to research, develop, manufacture (subject to our non-exclusive right to manufacture and supply AL102 and/or the Novartis Licensed Product for Novartis) and commercialize AL102 and/or any pharmaceutical product containing AL102 as the sole active ingredient, or the Novartis Licensed Product, for the diagnosis, prophylaxis, treatment, or prevention of multiple myeloma in humans. We also granted Novartis the right of first negotiation for the license rights to conduct development or commercialization activities with respect to the use of AL102 for indications other than multiple myeloma. Additionally, from the exercise by Novartis of its option until the termination of the Novartis Agreement, we may not, either ourselves or through our affiliates or any other third parties, directly or indirectly research, develop or commercialize certain BCMA-related compounds for the treatment of multiple myeloma.

Novartis must pay us a low eight figure option exercise fee in order to exercise its option and activate its license, upon which we will be eligible to receive development, regulatory and commercial milestone payments of up to $245 million in the aggregate and tiered royalties on net sales of Novartis Licensed Products by Novartis or its affiliates or sublicensees at rates ranging from a mid-single-digit to low double-digit percentage, depending on the total annual worldwide net sales of Novartis Licensed Products. Royalties will be paid on a country-by-country and Novartis Licensed Product-by-Novartis Licensed Product basis from the first commercial sale of a particular Novartis Licensed Product in a country until the latest of (a) 10 years after the first commercial sale of such Novartis Licensed Product in such country, (b) when such Novartis Licensed Product is no longer covered by a valid claim in the licensed patent rights in such country, or (c) the expiration of any regulatory or marketing exclusivity for such Novartis Licensed Product in such country. Contemporaneously with the Novartis Agreement, we entered into a stock purchase agreement and associated investment agreements, or the SPA, with Novartis’s affiliate, Novartis Institutes for BioMedical Research, Inc., or NIBRI, pursuant to which NIBRI acquired a $10 million equity stake in us.

Novartis shall own any inventions, and related patent rights, invented solely by it or jointly with us in connection with activities conducted pursuant to the Novartis Agreement. We will maintain first right to prosecute and maintain any patents licensed to Novartis, both before and after its exercise of its option. We maintain the first right to defend and enforce our patents prior to Novartis’s exercise of its option, upon which Novartis gains such right with respect to patents included in the license.

The option we granted to Novartis will remain in effect until the earlier of (a) 60 days following the last visit of the last subject in the evaluation studies, (b) the termination of the Novartis Agreement, or (c) 36 months following the delivery by us to Novartis of sufficient amounts of clinical evaluation materials to conduct the anticipated clinical studies. The Novartis Agreement remains in effect until such time as no Novartis Licensed Product is being developed or commercialized by Novartis, its affiliates, or sublicensees (including distributors or commercial partners), unless terminated earlier. We have the right to terminate the Novartis Agreement (a) for Novartis’s material breach if such breach remains uncured for 60 days (such cure period shall be extended for an additional period during which Novartis is making good faith efforts to cure such breach) or (b) for Novartis’s failure to use commercially reasonable efforts to develop or commercialize AL102 and/or the Novartis Licensed Product not remedied within four months following written notice to Novartis. Novartis has the right to terminate the Novartis Agreement (a) in its entirety or on a country-by-country basis for convenience, upon 60 days’ written notice to us, (b) for our material breach if such breach remains uncured for 60 days (such cure period shall be extended for an additional period during which we are making good faith efforts to cure such breach) or (c) upon immediate written notice to us for insolvency-related events involving us.

Manufacturing

We rely on third parties to manufacture AL101 and AL102. We have entered into agreements with leading CMOs to produce both AL101 and AL102 for our ongoing and planned clinical studies and clinical trials for AL101 and AL102. We are also currently in the process of manufacturing batches to support all of our expected clinical supply as well as batches to support a potential NDA submission. We require all of our contract manufacturing organizations, or CMOs, to conduct manufacturing activities in compliance with current good manufacturing practice, or cGMP, requirements. We currently rely solely on these CMOs for scale-up and process development work and to produce sufficient quantities of our product candidates for use in clinical trials. We anticipate that these CMOs will have the capacity to support both clinical supply and commercial-scale production, but we do not have any formal agreements at this time to cover commercial production. We may also elect to enter into agreements with other CMOs to manufacture supplies of drug substance and finished drug product.

Sales and Marketing

We intend to market and commercialize our product candidates, if approved, by building our own specialized sales and marketing organization initially in the United States. We believe our target market can be addressed by a small number of dedicated marketing and medical sales specialists covering specialized oncologists treating the target patient population. We may also selectively pursue strategic collaborations with third parties to maximize the commercial potential of our product candidates, if approved.

Competition

The pharmaceutical industry is characterized by rapid evolution of technologies and intense competition. While we believe that our product candidates, technology, knowledge, experience and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that we successfully develop and commercialize will compete with approved treatment options, if any, including off-label therapies, and new therapies that may become available in the future. Key considerations that would impact our ability to effectively compete with other therapies include the efficacy, safety, method of administration, cost, level of promotional activity and intellectual property protection of our products. Many of the companies against which we may compete have significantly greater financial resources and expertise than we do in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products.

We consider our most direct competitors with respect to AL101 and AL102 to be companies developing GSIs, including SpringWorks Therapeutics, Inc. and Celgene Corporation, recently acquired by BMS, or companies that are developing Notch inhibitors, including, but not limited to, Cellestia Biotech AG and Ciclomed LLC.

In addition, with respect to AL101 for the treatment of ACC, we are aware that other companies are, or may be, developing products for this indication, including, but not limited to, GlaxoSmithKline plc, Cellestia Biotech AG and LSK BioPartners, Inc., which we believe all are at an early development stage.

With respect to AL101 for the treatment of TNBC, we are aware that other companies are, or may be, developing products for this indication, including, but not limited to, F. Hoffmann-La Roche Ltd., Merck & Co., Inc., BMS, AstraZeneca Plc, Immunomedics Inc. and Pfizer Inc.

With respect to AL101 for the treatment of T-ALL, we are aware that other companies are, or may be, developing products for this indication, including, but not limited to, Sanofi S.A., Janssen Pharmaceutica, Jazz Pharmaceuticals plc and Vasgene Therapeutics, Inc.

With respect to AL102, we are aware that other companies are, or may be, developing product candidates for the treatment of desmoid tumors, including, but not limited to, SpringWorks Therapeutics, Inc., Bayer Corporation, Cellestia Biotech AG and Iterion Therapeutics, Inc.

With respect to MM, we are aware that other companies are, or may be, developing product candidates with GSI as anti-BCMA agents, including, but not limited to, Springworks Therapeutics, Inc. in collaboration with GlaxoSmithKline plc and Celgene Corporation, recently acquired by BMS.

Smaller or early-stage companies, including oncology-focused therapeutics companies, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies may also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, enrolling patients in clinical trials and acquiring technologies complementary to, or necessary for, our programs.

The availability of reimbursement from government and private payors will also significantly impact the pricing and competitiveness of our products. Our competitors may obtain FDA or other regulatory approvals for their products more rapidly than we may obtain approvals for our product candidates, if any, which could result in our competitors establishing a strong market position before we are able to commercialize our product candidates.

Intellectual Property

Our success depends in part on our ability to obtain and maintain intellectual property and proprietary protection for our product candidates, manufacturing and process discoveries and other know-how, to operate without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of others, and to defend and enforce, and prevent others from infringing, misappropriating or otherwise violating, our intellectual property and proprietary rights. We take efforts to protect our proprietary position using a variety of methods, which include pursuit of U.S. and foreign patent applications related to our proprietary technology, inventions and improvements, such as compositions of matter and methods of use, that we determine are important to the development and implementation of our business. We also may rely on trade secrets, trademarks, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position. For more information regarding risks relating to intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

Patents and Patent Applications

The term of individual patents depends upon the legal term of patents in the countries in which they are obtained. In most countries in which we file patent applications, including the United States, the patent term is generally 20 years from the earliest date of filing a non-provisional patent application, assuming the patent has not been terminally disclaimed over a commonly-owned patent or a patent naming a common inventor, or over a patent not commonly owned but that was disqualified as prior art as the result of activities undertaken within the scope of a joint research agreement. In the United States, the term of a patent may also be eligible for patent term adjustment for delays within the United States Patent and Trademark Office, or USPTO. In addition, for patents that cover an FDA-approved drug, the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, may permit a patent term extension of up to five years beyond the expiration of the patent. While the length of such patent term extension is related to the length of time the drug is under regulatory review, patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent per approved drug may be extended and only those claims covering the approved drug product, a method for using it or a method for manufacturing it may be extended. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek any available patent term extension to any issued patents we may be granted in any jurisdiction where such extensions are available; however, there is no guarantee that the applicable authorities, including the FDA and the USPTO in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

As of March 1, 2020, we owned or exclusively licensed a total of five issued U.S. patents, 119 granted foreign patents, two pending U.S. patent applications, 16 pending foreign patent applications, and three pending Patent Cooperation Treaty, or PCT, applications.

In November 2017, we entered into the BMS License Agreement, pursuant to which we acquired exclusive worldwide rights under certain patents and know-how controlled by BMS to research, discover, develop, make, have made, use, sell, offer to sell, export, import and commercialize AL101 and AL102. For more information regarding the BMS License Agreement, please see “—License Agreements.” As of March 1, 2020, the patent rights exclusively in-licensed under the BMS License Agreement include the following patent families:

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A patent family having claims directed to the composition of matter of AL101 and methods of treating certain types of cancer, which includes two issued U.S. patents, 62 granted patents in 62 foreign jurisdictions (including China, the European Patent Office, or EPO, Japan and the Russian Federation) and six pending patent applications in foreign jurisdictions. Without taking potential patent term extension or adjustment into account, the issued patents and any patents issued from pending applications in this family are expected to expire in 2032.

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A patent family having claims directed to the composition of matter of AL102 and methods of treating certain types of cancer, which includes two issued U.S. patents, 57 granted patents in 57 foreign jurisdictions (including China, the EPO, Japan and the Russian Federation), and 10 pending patent applications in 10 foreign jurisdictions. Without taking potential patent term extension or adjustment into account, the issued patents and any patents issued from pending applications in this family are expected to expire in 2033.

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A patent family consisting of one issued U.S. patent having claims directed to the method of use for the combination of AL101 with gemcitabine for treating cancer that is expected to expire, without taking potential patent term extension or adjustment into account, in 2034.

As of March 1, 2020, we solely owned two U.S. pending patent applications and two PCT applications. In addition, we co-owned one PCT application with BMS, covering clinical data of AL101. One of our solely-owned patent families, consisting of one pending U.S. patent application and one PCT application, includes claims directed to methods of using AL101 to treat Notch-altered ACC. Another solely-owned patent family, consisting of one U.S. patent application, includes claims directed to methods of using AL101 to treat Notch-altered TNBC. A third solely-owned patent family, consisting of one PCT application, includes claims directed to the method of use for combination treatments using AL101 and/or AL102 and other cancer drugs. Any patents issued from our owned patent applications or from patent applications claiming the priority of such patent applications are expected to expire, without taking potential patent term extension or adjustment into account, between 2039 and 2040.

Trade Secrets

We also rely upon trade secrets, know-how, confidential information and continuing technological innovation to develop and maintain our competitive position, and seek to protect and maintain the confidentiality of such items to protect aspects of our business that are not amenable to, or that we do not presently consider appropriate for, patent protection. We maintain efforts to protect such proprietary rights through a variety of methods, including confidentiality agreements, invention assignment agreements, and non-solicitation and non-compete agreements with employees, consultants, collaborators, advisors, suppliers and other parties who may have access to our confidential or proprietary information. These agreements generally provide that all confidential information developed or made known to the other party during the course of its relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Where applicable, the agreements provide that all inventions to which the other party contributed as an inventor shall be assigned to us, and as such, will become our property. There can be no assurance, however, that these agreements will be self-executing or otherwise provide meaningful protection or adequate remedies for our trade secrets or other proprietary information, including in the event of unauthorized use or disclosure of such information. We also seek to preserve the integrity and confidentiality of our trade secrets and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. For more information regarding risks relating to trade secrets, third parties and other factors that could affect our intellectual property rights, please see “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. A new drug must be approved by the FDA through the new drug application, or NDA, process before it may be legally marketed in the United States.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in accordance with FDA’s good laboratory practice requirements and other applicable regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, or ethics committee at each clinical site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practice requirements, or GCPs to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA after completion of all pivotal trials;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a product candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamics characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1:    The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2:    The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3:    The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

U.S. Review and Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP and adequate to assure consistent production of the product within required specifications. Additionally, before approving a NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA or, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data need to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. However, competitors, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of one of our product candidates for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. In addition, if an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity.

Expedited Development and Review Programs

The FDA has a fast track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. With regard to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.

The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Fast track designation, breakthrough therapy designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters, or untitled letters;

•	clinical holds on clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Marketing Exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

FDA Regulation of Companion Diagnostics

We expect that certain of our product candidates may require an in vitro diagnostic to identify appropriate patient populations for our product candidates. These diagnostics, often referred to as companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval, or PMA approval. We expect that any companion diagnostic developed for our product candidates will utilize the PMA pathway.

If use of companion diagnostic is essential to safe and effective use of a drug or biologic product, then the FDA generally will require approval or clearance of the diagnostic contemporaneously with the approval of the therapeutic product. On August 6, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance, for novel product candidates, a companion diagnostic device and its corresponding drug candidate should be approved or cleared contemporaneously by FDA for the use indicated in the therapeutic product labeling. The guidance also explains that a companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption, or IDE, regulations. Thus, the sponsor of the diagnostic device will be required to comply with the IDE regulations. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational study, if the study meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the study plan and subjects, a sponsor may seek to submit an IND alone, or both an IND and an IDE.

The FDA has generally required companion diagnostics intended to select the patients who will respond to cancer treatment to obtain approval of a PMA for that diagnostic simultaneously with approval of the therapeutic. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. In addition, PMAs for certain devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution.

If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing. PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Other Healthcare Laws

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, U.S. federal and state anti-kickback, fraud and abuse, false claims, consumer fraud, pricing reporting, data privacy and security, and transparency laws and regulations as well as similar foreign laws in jurisdictions outside the U.S. For example, the federal Anti-Kickback Statute prohibits, among other things, individuals or entities from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act and the civil monetary penalties statute. The federal civil and criminal false claims laws, including the civil False Claims Act, prohibit, among other things, any individual or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal civil and criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation. The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to payments or other transfers of value made to physicians, certain other healthcare professionals, teaching hospitals, and applicable manufacturers and group purchasing organizations as well as ownership and investment interests held by physicians and their immediate family members. Additional reporting and transparency requirements for payments to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives go into effect in 2022 for payments made in 2021.

Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information or which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities; state and local laws that require the registration of pharmaceutical sales representatives; and state and local laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Violation of any of such laws or any other governmental regulations that apply may result in penalties, including, without limitation, civil and criminal penalties, damages, fines, additional reporting obligation, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and individual imprisonment.

Data Privacy and Security Laws

Pharmaceutical companies may be subject to U.S. federal and state health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. State laws may be more stringent, broader in scope or offer greater individual rights with respect to protected health information, or PHI, than HIPAA and state laws may differ from each other, which may complicate compliance efforts. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI, a complaint about privacy practices or an audit by the Department of Health and Human Services, or HHS, may be subject to significant civil, criminal and administrative fines and penalties and/ or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. In addition, California enacted the California Consumer Privacy Act, or CCPA, which creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA came into effect on January 1, 2020, and the California Attorney General may bring enforcement actions for violations beginning July 1, 2020. The CCPA has been amended from time to time, and it remains unclear what, if any, further modifications will be made to this legislation or how it will be interpreted.

European Union member states, the United Kingdom, Switzerland and other jurisdictions have also adopted data protection laws and regulations, which impose significant compliance obligations. In the European Economic Area, or the EEA, and the United Kingdom, the collection and use of personal data, including clinical trial data, is governed by the provisions of the General Data Protection Regulation, or the GDPR. The GDPR became effective on May 25, 2018, repealing its predecessor directive and increasing responsibility and liability of companies in relation to the processing of personal data of EU data subjects. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze, store, transfer and otherwise process personal data, including health data from clinical trials and adverse event reporting. In particular, the GDPR includes obligations and restrictions concerning the consent of the individuals to whom the personal data relates, the information provided to such individuals, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for breaches of the data protection obligations. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which adds to the complexity of processing personal data in or from the EEA or United Kingdom. Guidance on implementation and compliance practices are often updated or otherwise revised.

Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor’s decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufacturers to provide scientific and clinical support for the use of a product to each payor separately and can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

In addition, third-party payors are increasingly reducing reimbursements for pharmaceutical products and services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are more and more challenging the prices charged, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available or that the third-party payors’ reimbursement policies will not adversely affect the ability for manufacturers to sell products profitably.

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and fraud and abuse changes. Additionally, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs; expanded eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, in 2017, Congress enacted the Tax Cuts and Jobs Act, which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. While the Texas U.S. District Court Judge, as well as the Trump Administration and CMS, have stated that the ruling will have no immediate effect, and on December 30, 2018 the Texas District Court Judge issued an order staying the judgment pending appeal on December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the Supreme Court of the United States granted the petitions for writ of certiorari to review this case and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how this litigation, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2030 absent additional congressional action. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

Employees

As of December 31, 2019, we had 29 employees, including 10 employees with M.D. or Ph.D. degrees. Of these employees, 17 employees are engaged in research and development activities. None of our employees is represented by a labor union or covered by a collective bargaining agreement.

Facilities

Our principal office is located at Oppenheimer 4, Rehovot 7670104, Israel, where we lease approximately 15,000 square feet of office and laboratory space under a lease agreement that terminates in 2029. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed.

Legal Proceedings

We are not subject to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Executive Officers
Roni Mamluk, Ph.D.	53	Chief Executive Officer and Director
Yossi Maimon, CPA, M.B.A.	50	Chief Financial Officer
Gary Gordon, M.D., Ph.D.	68	Chief Medical Officer
Directors
David Sidransky, M.D.(2)(3)	59	Chairman of the Board of Directors
Robert Spiegel, M.D., FACP(1)(2)	70	Director
Murray A. Goldberg(1)(3)	75	Director
Todd Sone(1)(2)(3)	49	Director
Guy Harmelin, M.D.(4)	41	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Dr. Harmelin resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers

Roni Mamluk, Ph.D. has served as our Chief Executive Officer and a member of our board of directors since November 2017. Prior to joining us, Dr. Mamluk held various management positions at Chiasma, Inc., a biopharmaceutical company, including as Chief Executive Officer from April 2013 to March 2015 and has served as a member of its board of directors since June 2017. Prior to her time at Chiasma, Dr. Mamluk was the head of preclinical development of an oncology product at Adnexus Therapeutics Inc., a biopharmaceutical company, from April 2004 to June 2006. Dr. Mamluk received a B.Sc. in Animal Sciences from Hebrew University of Jerusalem and a Ph.D. in Biology of Reproduction from the Hebrew University of Jerusalem, where she graduated summa cum laude. Dr. Mamluk also held a postdoctoral fellowship in angiogenesis at Harvard Medical School. We believe that Dr. Mamluk’s extensive scientific knowledge, experience with our company and experience serving on a public company board of directors qualifies her to serve on our board of directors.

Yossi Maimon, CPA, M.B.A. has served as our Chief Financial Officer since March 2019. Prior to joining us, Mr. Maimon served as Chief Financial Officer at Protalix BioTherapeutics Inc., a biopharmaceutical company, from October 2006 to July 2019. Prior to his time at Protalix, Mr. Maimon served as Chief Financial Officer of ColBar LifeScience Ltd., a medical device company, from 2002 to 2006. Mr. Maimon received a B.A. in Accounting from the City University of New York and an M.B.A. from Tel Aviv University. Mr. Maimon is licensed as a Certified Public Accountant in New York and Israel.

Gary Gordon, M.D., Ph.D. has served as our Chief Medical Officer since August 2019. Prior to joining us, Dr. Gordon served as Vice President of Oncology Development at AbbVie Inc., a biopharmaceutical company, from January 2013 to April 2018. Prior to his time at AbbVie, Dr. Gordon served as Divisional Vice President of Global Oncology Development at Abbott Laboratories, a medical device company, from April 2003 to December 2012. Prior to his time at Abbott, Dr. Gordon served as Chief Scientific Officer and Vice President of Clinical Affairs at Ovation Pharmaceuticals Inc., a biopharmaceutical company, from May 2001 to April 2003. Dr. Gordon received a B.S. in Biochemistry from the State University of New York at Stony Brook and a Ph.D. in Pharmacology and an M.D. from Johns Hopkins University School of Medicine.

Non-Employee Directors

David Sidransky, M.D. has served as the chairman of our board of directors since November 2017. Since July 1994, Dr. Sidransky has been the Director of the Head and Neck Cancer Research Division at Johns Hopkins University School of Medicine’s Department of Otolaryngology and Professor of Oncology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at the John Hopkins University School of Medicine. Dr. Sidransky currently serves on the board of directors of Galmed Pharmaceuticals Ltd., a biopharmaceutical company, Rosetta Genomics Ltd., a molecular diagnostics company, Biond Biologics Ltd., a biotechnology company, Tamir Biotechnology Ltd., a biotechnology company, Orgenesis Inc., a pharmaceutical manufacturing company, and is the chairman of the board of directors of Advaxis, Inc., a biotechnology company and Champions Oncology, Inc., a biopharmaceutical company. Previously, Dr. Sidransky served on the board of directors of Akari Therapeutics plc. In addition, Dr. Sidransky served as Director of the American Association for Cancer Research (AACR) from 2005 to 2008. Dr. Sidransky received a B.S. in Chemistry from Brandeis University and an M.D. from Baylor College of Medicine where he also completed his residency in Internal Medicine. We believe that Dr. Sidransky’s pioneering academic work, extensive medical and scientific knowledge and experience serving on public company boards of directors qualify him to serve on our board of directors.

Robert Spiegel, M.D., FACP has served as a member of our board of directors since December 2017. Since 2012, Dr. Spiegel has served as an Associate Professor at the Weill Cornell Medical School. In addition, Dr. Spiegel has served as a Senior Advisor to Warburg Pincus, a private equity firm, and an Advisor to the Israel Biotech Fund, a venture investment fund since 2010 and 2016, respectively. Prior to these positions, Dr. Spiegel served as Chief Medical Officer of PTC Therapeutics, Inc., a biopharmaceutical company, from March 2011 to April 2016. Prior to his time at PTC Therapeutics, Dr. Spiegel held various management positions at Schering-Plough Corporation, a global healthcare company, including as Chief Medical Officer and Senior Vice President of the Schering-Plough Research Institute, the pharmaceutical research arm of the Schering-Plough Corporation from 1998 to 2009. Dr. Spiegel is currently a member of the board of directors of Geron Corporation and Cyclacel Pharmaceuticals, Inc., biopharmaceutical company, since 2010 and 2018, respectively. Dr. Spiegel has previously served as a member of the board of directors for Sucampo Pharmaceuticals, Inc., a biopharmaceutical company, Edge Therapeutics, Inc., a biotechnology company, Avior Computing Corporation, a privately-held governance risk and compliance process technology company, Talon Therapeutics, Inc., a biopharmaceutical company, Capstone Therapeutics Corp., a biotechnology company, the Cancer Institute of New Jersey and Cancer Care New Jersey. Dr. Spiegel received a B.A. in 1971 from Yale University and an M.D. from the University of Pennsylvania in 1975. Following his residency in internal medicine, Dr. Spiegel completed a fellowship in medical oncology at the National Cancer Institute. We believe that Dr. Spiegel’s extensive medical and scientific knowledge as well as his experience in the life science industry qualifies him to serve on our board of directors.

Murray A. Goldberg has served as a member of our board of directors since December 2017. Mr. Goldberg held various management positions at Regeneron Pharmaceuticals, Inc., a biopharmaceutical company, from March 1995 to March 2015, including as Senior Vice President of Administration and Assistant Secretary from October 2013 to March 2015, as Chief Financial Officer and Senior Vice President, Finance and Administration and Assistant Secretary from March 1995 to October 2013 and as Treasurer from March 1995 to October 2012. Mr. Goldberg has been a member of the board of directors of Aerie Pharmaceuticals Inc., a biopharmaceutical company, since August 2013 and serves as the chairman of its audit committee. Mr. Goldberg has been a member of the board of directors of Teva Pharmaceuticals Industries Ltd. since July 2017. Mr. Goldberg received a B.S. in Engineering from New York University, a Master’s degree in International Economics from the London School of Economics and an M.B.A. from the University of Chicago. We believe that Mr. Goldberg is qualified to serve on our board of directors because of his broad financial, operational and transactional experience in the industry.

Todd Sone has served as a member of our board of directors since April 2018. Since December 2017, Mr. Sone has served as a partner at aMoon 2 Fund Limited Partnership, a healthtech and life-science venture capital firm. Prior to his time at aMoon, Mr. Sone served as a Managing Director at Signet Healthcare Partners, an investment fund that provides growth capital to commercial-stage life-science companies, from December 2009 to December 2017. Mr. Sone served on the board of directors of Arbor Pharmaceuticals, LLC, a biopharmaceutical company, Apicore US LLC, a biopharmaceutical company, Impopharma Inc., a biopharmaceutical company, and SMART Medical Systems Ltd., a medical device company. Mr. Sone received a B.Com (with High Distinction) from the University of Toronto and an M.B.A. from The Wharton School at the University of Pennsylvania with concentrations in healthcare management and finance. We believe that Mr. Sone’s extensive experience in the life-science industry qualifies him to serve on our board of directors.

Guy Harmelin, M.D. served as a member of our board from December 2017 until immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Since May 2017, Mr. Harmelin has led the Alternative Investments at Harel Insurance Investments & Financial Services Ltd, an investment company. Prior to his time at Harel, Dr. Harmelin was the Co-Founder, and served as the CEO, of RondinX Ltd., a microbiome drug target discovery company, from December 2015 to May 2017. Prior to his time at RondinX Ltd., Dr. Harmelin served as a Resident Physician at Tel Aviv Medical Center and as a principal at 7-Health Ventures, a Life Science Venture Capital Fund, from January 2010 to November 2015. Dr. Harmelin received his M.D. from the University of Florence, Italy, with summa cum laude honors. We believe that Mr. Harmelin is qualified to serve on our board of directors because of his broad financial, operational and transactional experience in the life science industry. Dr. Harmelin resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Board Composition and Election of Directors

Director Independence

Our board consists of five members following the resignation of Dr. Harmelin, which was effective immediately prior to the effectiveness of the registration statement relating to this offering. Our board of directors has determined that, of these five directors, David Sidransky, Robert Spiegel, Murray Goldberg and Todd Sone do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of The Nasdaq Stock Market LLC, or Nasdaq. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our restated certificate of incorporation that will go into effect upon the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Murray Goldberg and Robert Spiegel, and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be Roni Mamluk and Todd Sone, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III director will be David Sidransky, and his terms will expire at the third annual meeting of stockholders following this offering.

Our restated certificate of incorporation that will go into effect upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Our directors were elected to and currently serve on the board pursuant to a stockholders agreement among us and our existing stockholders. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” This agreement will terminate upon the closing of this offering, after which there will be no further contractual obligations regarding the election of our directors.

Board Leadership Structure

Our board of directors is currently chaired by David Sidransky, M.D. Our corporate governance guidelines provide that, if the chairman of the board is a member of management or does not otherwise qualify as independent, the independent directors of the board may elect a lead director. The lead director’s responsibilities would include, but would not be limited to: presiding over all meetings of the board of directors at which the chairman is not present, including any executive sessions of the independent directors; approving board meeting schedules and agendas; and acting as the liaison between the independent directors and the chief executive officer and chairman of the board. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through committee reports about such risks.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Each of the three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors. Each committee’s charter is available under the Corporate Governance section of our website at www.ayalapharma.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	meeting independently with our internal auditing staff, if any, registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by the Securities Exchange Commission, or SEC, rules.

The members of our audit committee are Robert Spiegel, Murray Goldberg and Todd Sone. Murray Goldberg serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable listing rules of Nasdaq, or the Nasdaq rules. Our board of directors has determined that Robert Spiegel and Murray Goldberg meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable Nasdaq rules. Our board of directors has determined that Murray Goldberg is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules. As allowed under the applicable rules and regulations of the SEC and the Nasdaq Rules, we intend to phase in compliance with the heightened audit committee independence requirements prior to the end of the one-year transition period.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

The compensation committee’s responsibilities include:

•	reviewing and approving, or recommending for approval by the board of directors, the compensation of our CEO and our other executive officers;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” to the extent required; and

•	preparing the annual compensation committee report required by SEC rules, to the extent required.

The members of our compensation committee are David Sidransky, Robert Spiegel and Todd Sone. David Sidransky serves as the chairperson of the committee. Our board of directors has determined that each of David Sidransky, Robert Spiegel and Todd Sone is independent under the applicable Nasdaq rules, including the Nasdaq rules specific to membership on the compensation committee, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become board members;

•	recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

•

developing and recommending to our board of directors corporate governance guidelines, and reviewing and recommending to our board of directors proposed changes to our corporate governance guidelines from time to time; and

•	overseeing a periodic evaluation of our board of directors.

The members of our nominating and corporate governance committee are David Sidransky, Murray Goldberg and Todd Sone. David Sidransky serves as the chairperson of the committee. Our board of directors has determined that David Sidransky, Murray Goldberg and Todd Sone are independent under the applicable Nasdaq rules.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is or has been our current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the fiscal year ended December 31, 2019.

Code of Ethics and Code of Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of business conduct and ethics is available under the Corporate Governance section of our website at www.ayalapharma.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq rules concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2019 Summary Compensation Table” below. In 2019, our “named executive officers” and their positions were as follows:

•	Roni Mamluk, Ph.D., Chief Executive Officer;

•	Yossi Maimon, CPA, M.B.A., Chief Financial Officer; and

•	Gary Gordon, M.D., Ph.D., Chief Medical Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2019 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2019.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Stock Awards ($)(5)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)(6)	All Other Compensation ($)	Total ($)
Roni Mamluk, Ph.D. Chief Executive Officer(2)	2019	248,784	—		307,447	—	56,940	84,843(7)	698,014
Yossi Maimon, C.P.A., M.B.A. Chief Financial Officer(3)	2019	217,103	—		—	357,776	74,571	78,278(7)	727,728
Gary Gordon, M.D., Ph.D. Chief Medical Officer(4)	2019	156,250	70,000	(8)	—	447,751	53,151	43,861(9)	771,013

(1)	Amounts reported for the named executive officer and paid in New Israeli Shekels are converted from New Israeli Shekels to U.S. dollars using an exchange rate of 3.5 New Israeli Shekels to 1 U.S. dollar.
(2)	Dr. Mamluk was employed on an 80% basis until October 1, 2019. Dr. Mamluk is based in Israel.
(3)	Mr. Maimon’s employment commenced on March 15, 2019. Mr. Maimon was employed on an 80% basis until July 20, 2019. Mr. Maimon is based in Israel.
(4)	Dr. Gordon’s employment commenced on August 1, 2019. Dr. Gordon is employed on an 80% basis and is based in the United States.
(5)	Amounts reflect the full grant-date fair value of stock awards and stock options granted during 2019 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards and option awards made to named executive officers in Note 9 to the consolidated financial statements included elsewhere in this prospectus.
(6)	Amounts reported represent annual bonuses paid based upon the achievement of our corporate objectives for 2019. Refer to “—Narrative Disclosure to Summary Compensation Table—2019 Bonuses” below for additional information.
(7)	Consists of contributions to Dr. Mamluk’s and Mr. Maimon’s severance funds, pension funds and educational funds, in each case, under Israeli law, and the use of a leased company car.
(8)	Amount represents a sign-on bonus paid to Dr. Gordon in connection with his commencement of employment with us.
(9)	Amount represents matching 401(k) contributions, travel allowance, cell phone use and reimbursement of certain other items relating to Dr. Gordon’s use of a home office.

Narrative Disclosure to Summary Compensation Table

The following describes material features of the compensation disclosed in the Summary Compensation Table.

2019 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The 2019 annual base salaries for our named executive officers were as follows (converted to U.S. dollars based on the exchange rate of 3.5 New Israeli Shekels to 1 U.S. dollar for each of Dr. Mamluk and Mr. Maimon):

Name	2019 Annual Base Salary ($)
Roni Mamluk	292,000
Yossi Maimon	274,285
Gary Gordon	375,000

In March 2019, Dr. Mamluk’s salary increased from $205,714 to $233,600. In October 2019, Dr. Mamluk’s salary increased to $292,000 coincident with her transition from 80% to full-time employment, and increased again on January 1, 2020 to $344,143. In July 2019, Mr. Maimon’s salary increased to $274,285 coincident with his transition from 80% to full-time employment.

2019 Bonuses

We offer our named executive officers the opportunity to earn annual performance bonuses to compensate them for attaining short-term corporate goals established by our board of directors. Our board of directors determines the amount of any annual performance bonus payment by multiplying the level of achievement of the applicable performance criteria by the named executive officer’s target bonus percentage and the named executive officer’s annual base salary. In addition, the board of directors retains discretion to adjust the bonus amounts upward or downward based on any factors that it determines are relevant. For 2019, performance bonuses were based on achieving certain clinical, development and corporate targets.

The 2019 target bonus amounts for our named executive officers, expressed as percentages of their respective annual base salaries, were 30% for Dr. Mamluk, 50% for Mr. Maimon and 40% for Dr. Gordon. Each of Dr. Mamluk’s, Mr. Maimon’s and Dr. Gordon’s bonuses for 2019 were prorated based on the length of their service and/or percentage of full-time employment with the Company. The actual annual cash bonuses awarded to each named executive officer for their 2019 performance are set forth above in the 2019 Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

Dr. Gordon was also awarded a signing bonus of $70,000, which was made payable immediately upon the commencement of his employment with the Company during 2019 but is subject to repayment in the event of certain terminations of employment as described below under “Executive Compensation Arrangements.”

Equity Compensation

In 2019, we granted to certain of our named executive officers options to purchase shares of our common stock and restricted stock as set forth below.

Named Executive Officer	2019 Stock Options Granted		2019 Restricted Stock Granted
Roni Mamluk	—		47,299	(1)
Yossi Maimon	79,960	(2)	—
Gary Gordon	95,000	(3)	—

(1)	The restricted stock vests quarterly over a period of four years from December 24, 2019 subject to continued service with the Company.
(2)	Consists of an option to purchase 9,460 shares that vests quarterly over a period of four years from December 24, 2019 subject to continued service with the Company and an option to purchase 70,500 shares that vests as to 25% of the underlying shares on March 15, 2020 and in equal quarterly installments over the following three years, subject to continued service with the Company.
(3)	The option vests as to 25% of the underlying shares on August 1, 2020 and in equal quarterly installments over the following three years, subject to continued service with the Company.

Each equity award was granted under our 2017 Stock Incentive Plan, and each option was granted with an exercise price equal to the fair market value of our common stock on the date of grant, as determined by the board of directors.

In addition, our board of directors has approved the grant of certain equity awards to our named executive officers to be made under our 2017 Stock Incentive Plan effective as of immediately prior to the effectiveness of the registration statement for our initial public offering. For Dr. Mamluk, in accordance with her employment agreement, our board of directors has approved the grant of an option to purchase 47,299 shares with an exercise price equal to the initial public offering price of our common stock and the grant of 47,299 shares of restricted stock, each of which vests as to 25% of the underlying shares on the first anniversary of the effective grant date and an additional 6.25% of the underlying shares quarterly thereafter, provided that the award will vest in full upon a Merger/Sale (as defined in the 2017 Plan), subject to continued service to the Company. For Mr. Maimon, our board of directors has approved a grant of 11,352 shares of restricted stock, which vests as to 6.25% of the underlying shares quarterly for a period of four years from the effective grant date, subject to continued service to the Company, provided that in the event Mr. Maimon’s employment is terminated without Cause or if he resigns for Good Reason (each, as defined the award agreement) on or within 12 months following a Merger/Sale, the award will vest in full.

Our 2017 Stock Incentive Plan facilitates the grant of equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We have adopted an amendment and restatement of the 2017 Stock Incentive Plan in connection with this offering. For additional information about the 2017 Stock Incentive Plan, refer to “—Incentive Compensation Plan” below.

Other Elements of Compensation

U.S. Retirement Plan

We maintain a 401(k) retirement savings plan for our U.S.-based employees, including Dr. Gordon, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. In 2019, we made a matching contribution of 100% of all employee contributions up to 6% of the employee’s base salary. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Benefits to Israeli Employees

We are obligated under labor laws in Israel to make regular deposits to funds administered by financial institutions for certain pension and severance liabilities on behalf of each of our Israeli employees, including our Israel-based named executive officers, subject to certain conditions. The amount of these contributions is based on the benefit obligation amount, which has not yet been deposited into an employee’s fund. We also make certain non-obligatory contributions to an education fund for our Israeli employees generally, including our Israel-based named executive officers.

Employee Benefits and Perquisites

During their employment, our U.S. named executive officers are eligible to participate in our employee benefit plans and programs, including medical and dental benefits, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans. We reimburse business expenses to our named executive officers on the same basis as other employees and also provide our named executive officers with the personal use of a leased company car and reimbursement of certain car-related expenses.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by us.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2019.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Roni Mamluk	02/01/2018(2)	35,332	35,333	5.10	02/01/2028
Roni Mamluk	12/24/2019(3)	—	—	—	—	47,299	307,477
Yossi Maimon	03/15/2019(4)	—	70,500	5.16	03/15/2029	—	—
Yossi Maimon	12/24/2019(5)	—	9,460	6.50	12/23/2029
Gary Gordon	09/19/2019(6)	—	95,000	5.16	09/19/2029	—	—

(1)	Calculated based on $6.50, the estimated per share fair value of our common stock as of December 31, 2019.
(2)	25% of the shares subject to the option vested on November 15, 2018, and the remainder vests in equal quarterly installments over the following three years, subject to continued service with the Company. The option is subject to full acceleration in the event of a Merger/Sale (as defined in the 2017 Stock Incentive Plan).
(3)	The restricted shares vest quarterly over four years from December 24, 2019, subject to continued service with the Company.
(4)	25% of the shares subject to the option vest on March 15, 2020, and the remainder vests in equal quarterly installments over the following three years, subject to continued service with the Company.
(5)	The shares subject to the option vest quarterly over four years from December 24, 2019, subject to continued service with the Company.
(6)	25% of the shares subject to the option vest on August 1, 2020, and the remainder vests in equal quarterly installments over the following three years, subject to continued service with the Company.

Executive Compensation Arrangements

Employment Agreement with Dr. Roni Mamluk

Pursuant to the terms of Dr. Mamluk’s employment agreement, effective as of November 30, 2017 and as amended on March 31, 2019, she is entitled to a monthly salary of NIS 68,133 for employment on an 80% basis, increased to NIS 85,166 upon her transition to full-time employment and is eligible to receive an annual target bonus of up to 30% of her base salary. Dr. Mamluk’s employment agreement also provided for an initial option to purchase 70,665 shares of the Company’s common stock. Dr. Mamluk’s employment agreement provides that the Company may terminate Dr. Mamluk’s employment without Cause with 90 days’ prior notice, or pay in lieu of such notice. Dr. Mamluk’s employment agreement also provides for her use of a leased company car and reimbursement of certain car-related expenses.

Pursuant to the applicable award agreement, Dr. Mamluk’s option award granted on February 1, 2018 will vest in full in the event the Company consummates a Merger/Sale (as defined in the 2017 Stock Incentive Plan).

Dr. Mamluk’s employment agreement also provides that immediately prior to an initial public offering of the Company, the Company will grant to her an additional option award covering 0.5% of the Company’s fully diluted shares outstanding and an additional restricted stock award covering 0.5% of the Company’s fully diluted shares outstanding. Refer to “—Narrative Disclosure to Summary Compensation Table—Equity Compensation” above for additional information regarding these awards.

Employment Agreement with Mr. Yossi Maimon

Pursuant to the terms of Mr. Maimon’s employment agreement, dated March 15, 2019, he is eligible to receive a monthly salary of NIS 64,000 for employment on an 80% basis, increased to NIS 80,000 upon his transition to full-time employment and is eligible to receive an annual target bonus of up to six times his monthly base salary. Mr. Maimon’s employment agreement also provided for an initial grant of an option to purchase 70,500 shares of the Company’s common stock. Mr. Maimon’s employment agreement provides that the Company may terminate Mr. Maimon’s employment without Cause with 60 days’ prior notice, or pay in lieu of such notice. Mr. Maimon’s employment agreement also provides for his use of a leased company car and reimbursement of certain car-related expenses or an equivalent monthly travel allowance in lieu of a lease car and payment for Mr. Maimon’s lunch on each business day.

Mr. Maimon’s employment agreement also provides that, in the event of an initial public offering of the Company, he is entitled to a one-time bonus payment equal to six times his monthly base salary as in effect prior to the closing of such initial public offering.

Employment Agreement with Dr. Gary Gordon

Pursuant to the terms of Dr. Gordon’s employment agreement, dated July 24, 2019, he is entitled to a base salary of $375,000 and is eligible to receive an annual target bonus of up to 40% of his base salary. Dr. Gordon’s employment agreement also provided for an initial option to purchase 95,000 shares of the Company’s common stock. Dr. Gordon received a one-time sign-on bonus of $70,000 pursuant to his employment agreement. In the event Dr. Gordon is terminated by the Company for Cause (as defined in his employment agreement) prior to the second anniversary of his start date or in the event Dr. Gordon resigns without Good Reason (as defined in his employment agreement) prior to the first anniversary of his start date, he will be obligated to repay the full amount of the sign-on bonus, and in the event Dr. Gordon resigns without Good Reason following the first anniversary of his start date but before the second anniversary of his start date, he will be obligated to repay a prorated portion of the sign-on bonus based on the length of his employment with the Company.

Dr. Gordon’s employment agreement provides that the Company may terminate Dr. Gordon’s employment without Cause with three months’ prior notice. In addition, pursuant to Dr. Gordon’s employment agreement, in the event that Dr. Gordon’s employment is terminated by the Company without Cause or by Dr. Gordon for Good Reason, he will be entitled to receive continued payment of his base salary for three to six months following the termination date based on the date and circumstances of such termination.

Dr. Gordon’s employment agreement also provides that in the event Dr. Gordon’s employment terminates prior to the end of fiscal year other than by the Company for Cause or by him without Good Reason, he will be eligible to receive his annual bonus based on actual achievement of the applicable performance goals, prorated based on the length of his employment during such year.

Employment Agreement Amendments

We have entered into employment agreement amendments with Mr. Maimon and Dr. Gordon and an amended and restated employment agreement with Dr. Mamluk, effective January 1, 2020. These agreements provide that if the named executive officer’s employment is terminated by the Company without Cause or the named executive offer resigns for Good Reason or Justified Reason (as applicable, and as defined in the applicable agreement), in each case, on or within 12 months following a Merger/Sale, then the named executive officer shall be entitled to receive a cash amount equal to the sum of his or her annual base salary and his or her target annual bonus for the year of termination, and accelerated vesting of all unvested equity awards then held by the named executive officer. In addition, the amendment with Mr. Maimon provides that he will be eligible for an annual target bonus of up to 40% of his annual salary.

Pursuant to Dr. Mamluk’s amended and restated employment agreement, Dr. Mamluk is entitled to a monthly salary of NIS 100,375 and is eligible to receive an annual target bonus of 40% of her base salary. The amended and restated agreement also provides for the grant of an option and restricted stock award in connection with the initial public offering on the same terms and conditions as under her prior employment as described above. Pursuant to the agreement, the Company may terminate Dr. Mamluk’s employment without cause with 90 days’ prior notice, or pay in lieu of such notice. Dr. Mamluk’s agreement also provides for her use of a leased company car and reimbursement of certain car-related expenses or an equivalent monthly travel allowance in lieu of a leased car and payment for lunch on each business day.

Director Compensation

Historically, we have not paid cash compensation to any of our non-employee directors for service on our board of directors and no such amounts were paid to our non-employee directors during 2019. Mr. Murray Goldberg and Dr. Robert Spiegel have each received awards of options under the 2017 Stock Incentive Plan for their board service; however, no such options were issued in 2019. According to each of their engagement agreements, each dated April 25, 2018, we granted to each of Mr. Goldberg and Dr. Spiegel options to purchase 17,500 shares of our common stock, which vest quarterly over two years subject to continued service. In addition, in the event either of Mr. Goldberg’s or Dr. Spiegel’s service is terminated by the Company other than for Cause (as defined in the 2017 Stock Incentive Plan), any unexercised and unvested options shall immediately accelerate and vest as of that termination date and will remain exercisable until up to the first anniversary of the termination date. The engagement agreements of Mr. Goldberg and Dr. Spiegel also require us to reimburse all reasonable out-of-pocket expenses incurred by Mr. Goldberg and Dr. Spiegel in performing their services for us.

The table below shows the aggregate numbers of option awards (exercisable and not exercisable) and unvested stock awards held as of December 31, 2019 by each of our non-employee directors.

Name	Options Outstanding at Fiscal Year End	Unvested Stock Awards Outstanding at Fiscal Year End
Murray A. Goldberg	17,500	—
Robert Spiegel, M.D., FACP.	17,500	—

Non-Employee Director Compensation Program

Effective on the effectiveness of the registration statement of which this prospectus forms a part, we adopted, and our stockholders approved, a compensation program for our non-employee directors, which will supersede in their entirety any prior arrangements with our non-employee directors. Under the non-employee director compensation program, each non-employee director will receive the following amounts for their services on our board of directors:

•	Upon the director’s initial election or appointment to our board of directors that occurs after our initial public offering,

•	an option to purchase 8,750 shares of our common stock for each director other than the chair of the board of directors;

•	an option to purchase 17,500 shares of our common stock for the chair of the board of directors;

•

If the director has served on our board of directors for at least six months as of the date of an annual meeting of stockholders and will continue to serve as a director immediately following such meeting,

•	an option to purchase 6,250 shares of our common stock for each director other than the chair of the board of directors;

•	an option to purchase 12,500 shares of our common stock for the chair of the board of directors;

•	An annual director fee of $25,000;

•	If the director serves as chair of the board of directors or on a committee of our board of directors, an additional annual fee as follows:

•	Chair of the board of directors: $20,000;

•	Chair of the audit committee: $10,000;

•	Audit committee member other than the chair, $5,000

•	Chair of the compensation committee, $10,000;

•	Compensation committee member other than the chair, $5,000;

•	Chair of the nominating and corporate governance committee, $10,000; and

•	Nominating and corporate governance committee member other than the chair, $5,000.

Director fees under the program will be payable in arrears in four equal quarterly installments not later than the fifteenth day following the final day of each calendar quarter, provided that the amount of each payment will be prorated for any portion of a quarter that a director is not serving on our board and no fee will be payable in respect of any period prior to the effective date of the registration statement of which this prospectus is a part.

Stock options granted to our non-employee directors under the program will have an exercise price equal to the fair market value of our common stock on the date of grant and will expire not later than ten years after the date of grant. The stock options granted upon a director’s initial election or appointment will vest in 36 substantially equal monthly installments following the date of grant. The stock options granted annually to directors will vest in a single installment on the earlier of the day before the next annual meeting or the first anniversary of the date of grant. In addition, all unvested stock options will vest in full upon the occurrence of a change in control.

Incentive Compensation Plan

We maintain the 2017 Stock Incentive Plan, pursuant to which we may grant equity and equity-based awards to our service providers, including our directors and named executive officers. We have adopted an amendment and restatement of the 2017 Stock Incentive Plan in connection with this offering. The following summarizes the material terms of our 2017 Stock Incentive Plan, as amended and restated in connection with this offering.

2017 Stock Incentive Plan

The 2017 Stock Incentive Plan was adopted by our board of directors in December 2017. The 2017 Stock Incentive Plan provides for the grant of awards to employees, directors, officers, consultants, advisors and any other person or entity who provides services to us, or to any of our affiliates. The amendment and restatement of the 2017 Stock Incentive Plan became effective immediately following the grant of the awards made to certain of our named executive offices in connection with this offering which became effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Authorized Shares. The maximum number of shares that may be issued pursuant to awards under the 2017 Stock Incentive Plan, as amended and restated, shall initially be 1,327,825. Such number of shares will be increased by an annual increase on the first day of each calendar year beginning on January 1, 2021 and ending on and including January 1, 2030, equal to the lesser of (i) 4% of the number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as determined by the board of directors. No more than 7,550,000 shares may be available for issuance pursuant to the exercise of incentive stock options. Any shares (i) underlying an award granted under the plan that has expired, or was canceled, terminated, forfeited or, repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised; (ii) tendered to pay the exercise price or tax withholding obligations of an award; or (iii) withheld to pay the exercise price or tax withholding obligations of an award will again be available for grant of awards.

Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the 2017 Stock Incentive Plan. Under the 2017 Stock Incentive Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2017 Stock Incentive Plan and any notices of grant or awards granted thereunder, designate eligible grantees of award grants, prescribe the forms of agreement for use under the 2017 Stock Incentive Plan, set the time or times at which an award will be granted, accelerate or amend the vesting schedule applicable to an award grant, adopt policies, guidelines, rules and regulations related to the administration of the 2017 Stock Incentive Plan, determine the fair market value applicable to the shares underlying each award, determine the applicable tax track for purposes of 102 awards, convert, cancel, substitute or suspend an award, or determine, modify or waive or supplement the terms of awards, including (i) the vesting schedule, acceleration thereof, and terms and conditions upon which an award may be exercised or become vested, (ii) the exercise price of an award, (iii) the method of payment for an award, (iv) the method for satisfying applicable tax withholding obligations in connection with the awards, (v) the time of the expiration of the award, and (vi) the effect of termination of employment.

Eligibility. The 2017 Stock Incentive Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”) or, for options and restricted stock awards granted to consultants, advisors, service providers or controlling shareholders of the Company, under Section 3(i) of the Ordinance. Our 2017 Stock Incentive Plan also provides for the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the United States Internal Revenue Code of 1986, as amended, or the Code, and options that do not so qualify.

Grant. All awards granted pursuant to the 2017 Stock Incentive Plan will be evidenced by a written or electronic notice of grant, in a form approved by the administrator in its sole discretion. The notice of grant will set forth the terms and conditions of the award grant. Each award will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator and stated accordingly in the notice of grant.

Awards. The 2017 Stock Incentive Plan provides for the grant of stock options, restricted stock, restricted stock units, or RSUs, or other share or share-based awards.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. The administrator will determine the number of shares covered by each option, the exercise price of each option and the conditions and limitations applicable to the exercise of each option. The exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders). The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•

Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. The terms and conditions applicable to restricted stock and RSUs will be determined by the administrator, subject to the conditions and limitations contained in the 2017 Stock Incentive Plan.

•

Other Share or Share-Based Awards. The administrator may grant other awards pursuant to which shares, cash or a combination thereof may be received, including stock appreciation rights, or awards denominated in stock units, including units valued on the basis of measures other than market value.

Transferability. Other than by will, the laws of descent and distribution or as otherwise determined by the administrator or provided under the 2017 Stock Incentive Plan, neither the award nor any right in connection with such awards are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment with the company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise provided by the administrator. After such three month period, all unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2017 Stock Incentive Plan.

In the event of termination of a grantee’s employment or service with the company or any of its affiliates due to such grantee’s death or permanent disability, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of death or permanent disability or which are vested but not then exercised within the twelve month period following such date, will terminate and the shares covered by such award shall again be available for issuance under the 2017 Stock Incentive Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with the company or any of its affiliates is terminated for “cause” (as defined in the 2017 Stock Incentive Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2017 Stock Incentive Plan.

Transactions. In the event of a division or subdivision of our outstanding capital stock, any distribution of bonus shares, consolidation or combination of our capital stock, reclassification of our common stock, a merger, or a reorganization (including combinations or exchanges or shares, spin-off or other divestitures or divisions), the administrator shall make an appropriate adjustment in the number of shares related to each outstanding award and to the number of shares reserved for issuance under the 2017 Stock Incentive Plan, to the class and kind of shares subject to the 2017 Stock Incentive Plan, the exercise price per share of each outstanding award, and the terms and conditions concerning vesting and exercisability, duration and term of outstanding awards.

In the event of a sale of all or substantially all of our assets or stock, a merger (including a consolidation, amalgamation or like transaction), a scheme for effecting any of the foregoing, approval by the stockholders of a complete dissolution or liquidation of the company, or any other such transaction or set of circumstances that the board determines is similarly applicable, the awards outstanding at such time will be assumed or substituted, unless otherwise determined by the administrator. If the awards outstanding are not assumed or substituted, the administrator may, in its sole discretion, provide the grantee a right to exercise its awards under such terms and conditions as determined by the administrator, or cancel each outstanding award and determine if and to what extent payment shall be made to the grantee.

Provisions Relating to Director Compensation. The 2017 Stock Incentive Plan provides that the administrator may establish compensation for non-employee directors from time to time subject to the plan’s limitations. Our board of directors and stockholders have approved a compensation program for our non-employee directors, which is described above under the heading “Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value of any equity awards granted under the 2017 Stock Incentive Plan as compensation for services as a non-employee director during any fiscal year may not exceed $600,000, increased to $900,000 in 2020 or in the fiscal year of the non-employee director’s initial service. The administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the administrator may determine in its discretion, subject to the limitations in the 2017 Stock Incentive Plan.

Plan Amendment. Our board of directors may amend, suspend, terminate or modify the 2017 Stock Incentive Plan at any time. However, stockholder approval should be obtained for any amendment that increases the maximum aggregate number or changes the class of persons eligible to receive shares under the 2017 Stock Incentive Plan, or changes the 2017 Stock Incentive Plan in any manner that would otherwise require stockholder approval under the law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2017 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Preferred Stock Financings

Series A Preferred Shares

On December 13, 2017, we issued and sold to investors 2,092,309 shares of our Series A preferred stock at a purchase price of $6.50 per share, for an aggregate consideration of approximately $13.6 million. On March 22, 2018, we issued and sold to investors an additional 461,540 shares of our Series A preferred stock at a purchase price of $6.50 per share, for an aggregate consideration of approximately $3.0 million.

Series B Preferred Shares

On December 19, 2018, we issued and sold to investors 3,097,343 shares of our Series B preferred stock at a purchase price of $7.91 per share, for an aggregate consideration of approximately $24.5 million. On February 18, 2019, we issued and sold to investors an additional 151,179 shares of our Series B preferred stock at a purchase price of $7.91 per share, for an aggregate consideration of approximately $1.2 million. On May 30, 2019, we issued and sold to investors an additional 502,152 shares of our Series B preferred stock at a purchase price of $7.91 per share, for an aggregate consideration of approximately $4.0 million.

The following table sets forth the aggregate number of shares of our capital stock acquired by beneficial owners of more than 5% of our capital stock in the financing transactions described above. Each share of our Series A preferred stock and Series B preferred stock identified in the following table will convert into 0.5 shares of common stock immediately prior to the closing of this offering.

	Series A	Series B
Participants	Preferred Stock	Preferred Stock
5% or Greater Stockholders(1)
Israel Biotech Fund I, L.P.	738,462	423,514
aMoon 2 Fund Limited Partnership	738,462	1,017,848
Harel Insurance Company Ltd.	615,385	423,514
Bristol-Myers Squibb Company	1,125,929	—
Novartis Institutes for BioMedical Research, Inc.	—	1,264,222

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”

Some of our directors are associated with our principal stockholders as indicated in the table below:

Director	Principal Stockholder
David Sidransky	Israel Biotech Fund I, L.P.
Todd Sone	aMoon 2 Fund Limited Partnership
Guy Harmelin	Harel Insurance Company Ltd.
Murray Goldberg	Israel Biotech Fund I, L.P.
Robert Spiegel	Israel Biotech Fund I, L.P.

Investors’ Rights Agreement

We entered into an Amended and Restated Investor Rights Agreement in December 2018 with the holders of our preferred stock, including entities with which certain of our directors are related. The agreement provides for certain rights relating to the registration of such holders’ common stock, including shares issuable upon conversion of preferred stock, and a right of first refusal to purchase future securities sold by us. See “Description of Capital Stock—Registration Rights” for additional information.

Stockholders Agreement

We entered into an Amended and Restated Stockholders Agreement by and among us and certain of our stockholders, pursuant to which the following directors were elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Dr. Robert Spiegel, Mr. Murray Goldberg, Dr. Guy Harmelin, Dr. David Sidransky, Mr. Todd Sone, and Roni Mamluk, Ph.D. Roni Mamluk, Ph.D. was selected to serve on our board of directors in her capacity as our chief executive officer. Dr. Sidransky was initially selected to serve on our board of directors as representative of holders of our preferred stock, as designated by Israel Biotech Fund I, L.P. Mr. Goldberg and Dr. Spiegel were initially selected to serve on our board of directors as industry expert directors, as designated by Israel Biotech Fund I, L.P. Mr. Sone was initially selected to serve on our board of directors as representative of holders of our preferred stock, as designated by aMoon 2 Fund Limited Partnership. Dr. Harmelin was initially selected to serve on our board of directors as representative of holders of our preferred stock, as designated by Harel Insurance Company Ltd.

The stockholders agreement will terminate immediately prior to the consummation of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by the holders of our common stock. The composition of our board of directors after this offering is described in more detail under “Management—Board Composition and Election of Directors.”

Employment Agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive and Director Compensation — Executive Compensation Arrangements.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors as more fully described in the section entitled “Executive and Director Compensation.”

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s-length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of March 31, 2020 by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on 8,779,944 shares of common stock outstanding as of March 31, 2020, assuming the conversion of all outstanding shares of our preferred stock into common stock. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of March 31, 2020 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is Oppenheimer 4, Rehovot 7670104, Israel. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

The following table does not reflect any potential purchases by our executive officers, directors, their affiliated entities or holders of more than 5% of our common stock in this offering or any equity awards granted to our executive officers or directors contingent on this offering. If any shares are purchased by and to the extent any such equity awards have been granted to these persons or entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from the amounts set forth in the following table.

	Shares of common stock beneficially owned	Percentage of common stock beneficially owned
		Before this offering	After this offering
Name of Beneficial Owner
5% or Greater Stockholders
Israel Biotech Fund I, L.P.(1)	3,090,119	35.2%	24.8%
aMoon 2 Fund Limited Partnership(2)	2,191,473	25.0	17.6
Harel Insurance Company Ltd.(3)	1,613,834	18.4	13.0
Bristol-Myers Squibb Company(4)	562,964	6.4	4.5
Novartis Institutes for BioMedical Research, Inc.(5)	632,111	7.2	5.1

Named Executive Officers and Directors
Roni Mamluk, Ph.D.(6)	162,130	1.8	1.3
Yossi Maimon, CPA, M.B.A.(7)	18,216	*	*
Gary Gordon, M.D., Ph.D.	—	—	—
David Sidransky, M.D.(1)	—	—	—
Robert Spiegel, M.D., FACP(1)(8)	18,281	*	*
Murray A. Goldberg(1)(9)	18,281	*	*
Todd Sone(2)	—	—	—
Guy Harmelin, M.D.(3)	—	—	—
All executive officers and directors as a group (8 persons)(10)	216,908	2.5	1.7

*	Less than 1%.
(1)	Consists of 2,509,131 shares of common stock and 580,988 shares of common stock issuable upon conversion of shares of convertible preferred stock held by Israel Biotech Fund I, L.P. (“IBF I”). Israel Biotech Fund GP Partners, L.P. (“IBF”) is the sole general partner of IBF I. I.B.F. Management, Ltd. (“IBF Management”) is the sole general partner of IBF. IBF and IBF Management may be deemed to have sole voting and dispositive power with respect to the common stock and preferred stock held by IBF I. Dr. Robert Spiegel, a member of our board of directors and an advisor to IBF, Mr. Murray Goldberg, a member of our board of directors and an advisor to IBF, and Dr. David Sidransky, the chairman of our board of directors managing partner of IBF and director of IBF Management, disclaim beneficial ownership over such shares, except to the extent of their pecuniary interest therein (as limited partners of IBF I and IBF). The address of IBF I, IBF and IBF Management is Ruhrberg Science Center, Bell Entrance, 4th Floor, 3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel.
(2)	Consists of 1,313,318 shares of common stock and 878,155 shares of common stock issuable upon conversion of shares of convertible preferred stock held by aMoon 2 Fund Limited Partnership (“aMoon”). aMoon 2 Fund G.P. Limited Partnership (“aMoon G.P.”) is the sole general partner of aMoon. aMoon General Partner Ltd. (“aMoon Ltd.”) is the sole general partner of aMoon G.P. Mr. Yair C. Schindel is the sole shareholder of aMoon Ltd. Thus, aMoon G.P., aMoon Ltd. and Mr. Yair C. Schindel may be deemed to have sole voting and dispositive power with respect to the common stock and preferred stock held by aMoon. Todd Sone, a member of our board of directors and a partner in aMoon, disclaims beneficial ownership over such shares, except to the extent of his pecuniary interest therein. The address of aMoon is 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.
(3)	Consists of 1,094,385 shares of common stock and 519,449 shares of common stock issuable upon conversion of shares of convertible preferred stock held by Harel Insurance Company Ltd. (“Harel”), a subsidiary of Harel Insurance Investments & Financial Services Ltd. Dr. Guy Harmelin, who resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, and Vice President of Alternative Investments at Harel Insurance Investments & Financial Services Ltd., disclaims beneficial ownership over such shares, except to the extent of his pecuniary interest therein. Harel Insurance Investments & Financial Services Ltd. is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Harel is 3 Abba Hillel Rd. Ramat Gan, Israel.
(4)	Consists of 562,964 shares of common stock issuable upon conversion of shares of convertible preferred stock held by Bristol-Myers Squibb Company (“BMS”). The address of BMS is P.O. Box 4000, Route 206 & Province Line Road, Princeton, New Jersey 08543 USA.
(5)	Consists of 632,111 shares of common stock issuable upon conversion of shares of convertible preferred stock held by Novartis Institutes for BioMedical Research, Inc. (“NIBR”). The address of NIBR is 250 Massachusetts Avenue Cambridge, Massachusetts 02139 USA.
(6)	Includes 44,166 shares of common stock underlying options which are exercisable within 60 days of March 31, 2020.
(7)	Includes 18,216 shares of common stock underlying options which are exercisable within 60 days of March 31, 2020.
(8)	Includes 18,281 shares of common stock underlying options which are exercisable within 60 days of March 31, 2020.
(9)	Includes 18,281 shares of common stock underlying options which are exercisable within 60 days of March 31, 2020.
(10)	Includes 98,944 shares of common stock underlying options which are exercisable within 60 days of March 31, 2020.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our restated certificate of incorporation and restated bylaws that will become effective upon the closing of this offering, the amended and restated investors’ rights agreement and of the General Corporation Law of the State of Delaware. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation, restated bylaws and the amended and restated investors’ rights agreement, copies of which have been or will be filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the General Corporation Law of the State of Delaware. The description of our common stock and preferred stock reflects changes to our capital structure that will occur in connection with the closing of this offering.

Following the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

As of March 31, 2020, there were 4,998,874 shares of our common stock outstanding held of record by 5 stockholders, 3,679,778 shares of Series A Preferred Stock held of record by 13 stockholders, and 3,750,674 shares of Series B Preferred Stock held of record by 13 stockholders.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our restated certificate of incorporation and restated bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our restated certificate of incorporation. See below under “—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Amendment of Charter Provisions.” Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of March 31, 2020, options to purchase 652,187 shares of our common stock were outstanding under our 2017 Plan. Additionally, 47,299 shares of common stock issuable upon the exercise of stock options were granted in connection with this offering under the 2017 Plan, to certain of our executive officers and employees, at an exercise price per share equal to the initial public offering price in this offering.

Registration Rights

Holders of 8,636,431 shares of our common stock are entitled to certain rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to an amended and restated investors’ rights agreement by and among us and certain of our stockholders, until the rights otherwise terminate pursuant to the terms of the investors’ rights agreement. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Form S-1 Registration Rights

If at any time after six months after the closing date of this offering, the holders of at least 30% of the registrable securities then outstanding request in writing that we effect a registration with respect to at least 30% of the registrable securities then outstanding, having an anticipated aggregate offering amount, net of expenses, of at least $10,000,000, we may be required to register their shares. We are obligated to effect at most two registrations in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If, at any time after we become entitled under the Securities Act to register our shares on a registration statement on Form S-3, the holders of at least 20% of the registrable securities then outstanding request in writing that we effect a registration with respect to all or part of such registrable securities then outstanding and having an anticipated aggregate offering amount, net of expenses, of at least $3,000,000, we will be required to effect such registration.

Expenses and Indemnification

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling securityholders and blue sky fees and expenses. Additionally, we have agreed to indemnify selling stockholders for damages, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement of a material fact contained in any registration statement, an omission or alleged omission to state a material fact in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by the indemnifying party of securities laws, subject to certain exceptions.

Termination of Registration Rights

The registration rights terminate upon the earlier of the date that is five years after the closing of this offering, such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holders’ shares without limitation during a three-month period without registration and the closing of a deemed liquidation event, as defined in the investors’ rights agreement.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition and Election of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Under our restated certificate of incorporation, this exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or the rules and regulations thereunder. Our restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. It is possible that a court of law could rule that either or both of the choice of forum provisions contained in our restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Stock Exchange Listing

Our common stock has been approved for listing on The Nasdaq Global Market under the symbol “AYLA.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of 12,446,611 shares of common stock, assuming the issuance of 3,666,667 shares of common stock offered by us in this offering, the automatic conversion of all outstanding shares of our preferred stock into 3,715,222 shares of our common stock and no exercise of options after March 31, 2020. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining 8,779,944 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately 8,779,994 shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

In addition, of the 652,187 shares of our common stock that were subject to stock options outstanding as of March 31, 2020, options to purchase 199,716 shares of common stock were vested as of March 31, 2020 and, upon exercise, these shares will be eligible for sale subject to the lock–up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

We and each of our directors and executive officers and holders of all of our outstanding capital stock, or securities convertible into or exchangeable for shares of our common stock, have agreed that, without the prior written consent of Citigroup Global Markets Inc. and Jefferies LLC, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 124,466 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of 8,636,431 shares of common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our preferred stock upon the closing of this offering, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates, applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates, applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of such stock proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Citigroup Global Markets Inc. and Jefferies LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	1,466,668
Jefferies LLC	1,466,667
Oppenheimer & Co. Inc.	366,666
Raymond James & Associates, Inc.	366,666

Total	3,666,667

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option to purchase additional shares of our common stock described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.63 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares at the public offering price less the underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We and each of our directors, executive officers and holders of all of our outstanding shares of common stock, or securities convertible into or exchangeable for shares of our common stock have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Jefferies LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

The restrictions described above do not apply to our officers, directors and other existing stockholders, subject to certain restrictions, with respect to:

•	transfers of shares of common stock or other securities acquired in this offering or in open market transactions on or after the completion of this offering;

•	bona fide gifts or charitable contributions;

•	transfers to a trust for the direct or indirect benefit of the officer, director or other existing stockholder or the immediate family of such person, including by will or intestate succession;

•

distributions or other transfers by a partnership to its partners or by a limited liability company to its members or by a corporation to its stockholders or to any wholly-owned subsidiary of such corporation;

•	transfers to an affiliate of the officer, director or other existing stockholder, including investment funds or other entities under common control or management that are affiliates of such person;

•	transfers to us in connection with the termination of employment with us or pursuant to agreements under which we have the option to repurchase such shares;

•	the exercise of any option to purchase shares of common stock pursuant to our stock incentive plans or stock purchase plans described in this prospectus;

•	the conversion of outstanding preferred stock into shares of common stock, provided that any such shares received upon such conversion shall be subject to the restrictions on transfer set forth above;

•	transfers by operation of law pursuant to a court order or a settlement agreement related to the distribution of assets in connection with the dissolution of a marriage or civil union;

•	transfers to us to cover tax withholdings upon a vesting event of any equity award granted under our stock incentive plans or stock purchase plans described in this prospectus;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock, provided that such plan does not provide for any transfers or dispositions during the restricted period; and

•

transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all of our stockholders involving a change of control that has been approved by our board of directors.

The restrictions described above do not apply to us, subject to certain restrictions, with respect to:

•	the issuance and sale of shares of common stock in this offering;

•	the issuance and sale of shares of common stock pursuant to our employee stock option plans, stock ownership plans or dividend reinvestment plans described in this prospectus;

•	the issuance shares of common stock upon the conversion of securities or the exercise of warrants outstanding as of the date of this prospectus;

•

the issuance and sale of shares of common stock pursuant to one or more registration statements on Form S-8 relating to our employee stock option plans, stock ownership plans or dividend reinvestment plans described in this prospectus; and

•

the issuance of shares of common stock in connection with a merger, joint venture, strategic alliance, commercial or other collaborative transaction, or the acquisition or license of the business, property, technology or other assets of another individual or entity, or the assumption of an employee benefit plan in connection with such a merger or acquisition, provided that the aggregate number of shares of common stock issued does not exceed 5.0% of the total outstanding shares of common stock immediately following the issuance.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Our common stock has been approved for listing on The Nasdaq Global Market under the symbol “AYLA.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No Exercise	Full Exercise
Per share	$1.05	$1.05
Total	$3,850,000.35	$4,427,500.35

We estimate that our portion of the total expenses of this offering will be approximately $2.1 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $35,000.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the option to purchase additional shares of our common stock, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares of our common stock.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares of our common stock.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares of our common stock or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares of our common stock. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares of our common stock.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in Canada

The shares of our common stock offered in this prospectus may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area and United Kingdom

In relation to each member state of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of the shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

This prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Israel

The shares offered by this prospectus have not been approved or disapproved by the Israel Securities Authority, or ISA, nor have such shares been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares being offered.

This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the shares may be directed only at investors listed in the first addendum to the Israeli Securities Law, or the Addendum, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification: Solely for the purposes of our obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements of Ayala Pharmaceuticals, Inc. at December 31, 2018 and 2019, and for the years then ended, appearing in this prospectus and registration statement have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Securities and Exchange Commission maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

We also maintain a website at www.ayalapharma.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

AYALA PHARMACEUTICALS, INC.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

AYALA PHARMACEUTICALS, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ayala Pharmaceuticals, Inc. (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2019 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1e to the consolidated financial statements, the Company has suffered recurring losses from operations, has a negative cash-flow from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1e. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audit we are required to obtain an understanding of internal controls over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 6, 2020, except for Note 13, which is as of May 4, 2020	A Member of Ernst & Young Global

We have served as the Company’s auditor since 2017.

AYALA PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31, 2018	December 31, 2019	Pro Forma December 31, 2019 (unaudited)
Assets
Current assets:
Cash and cash equivalents	$26,097	$16,725	$16,725
Short-term restricted bank deposits	167	83	83
Trade receivables	—	469	469
Prepaid expenses and other current assets	588	417	417

Total current assets	26,852	17,694	17,694

Long-term assets:
Other assets	32	283	283
Deferred offering costs	—	656	656
Property and equipment, net	241	1,421	1,421

Total long-term assets	273	2,360	2,360

Total assets	$27,125	$20,054	$20,054

Liabilities, convertible preferred stock, and stockholders’ deficit:

Current liabilities:
Trade payables	$951	$2,922	$2,922
Other Accounts payables	1,823	2,380	2,380

Total current liabilities	2,774	5,302	5,302

Long-term liabilities:
Long-term rent liability	—	$299	$299

Total long-term liabilities	$—	$299	$299

Convertible preferred stock, $0.01 par value per share:
Series A Preferred Stock of $0.01 par value per share; 3,700,000 shares authorized at December 31, 2018 and 2019; 3,679,778 issued and outstanding shares at December 31, 2018 and 2019; aggregate liquidation preference value of $23,919 at December 31, 2018 and 2019	23,823	23,823	—
Series B Preferred Stock of $0.01 par value per share; 4,500,000 shares authorized at December 31, 2018 and 2019; 3,097,343 and 3,750,674 issued and outstanding shares at December 31, 2018 and 2019, respectively; aggregate liquidation preference value of $24,500 and $29,668 at December 31, 2018 and 2019, respectively	22,387	29,550	—

Total convertible preferred stock	46,210	53,373	—

Stockholders’ (deficit) equity:
Common Stock of $0.01 par value per share; 20,000,000 shares authorized at December 31, 2018 and 2019; 5,004,374 and 5,064,722 shares issued at December 31, 2018 and 2019, respectively; 4,959,667 and 4,998,874 shares outstanding at December 31, 2018 and 2019, respectively	$50	$51	$88
Additional paid-in capital	1,040	1,770	55,106
Accumulated deficit	(22,949)	(40,741)	(40,741)

Total stockholders’ (deficit) equity	(21,859)	(38,920)	14,453

Total liabilities, convertible preferred stock, and stockholders’ (deficit) equity	$27,125	$20,054	$20,054

The accompanying notes are an integral part of the consolidated financial statements.

AYALA PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except shares and per shares data)

	Year ended December 31, 2018	Year ended December 31, 2019
Revenue from license agreement	—	2,334
Cost of revenue	—	(1,285)

Gross profit	—	1,049
Research and development	$5,741	$14,424
General and administrative	3,294	4,336

Operating loss	(9,035)	(17,711)
Financial income, net	448	225

Loss before income tax	(8,587)	(17,486)
Taxes on income	(286)	(306)

Net loss attributable to common stockholders	$(8,873)	$(17,792)

Net loss per share attributable to common stockholders, basic	$(1.80)	$(3.57)

Weighted average common shares outstanding, basic	4,935,897	4,979,606

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	$(1.31)	$(2.07)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)	6,771,411	8,580,349

The accompanying notes are an integral part of the consolidated financial statements.

AYALA PHARMACEUTICALS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

U.S. dollars in thousands (except share amounts)

	Convertible Preferred Stock
	Series A Preferred Stock		Receipts on account of Series A Preferred Stock	Series B Preferred Stock		Receivables on account of Series B Preferred Stock	Total Amount	Common Stock		Additional paid-in capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number	Amount		Number	Amount			Number	Amount
Balance as of December 31, 2017	2,092,309	$13,583	$6,835	—	$—	$—	$20,418	4,916,834	$49	$(49)	$(13,592)	$(13,592)
Issuance of Series A Preferred Stock, net	1,513,045	9,756	(6,835)	—	—	—	2,921	—	—	—	—	—
Issuance of Series A Preferred Stock on account of anti-dilution	74,424	484	—	—	—	—	484	—	—	—	(484)	(484)
Issuance of Series B Preferred Stock, net	—	—	—	3,097,343	24,387	(2,000)	22,387	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	4,375	*	22	—	22
Share based compensation	—	—	—	—	—	—	—	38,458	1	1,067	—	1,068
Net loss	—	—	—	—	—	—	—	—	—	—	(8,873)	(8,873)

Balance as of December 31, 2018	3,679,778	$23,823	$—	3,097,343	$24,387	$(2,000)	46,210	4,959,667	$50	$1,040	$(22,949)	$(21,859)

Issuance of Series B Preferred Stock, net	—	—	—	653,331	5,163	2,000	7,163	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	750	*	4	—	4
Share based compensation	—	—	—	—	—	—	—	38,457	1	726	—	727
Net loss	—	—	—	—	—	—	—	—	—	—	(17,792)	(17,792)
Balance as of December 31, 2019	3,679,778	$23,823	$—	3,750,674	$29,550	$—	$53,373	4,998,874	$51	$1,770	$(40,741)	$(38,920)

*	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

AYALA PHARMACEUTICALS, INC.

STATEMENTS OF CONSOLIDATED CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31, 2018	Year Ended December 31, 2019
Cash flows from operating activities:
Net loss	$(8,873)	$(17,792)
Adjustments to reconcile net loss to net cash used in operating activities:
Revaluation of anti-dilution right	(458)	—
Shared based compensation	1,068	727
Depreciation	49	150
(Increase) decrease in prepaid expenses and other current assets	(537)	171
Increase in trade receivables	—	(469)
Increase in trade payable	818	1,935
Increase in long term rent liability	—	299
Increase in other accounts payable	1,562	29

Net cash used in operating activities	(6,371)	(14,950)

Cash flows from investing activities:
Investment in long-term deposits	(29)	(251)
Purchase of property and equipment	(221)	(1,330)

Net cash used in investing activities	(250)	(1,581)

Cash flows from financing activities:
Exercise of stock options	22	4
Issuance of convertible preferred stock, net	25,398	7,071

Net cash provided by financing activities	25,420	7,075

Increase in cash and cash equivalents and short-term restricted bank deposits	18,799	(9,456)
Cash and cash equivalents and short-term restricted bank deposits at beginning of the year	7,465	26,264

Cash and cash equivalents and short-term restricted bank deposits at end of the year	$26,264	16,608

Supplemental disclosure of non-cash financing activities
Non-cash Series B Preferred Stock issuance costs	$92	—

Non-cash deferred offering costs	$—	656

Issuance of Series A Preferred Stock in consideration for anti-dilution right	$484	—

Supplemental disclosures of cash flow information:
Cash received for interest	$46	378

Cash paid for income taxes	$(25)	(169)

The accompanying notes are an integral part of the consolidated financial statements.

1. General

a) Ayala Pharmaceuticals, Inc. (the “Company”) was incorporated in November 2017. The Company is a clinical stage oncology company dedicated to developing and commercializing small molecule therapeutics for patients suffering from rare and aggressive cancers, primarily in genetically defined patient populations. The Company’s current portfolio of product candidates, AL101 and AL102, target the aberrant activation of the Notch pathway with gamma secretase inhibitors.

b) In 2017, the Company entered into an exclusive worldwide license agreement with respect to AL101 and AL102. See Note 5.

c) The Company’s lead product candidates, AL101 and AL102, have completed preclinical and Phase 1 studies. A Phase 2 trial (ACCURACY) for AL101 in patients with recurrent/metastatic adenoid cystic carcinoma (“R/M ACC”) bearing Notch-activating mutations is ongoing.

d) The Company has a wholly-owned Israeli subsidiary, Ayala-Oncology Israel Ltd. (the “Subsidiary”), which was incorporated in November 2017.

e) The Company has incurred an accumulated deficit of approximately $40.7 million as of December 31, 2019 and incurred recurring operating losses and negative cash flows from operating activities since inception. As of December 31, 2019, the Company’s total stockholders’ deficit amounted to approximately $38.9 million.

During the year ended December 31, 2019, the Company incurred operating losses of approximately $17.8 million, and its negative cash flow from operating activities was approximately $15.0 million. The Company will be required to identify additional liquidity resources in the near term in order to support its research and development and clinical trials activities.

As of December 31, 2019, the Company’s cash and cash equivalents and short-term restricted bank deposits totaled approximately $16.6 million. The Company’s current operating plan includes various assumptions concerning the level and timing of cash outflows for operating activities. The Company’s ability to successfully carry out its business plan is primarily dependent upon its ability to (1) obtain sufficient additional capital, (2) enter into license agreements to use or commercialize its products and (3) receive other sources of funding. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The audited consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

f) The Company is subject to risks common to companies in the biopharmaceutical development industry. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained, that any products developed will obtain required regulatory approval or that any approved products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant product sales. The Company operates in an environment of rapid technological change and substantial competition from pharmaceutical and biotechnology companies.

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The significant accounting policies followed in the preparation of the consolidated financial statements, are as follows:

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements. Actual results could differ from those estimates.

Consolidated Financial Statements in U.S. Dollars

A substantial portion of the Company’s financing activities, including equity transactions and cash investments, are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

A subsidiary’s functional currency is the currency of the primary economic environment in which the subsidiary operates; normally, that is the currency of the environment in which a subsidiary primarily generates and expends cash. In making the determination of the appropriate functional currency for a subsidiary, the Company considers cash flow indicators, local market indicators, financing indicators and the subsidiary’s relationship with both the parent company and other subsidiaries. For subsidiaries that are primarily a direct and integral component or extension of the parent entity’s operations, the U.S. dollar is the functional currency.

The Company has determined the functional currency of its foreign subsidiary is the U.S. Dollar. The foreign operation is considered a direct and integral part or extension of the Company’s operations. The day-to-day operations of the foreign subsidiary are dependent on the economic environment of the U.S. Dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with Statement of the Accounting Standard Codification (“ACS”) No. 830 “Foreign Currency Matters” (“ASC No. 830”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Subsidiary. Intercompany balances and transactions have been eliminated upon consolidation.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid certificates of deposits with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market accounts and are stated at fair value. Restricted cash consists of a money market account that serves as collateral for a credit card agreement and lease agreements at one of the Company’s financial institutions.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, at the following annual rates:

Computers and software	33%
Lab equipment	15%
Office furniture and equipment	7%

Leasehold improvements are amortized on a straight-line basis over the shorter of the assets’ estimated useful life or the remaining term of the lease. Maintenance and repair costs are expensed as incurred.

Impairment of Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist and the undiscounted future cash flows that the assets are expected to generate are less than the carrying value of the assets, the Company reduces the carrying amount of the assets through an impairment charge, to their estimated fair values. During the years ended December 31, 2018 and 2019, no impairment indicators have been identified.

Accrued Post-Employment Benefit

Under Israeli employment laws, employees of the Company are included under Section 14 of the Severance Compensation Act, 1963 (“Section 14”) for a portion of their salaries. According to Section 14, these employees are entitled to monthly payments made by the Company on their behalf with insurance companies.

Payments in accordance with Section 14 release the Company from any future severance payments with respect to those employees. The obligation to make the monthly deposits is expensed as incurred. In addition, the aforementioned deposits are not recorded as an asset in the consolidated balance sheet, and there is no liability recorded as the Company does not have a future obligation to make any additional payments. Severance costs amounted to approximately $0.1 million and $0.2 million for the year ended December 31, 2018 and 2019, respectively.

The Company maintains a 401(k) retirement savings plan for its U.S. employees. Each eligible employee may elect to contribute a portion of the employee’s compensation to the plan. As of December 31, 2018 and 2019, the Company has matched 100% of all employee contributions, up to 6% of the employee’s base salary.

Fair Value of Financial Instruments:

The Company measures and discloses the fair value of financial assets and liabilities in accordance with ASC Topic 820, “Fair Value Measurement.” Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:    Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:    Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3:    Unobservable inputs are used when little or no market data are available.

Research and Development

Research and development costs are expensed as incurred. Research and development costs include payroll and personnel expenses, consulting costs, external contract research and development expenses, raw materials, drug product manufacturing costs, and allocated overhead including depreciation and amortization, rent, and utilities. Research and development costs that are paid in advance of performance are capitalized as a prepaid expense and amortized over the service period as the services are provided.

Acquired In-Process Research and Development

In an asset acquisition, the initial costs of rights to in-process research and development projects acquired are expensed as R&D in the consolidated statements of operations unless the in-process research and development has an alternative future use. In a business combination, the fair value of in-process research and development is capitalized as an indefinite-lived intangible asset, regardless of whether the in-process research and development asset has an alternative future use.

Clinical Trial Costs

Clinical trial costs are a component of research and development expenses. The Company bases its expenses related to CRO on its estimates of the services received and efforts expanded pursuant to agreements with them. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. In instances where payments made to CROs exceed the level of services provided and result in a prepayment of the research and development expenses. For reoccurring services fees, the Company estimates the time period over which services will be performed and the level of effort to be expanded in each period. If the actual timing of the performance of services varies from the estimate, the Company adjusts the accrual or amount of prepaid expenses accordingly. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Patent Costs

Legal and related patent costs are expensed as incurred as their realization is uncertain. Costs related to patent registration are classified as general and administrative expenses, and costs related to acquired patents are classified as research and development expenses in the accompanying consolidated statements of operations.

Business and Asset Acquisitions

When the Company acquires a business, the purchase price is allocated to the net tangible and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statement of operations.

The Company accounts for a transaction as an asset acquisition pursuant to the provisions of ASU No. 2017-01, Clarifying the Definition of a Business, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related costs are capitalized as part of the asset or assets acquired. The Company did not complete any business combinations during the years ended December 31, 2018 and 2019.

Contingent Liabilities

The Company accounts for its contingent liabilities in accordance with ASC No. 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2018 and 2019, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This standard prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, if it is more likely than not that some portion of the entire deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740-10, “Income Taxes”. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company’s tax positions had no material effect on the Company’s financial results.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. Bank deposits are held by accredited financial institutions and these deposits may at times be in excess of insured limits. The Company limits its credit risk associated with cash and cash equivalents by placing them with financial institutions that it believes are of high quality credit rating. The Company has not experienced any losses on its deposits of cash or cash equivalents.

Share-Based Compensation

The Company measures its share-based payment awards made to employees, directors, and non-employee service providers based on estimated fair values. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Company recognizes compensation expenses based on the accelerated method over the requisite service period. The Company recognizes forfeitures of awards as they occur.

The Black-Scholes option pricing model requires a number of assumptions, of which the most significant are share price, expected volatility, expected option term (the time from the grant date until the options are exercised or expire), risk-free rate, and expected divided rate. Share price is estimated based on third party valuation (see also Note 9). Expected volatility is estimated based on volatility of similar public companies in the biotechnology sector. The Company has historically not paid dividends and has no foreseeable plans to pay dividends, therefore the Company uses an expected dividend yield of 0%. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent expected term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Under this approach, the expected term is presumed to be the midpoint between the weighted average vesting term and the contractual term of the option. The simplified method makes the assumption that the employee will exercise share options evenly over the period when the share options are vested and ending on the date when the share options expire. The expected option term for options granted to non-employees is based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the share options granted and the results of operations of the Company.

Basic and Diluted Net Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of shares of Common Stock outstanding during the period. Diluted loss per share is computed by dividing the net loss by the weighted average number of shares of Common Stock outstanding together with the number of additional shares of Common Stock that would have been outstanding if all potentially dilutive shares of Common Stock had been issued. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of Common Stock are anti-dilutive.

Unaudited Pro Forma Net Loss per Share

Immediately prior to the completion of the Company’s anticipated initial public offering (the “IPO”), all outstanding shares of Series A Preferred Stock and Series B Preferred Stock will convert into shares of Common Stock. The unaudited pro forma net loss per share for the years ended December 31, 2018 and 2019 was computed using the weighted-average number of shares of Common Stock outstanding, including the pro forma effect of the conversion of all outstanding shares of Series A Preferred Stock and Series B Preferred Stock into shares of shares of Common Stock as if such conversion had occurred at the beginning of the period, or their issuance dates if later. Pro forma net loss per share does not include the shares expected to be sold in the IPO.

Comprehensive Loss

The Company has no components of comprehensive loss other than net loss. Thus, comprehensive loss is the same as net loss for the period presented.

Segment Information

Financial information is available for evaluation by the chief operating decision maker, the Company’s Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment. Operating segments are defined as components of an enterprise in which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other fees related to the Company’s proposed IPO. Upon consummation of the IPO, the deferred offering costs will be reclassified to stockholders’ (deficit) equity and recorded against the proceeds from the offering. In the event the offering is aborted, deferred offering costs will be expensed. As of December 31, 2018 and 2019, the Company had $0.0 and $0.7 million in deferred offering costs, respectively.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2014-09— Revenue from contracts with customers , to achieve a consistent application of revenue recognition, resulting in a single revenue model to be applied by reporting companies under U.S. GAAP. Under the new model, recognition of revenue occurs when a customer obtains control of the promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The standard is effective for public entities for fiscal years beginning after December 15, 2017 and is effective for nonpublic entities for fiscal years beginning after December 15, 2018. The standard is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it being recognized at the date of initial application. The Company adopted this standard on January 1, 2018, see Revenue Recognition below.

In August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), which provides guidance to decrease the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. For public business entities, it is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted the guidance as of January 1, 2018 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. For public business entities, it is effective for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. The Company adopted the guidance starting January 1, 2018, and the adoption did not have a material impact on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides clarity in applying the guidance in Topic 718 around modifications of stock-based payment awards. For public business entities, it is effective for fiscal years beginning after December 15, 2017, and interim periods therein. The Company adopted the guidance as of January 1, 2018 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. For public business entities, it is effective for fiscal years beginning after December 15, 2017, and interim periods therein. The Company adopted the guidance as of January 1, 2018 and the adoption did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

In February 2016, the FASB issued ASU 2016-02—Leases, requiring the recognition of lease assets and liabilities on the balance sheet. The standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than 12 months. The standard is effective for public entities for fiscal years beginning after December 15, 2018 and for the Company for fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of adopting this new guidance on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07 Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which is intended to reduce the cost and complexity and to improve financial reporting for nonemployee share based payment. The standard expands the scope of Topic 718, (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The standard is effective for public entities for fiscal years beginning after December 15, 2019 and nonpublic entities for fiscal years beginning after December 15, 2020. Early adoption is permitted but no earlier than a company’s adoption date of Topic 606. The Company is currently evaluating the impact of adopting this new guidance on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326), Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which applies to all contracts with customers. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v) recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within the contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.

Customer option to acquire additional goods or services gives rise to a performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into that contract.

In a contract with multiple performance obligations, the Company must develop estimates and assumptions that require judgment to determine the underlying stand-alone selling price for each performance obligation, which determines how the transaction price is allocated among the performance obligations.

The Company evaluates each performance obligation to determine if it can be satisfied at a point in time or over time.

Revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expect to be entitled to receive in exchange for those goods or services.

In December 2018, the Company entered into an Evaluation Option to acquire License Agreement (the “Novartis Agreement”) with Novartis International Pharmaceutical Limited (“Novartis”) for which the company is paid for its research and development costs up to $4.3 million. For additional details regarding the Novartis Agreement, refer to Note 5.

The Company concluded that there is one distinct performance obligation under the Novartis Agreement: Research and development services, obligation which is satisfied over time.

Revenue associated with the research and development services in the amount of $2.3 million was recognized in 2019.

The Company concluded that progress towards completion of the research and development performance obligation related to the Novartis Agreement is best measured in an amount proportional to the expenses incurred from the total estimated expenses. The Company periodically reviews and updates its estimates, when appropriate, which may adjust revenue recognized for the period. The transaction price to be recognized as revenue under the Novartis Agreement consists of the reimbursable research and development costs.

3. Property and Equipment, net

Property and Equipment, net consists of the following:

	December 31, 2018	December 31, 2019
	(in thousands)
Cost:
Computers and software	$58	$72
Lab equipment	170	276
Office furniture and equipment	15	140
Leasehold improvements	47	1,085

	290	1,573
Less: Accumulated depreciation	49	152

Property and equipment, net	$241	$1,421

Depreciation expenses for the years ended December 31, 2018 and 2019 was approximately $49,000 and $150,000, respectively.

4. Accrued Expenses

Accrued expenses consist of the following:

	December 31, 2018	December 31, 2019
	(in thousands)
Accrued professional fees	$367	$770
Accrued research and development expenses	516	105
Tax provision	289	440
Accrued payroll and employee benefits	651	1,065

Total accrued expenses	$1,823	$2,380

5. Commitments and Contingent Liabilities

Lease

The Subsidiary rents its facilities under an operating lease agreement, which expired in November 2019.

In January 2019, the Company signed a new lease agreement. The term of the lease is for 63 months and includes an option to extend the lease for an additional 60 months. As part of the agreement, the lesser has agreed to sponsor up to approximately $0.5 million of lease improvements. The minimum rental payments under operating leases as of December 31, 2019, are as follows (in thousands):

Year ended December 31,
2020	$341
2021	341
2022	341
2023	341
2024	115

$1,479

The Subsidiary obtained a bank guarantee in the amount of approximately $0.2 million for its new office lease agreement and $24,000 in connection with the former office lease agreement.

Asset Transfer and License Agreement with Bristol-Myers Squibb Company.

In November 2017, the Company entered into a license agreement, or the BMS License Agreement, with Bristol-Myers Squibb Company, or BMS, under which BMS granted the Company a worldwide, non-transferable, exclusive, sublicensable license under certain patent rights and know-how controlled by BMS to research, discover, develop, make, have made, use, sell, offer to sell, export, import and commercialize AL101 and AL102, or the BMS Licensed Compounds, and products containing AL101 or AL102, or the BMS Licensed Products, for all uses including the prevention, treatment or control of any human or animal disease, disorder or condition.

Under the BMS License Agreement, the Company is obligated to use commercially reasonable efforts to develop at least one BMS Licensed Product. The Company has sole responsibility for, and bear the cost of, conducting research and development and preparing all regulatory filings and related submissions with respect to the BMS Licensed Compounds and/or BMS Licensed Products. BMS has assigned and transferred all INDs for the BMS Licensed Compounds to the Company. The Company is also required to use commercially reasonable efforts to obtain regulatory approvals in certain major market countries for at least one BMS Licensed Product, as well as to effect the first commercial sale of and commercialize each BMS Licensed Product after obtaining such regulatory approval. The Company has sole responsibility for, and bear the cost of, commercializing BMS Licensed Products. For a limited period of time, the Company may not, engage directly or indirectly in the clinical development or commercialization of a Notch inhibitor molecule that is not a BMS Licensed Compound.

As consideration of the rights granted by BMS to the Company under the BMS License Agreement, the Company paid BMS a payment of $6 million and issued to BMS 1,125,929 shares of Series A Preferred Stock valued at approximately $7.3 million. The payment and transfer of intellectual property occurred in November 2017 at the time the BMS License Agreement was executed (the “Effective Date”). Pursuant to the terms of the BMS License Agreement, BMS was eligible to receive the Series A Preferred Stock within 60 days of the Effective Date (January 2018). However, the issuance of Series A Preferred Stock did not occur until March 2018. Notwithstanding the foregoing, BMS was eligible to all of the corresponding rights of a Series A Preferred Stock holder as of the Effective Date. As such, all related costs to the BMS license were recorded in 2017.

The Company is required to pay BMS payments upon the achievement of certain development or regulatory milestone events of up to $95 million in the aggregate with respect to the first BMS Licensed Compound to achieve each such event and up to $47 million in the aggregate with respect to each additional BMS Licensed Compound to achieve each such event. The Company is also obligated to pay BMS payments of up to $50 million in the aggregate for each BMS Licensed Product that achieves certain sales-based milestone events and tiered royalties on net sales of each BMS Licensed Product by the Company or its affiliates or sublicensees at rates ranging from a high single-digit to low teen percentage, depending on the total annual worldwide net sales of each such Licensed Product. If the Company sublicenses or assigns any rights to the licensed patents, the BMS Licensed Compounds and/or the BMS Licensed Products, the Company is required to share with BMS a portion of all consideration received from such sublicense or assignment, ranging from a mid-teen to mid-double-digit percentage, depending on the development stage of the most advanced BMS Licensed Compound or BMS Licensed Product that is subject to the applicable sublicense or assignment, but such portion may be reduced based on the milestone or royalty payments that are payable by the Company to BMS under the BMS License Agreement.

Under the terms of the BMS Agreement, the Company was obligated to issue to BMS additional shares of preferred stock as would be required for BMS to maintain its 8% equity ownership in Company, subject to certain exceptions. This right terminated upon the closing of the sale of the Company’s Series B Preferred Stock. The Company estimates the fair value of this anti-dilution commitment using the probability weighted expected return method (“PWERM”). At the date of BMS Agreement, the Company recorded liability associated with the anti-dilution right in the amount of approximately $0.5 million, according to its fair value. For the year ended December 31, 2018, the Company recorded an income of approximately $0.5 million for the revaluation of the liability, within financial income, net, in the consolidated statement of operations.

The Company accounted for the acquisition of the rights granted by BMS as an asset acquisition because it did not meet the definition of a business. The Company recorded the total consideration transferred and value of shares issued to BMS as research and development expense in the consolidated statement of operations as incurred since the acquired the rights granted by BMS represented in-process research and development and had no alternative future use.

The Company accounts for contingent consideration payable upon achievement of sales milestones in such asset acquisitions when the underlying contingency is resolved.

The BMS License Agreement remains in effect, on a country-by-country and BMS Licensed Product-by-BMS Licensed Product basis, until the expiration of royalty obligations with respect to a given BMS Licensed Product in the applicable country. Royalties are paid on a country-by-country and BMS Licensed Product-by-BMS Licensed Product basis from the first commercial sale of a particular BMS Licensed Product in a country until the latest of (a) 10 years after the first commercial sale of such BMS Licensed Product in such country, (b) when such BMS Licensed Product is no longer covered by a valid claim in the licensed patent rights in such country, or (c) the expiration of any regulatory or marketing exclusivity for such BMS Licensed Product in such country.

Any inventions, and related patent rights, invented solely by either party pursuant to activities conducted under the BMS License Agreement shall be solely owned by such party, and any inventions, and related patent rights, conceived of jointly by the Company and BMS pursuant to activities conducted under the BMS License Agreement shall be jointly owned by the Company and BMS, with BMS’s rights thereto included in the Company’s exclusive license. The Company has the first right—with reasonable consultation with, or participation by, BMS—to prepare, prosecute, maintain and enforce the licensed patents, at the Company’s expense.

BMS has the right to terminate the BMS License Agreement in its entirety upon written notice to the Company (a) for insolvency-related events involving the Company, (b) for the Company’s material breach of the BMS License Agreement if such breach remains uncured for a defined period of time, (c) for the Company’s failure to fulfill its obligations to develop or commercialize the BMS Licensed Compounds and/or BMS Licensed Products not remedied within a defined period of time following written notice by BMS, or (d) if the Company or its affiliates commence any action challenging the validity, scope, enforceability or patentability of any of the licensed patent rights. The Company has the right to terminate the BMS License Agreement (a) for convenience upon prior written notice to BMS, the length of notice dependent on whether a BMS Licensed Project has received regulatory approval, (b) upon immediate written notice to BMS for insolvency-related events involving BMS, (c) for BMS’s material breach of the BMS License Agreement if such breach remains uncured for a defined period of time, or (d) on a BMS Licensed Compound-by-BMS Licensed Compound and/or BMS Licensed Product-by-BMS Licensed Product basis upon immediate written notice to BMS if the Company reasonably determine that there are unexpected safety and public health issues relating to the applicable BMS Licensed Compounds and/or BMS Licensed Products.

Upon termination of the BMS License Agreement in its entirety by the Company for convenience or by BMS, the Company grants an exclusive, non-transferable, sublicensable, worldwide license to BMS under certain of its patent rights that are necessary to develop, manufacture or commercialize BMS Licensed Compounds or BMS Licensed Products. In exchange for such license, BMS must pay the Company a low single-digit percentage royalty on net sales of the BMS Licensed Compounds and/or BMS Licensed Products by it or its affiliates, licensees or sublicensees, provided that the termination occurred after a specified developmental milestone for such BMS Licensed Compounds and/ or BMS Licensed Products.

Option and License Agreement with Novartis International Pharmaceutical Ltd.

In December 2018, the Company entered into an evaluation, option and license agreement, or the Novartis Option Agreement, with Novartis International Pharmaceutical Limited, or Novartis, pursuant to which Novartis agreed to conduct certain studies to evaluate AL102 in combination with its B-cell maturation antigen, or BCMA, therapies in multiple myeloma, and the Company agreed to supply AL102 for such studies. All supply and development costs associated with such evaluation studies are fully borne by Novartis.

Under the Novartis Option Agreement, the Company granted Novartis an exclusive option to obtain an exclusive (including as to the Company and its affiliates), sublicensable (subject to certain terms and conditions), worldwide license and sublicense (as applicable) under certain patent rights and know-how controlled by the Company (including applicable patent rights and know-how that are licensed from BMS pursuant to the BMS License Agreement) to research, develop, manufacture (subject to the Company’s non-exclusive right to manufacture and supply AL102 or the Novartis Licensed Product for Novartis) and commercialize AL102 or any pharmaceutical product containing AL102 as the sole active ingredient, or the Novartis Licensed Product, for the diagnosis, prophylaxis, treatment, or prevention of multiple myeloma in humans. The Company also granted Novartis the right of first negotiation for the license rights to conduct development or commercialization activities with respect to the use of AL102 for indications other than multiple myeloma. Additionally, from the exercise by Novartis of its option until the termination of the Novartis Option Agreement, the Company may not, either itself or through its affiliates or any other third parties, directly or indirectly research, develop or commercialize certain BCMA-related compounds for the treatment of multiple myeloma.

According to the agreement, Novartis shall pay the Company a low eight figure option exercise fee in order to exercise its option and activate its license, upon which the Company will be eligible to receive development, regulatory and commercial milestone payments of up to $245 million in the aggregate and tiered royalties on net sales of Novartis Licensed Products by Novartis or its affiliates or sublicensees at rates ranging from a mid-single-digit to low double-digit percentage, depending on the total annual worldwide net sales of Novartis Licensed Products. Royalties will be paid on a country-by-country and Novartis Licensed Product-by-Novartis

Licensed Product basis from the first commercial sale of a particular Novartis Licensed Product in a country until the latest of (a) 10 years after the first commercial sale of such Novartis Licensed Product in such country, (b) when such Novartis Licensed Product is no longer covered by a valid claim in the licensed patent rights in such country, or (c) the expiration of any regulatory or marketing exclusivity for such Novartis Licensed Product in such country. Contemporaneously with the Novartis Option Agreement, the Company entered into a stock purchase agreement and associated investment agreements, or the SPA, with Novartis’ affiliate, Novartis Institutes for BioMedical Research, Inc., or NIBRI, pursuant to which NIBRI acquired a $10 million equity stake in the Company.

Novartis shall own any inventions, and related patent rights, invented solely by it or jointly with the Company in connection with activities conducted pursuant to the Novartis Option Agreement. The Company will maintain first right to prosecute and maintain any patents licensed to Novartis, both before and after its exercise of its option. The Company maintain the first right to defend and enforce its patents prior to Novartis’s exercise of its option, upon which Novartis gains such right with respect to patents included in the license.

The option granted to Novartis will remain in effect until the earlier of (a) 60 days following the last visit of the last subject in the evaluation studies, (b) the termination of the Novartis Option Agreement, or (c) 36 months following the delivery by the Company to Novartis of sufficient amounts of clinical evaluation materials to conduct the anticipated clinical studies. The Novartis Option Agreement remains in effect until such time as no Novartis Licensed Product is being developed or commercialized by Novartis, its affiliates, or sublicensees (including distributors or commercial partners), unless terminated earlier. The Company has the right to terminate the Novartis Option Agreement (a) for Novartis’s material breach if such breach remains uncured for 60 days (such cure period shall be extended for an additional period during which Novartis is making good faith efforts to cure such breach) or (b) for Novartis’s failure to use commercially reasonable efforts to develop or commercialize AL102 and/or the Novartis Licensed Product not remedied within four months following written notice to Novartis. Novartis has the right to terminate the Novartis Option Agreement (a) in its entirety or on a country-by-country basis for convenience, upon 60 days written notice to us, (b) for Company’s material breach if such breach remains uncured for 60 days (such cure period shall be extended for an additional period during which Novartis is making good faith efforts to cure such breach) or (c) upon immediate written notice to the Company for insolvency-related events involving the Company.

6. Fair Value Measurements

As of December 31, 2019, the Company had no financial liabilities measured at fair value.

The changes in the fair value of the Company’s Level 3 financial liabilities, which are measured on a recurring basis are as follows (in thousands):

December 31, 2018
Beginning balance	$458
Revaluation of anti-dilution right recorded in financial income, net	(458)

Ending balance	$—

The fair value of the anti-dilution right is based on significant inputs not observed in the market, and thus represent a Level 3 measurement. Refer to Note 5 for further discussion on the right of issue liability.

Level 3 measurement was done using the probability weighted expected return method (“PWERM”) and using comparable discount rates to measure present value of commitment.

7. Convertible Preferred Stock

In December 2017, the Company entered into a Series A Preferred Stock Purchase Agreement, pursuant to which the Company issued 2,553,849 shares of Series A Preferred Stock for a total amount of $16.6 million, at a price equal to $6.50 per share, of which 461,540 shares of Series A Preferred Stock were issued for a total amount of $3.0 million at an additional closing that took place in March 2018.

In consideration for the license from BMS, described in Note 5, the Company issued 1,125,929 shares of Series A Preferred Stock.

In December 2018, the Company entered into a Series B Preferred Share Purchase Agreement, according to which the Company issued 3,097,343 shares of Series B Preferred Stock for a total amount of $24.5 million, at a price equal to $7.91 per share.

In February and May 2019, the Company completed additional closings of the Series B Preferred Stock financing, in which the Company issued 653,331 shares of Series B Preferred Stock for a total amount of $5.2 million, at a price equal to $7.91 per share.

	December 31, 2018
Convertible Preferred Shares	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	3,700,000	3,679,778	$23,823,000	$23,918,557
Series B	4,500,000	3,097,343	$22,387,000	$24,499,983

Total	8,200,000	6,777,121	$46,210,000	$48,418,540

	December 31, 2019
Convertible Preferred Shares	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	3,700,000	3,679,778	$23,823,000	$23,918,557
Series B	4,500,000	3,750,674	$29,550,000	$29,667,831

Total	8,200,000	7,430,452	$53,373,000	$58,586,388

The holders of the Company’s convertible preferred stock have various rights, preferences, and privileges as follows:

Dividend Rights

The holders of each share of Series A Preferred Stock and Series B Preferred Stock shall be entitled to receive, when and if declared by the board of directors, a dividend in the amount per share declared on the Common Stock, based on the number of shares of Common Stock into which each such preferred share is then convertible, simultaneously with the payment of such dividend on the shares of Common Stock. No dividends have been declared to date.

Automatic Conversion Rights

Each share of Series A Preferred Stock and Series B Preferred Stock is convertible, at the option of the holder at any time, into the number of shares of Common Stock as is determined by dividing the original issue price for such series of preferred stock by the conversion price for such series of preferred share that is in effect at the time of conversion. The initial conversion price for the series of preferred stock is the original issue price for such series of preferred stock. The original issue price was $6.50 and $7.91 ($13 and $15.82 after giving affect to 1-for-2 reverse stock split) per share for the Series A Preferred Stock and Series B Preferred Stock, respectively. The applicable conversion price of each is subject to adjustment upon stock splits or combinations, recapitalizations, or upon the issuance of any new securities as a price per share lower than the applicable conversion price of the Series A Preferred Stock and Series B Preferred Stock in effect immediately prior to such issuance.

Each share of Series A Preferred Stock and Series B Preferred Stock will automatically be converted into shares of Common Stock, at the then effective conversion price, upon the closing of the sale of shares of Common Stock to the public in a firm commitment underwritten public offering, provided that the price per share of the Common Stock in such offering reflects a pre-money valuation of at least $200 million and that such offering results in the least $50 million of gross proceeds to the Company.

Voting Rights

Each holder of the Series A Preferred Stock and Series B Preferred Stock is entitled to one vote for each share of Common Stock into which such Series A Preferred Stock and Series B Preferred Stock could be converted.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or deemed liquidation event (a consolidation or merger or a sale, license or other disposition of all or substantially all of the Company’s assets), the holders of the Series A Preferred Stock and Series B Preferred Stock will be entitled to receive on a pro rata basis, prior and in preference to the holders of shares of Common Stock and with the Series B Preferred Stock being paid prior to and in preference over the Series A Preferred Stock, an amount equal to the greater of their respective original issuance price ($6.50 per share of Series A Preferred Stock and $7.91 per share of Series B Preferred Stock, as adjusted for any share split, share combination, share dividend, recapitalization or like events) plus any declared but unpaid dividends, or such amount as would have been payable had all shares of Series A Preferred Stock or Series B Preferred Stock, respectively, been converted into Common Stock, in each case, less the amount of any distributions paid in preference on such preferred share in any prior liquidation or other similar event.

After payment in full of the convertible preferred shares amount, the remaining distributable proceeds, if any, shall be distributed pro-rata among all the holders of Common Stock (on a non-converted basis), provided however, that if a conversion of a convertible preferred share into Common Stock immediately prior to the applicable distribution of the distributable proceeds to the holder of such convertible preferred share would result in the holder of such convertible preferred share receiving in respect of such converted preferred share a greater payment than the convertible preferred shares amount applicable to such convertible preferred share, then the holder of such convertible preferred share shall be entitled to participate in such distribution together with the holders of Common Stock, on a pro-rata, as converted basis, without the need to actually convert such convertible preferred share.

In the event of a liquidation event, all the funds and assets of the Company available for distribution among all the shareholders shall be distributed in the following order of preference:

(a) the holders of the Series B Preferred Stock shall be entitled to receive an amount per share equal to $7.91 per each share of Series B Preferred Stock (less the amount of distributions actually received in any prior liquidation event, plus all declared but unpaid dividends);

(b) the holders of the Series A Preferred Stock shall be entitled to receive an amount per share equal to $6.50 per each share of Series A Preferred Stock (less the amount of distributions actually received in any prior liquidation event, plus all declared but unpaid dividends); and

(c) the remaining assets of the Company available for distribution to shareholders shall be distributed among the common stockholders.

Although the convertible preferred shares are not redeemable, in the event of certain “deemed liquidation events” that are not solely within the Company’s control (including merger, acquisition, or sale of all or substantially all of the Company’s assets), the holders of the convertible preferred shares would be entitled to preference amounts paid before distribution to other shareholders (as explained in the previous paragraph) and hence effectively redeeming the preference amount.

Redemption

The Company’s Certificate of Incorporation does not provide redemption rights to the holders of the Series A Preferred Stock and Series B Preferred Stock.

Classification of Series A Preferred Stock and Series B Preferred Stock—The deemed liquidation preference provisions of the convertible preferred shares are considered contingent redemption provisions that are not solely within the Company’s control. Accordingly, the Series A Preferred Stock and Series B Preferred Stock have been presented outside of permanent equity in the mezzanine section of the consolidated balance sheet.

As of December 31, 2018 and 2019, the Company did not adjust the carrying values of the convertible preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable of occurring.

8. Common Stock

On November 14, 2017, the Company approved its subscription agreements with its founding stockholders, according to which the Company issued 4,916,834 shares of Common Stock for no consideration.

On December 10, 2017, the stockholders of the Company increased the authorized capital stock of the company by 24,995,000 shares of Common Stock such that after such increase the authorized capital stock of the company was 25,000,000, divided into (i) 20,000,000 shares of Common Stock (ii) 5,000,000 shares of Series A Preferred Stock.

Concurrently with the increase, the stockholders of the Company approved a stock split of the Company’s Common Stock and Preferred Stock such that each then outstanding share was divided into 10,000 shares so that following such stock split each stockholder holds a total of 10,000 shares for each share held by such shareholder immediately prior to the stock split. All references to common stock, share and per share amounts have been retroactively restated to reflect the 1:10,000 stock split as if it had taken place as of the beginning of the earliest period presented.

The Common Stock confer upon the holders the right vote in annual and special meetings of the Company, and to participate in the distribution of the surplus assets of the Company upon liquidation of the Company, after the distribution of the preferred stock liquidation preference. No dividends have been declared as of December 31, 2018 and 2019.

In December 2018, the stockholders of the Company increased the authorized capital stock of the company by 3,200,000 shares such that after such increase, the authorized capital stock of the company was 28,200,000 shares, divided into (i) 20,000,000 shares of Common Stock (ii) 3,700,000 shares of Series A Preferred Stock and (iii) 4,500,000 shares of Series B Preferred Stock.

Total shares of Common Stock reserved for issuance are summarized as follows:

	December 31, 2018	December 31, 2019
Series A Preferred Stock, as converted	1,839,884	1,839,884
Series B Preferred Stock, as converted	1,548,704	1,875,338
Options outstanding	437,415	608,218
Shares available for future option grants	302,870	71,720

Total shares of Common Stock reserved for issuance	4,128,873	4,395,160

a.	Composition of capital stock:

	December 31, 2018			December 31, 2019
	Authorized	Issued and outstanding		Authorized	Issued and outstanding
Shares of USD 0.01 par value:
Common Stock	20,000,000	4,959,667	*	20,000,000	4,998,874	*

* Does not include 44,707 and 65,847 shares of restricted Common Stock issued but not outstanding in 2018 and 2019, respectively.

9. Share Based Plans:

Company’s stock options:

In 2017, the Company’s board of directors adopted the 2017 Stock Incentive Plan (“the Plan”). According to the Plan share awards or options to purchase shares may be granted to employees, directors, consultants and other service providers of the Company or any affiliate of the Company.

As of December 31, 2019, a total of 827,825 shares of Common Stock were authorized for issuance in accordance with the provisions of the 2017 Plan, of which 71,720 shares were then available for future awards at December 31, 2019 (whether as share awards or as options to purchase shares of Common Stock of the Company). Each option granted under the Plan expires no later than 10 years from the date of grant. The options vest primarily over four to five years of employment.

The following table set forth the parameters used in computation of the options compensations to employees:

	Year ended December 31,
	2018	2019
Expected volatility	80%	80%
Expected dividends	0%	0%
Expected term (in years)	6.00-6.34	6.06-6.34
Risk free rate	2.43%-3.18%	1.41%-2.51%
Share price	5.22-5.48	5.48-6.50

Exercise price:

In determining the exercise prices for stock options granted, the board of directors considered the fair value of common stock as of each grant date. The fair value of common stock underlying the stock options was determined by the board of directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s products, the composition and ability of the current clinical and management team, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of common stock, arm’s length sales of the Company’s capital stock, the effect of the rights and preferences of the convertible preferred stockholders, and the prospects of a liquidity event, among others.

Expected volatility:

As the Company is privately owned, there is not sufficient historical volatility for the expected term of the stock options. Therefore, the Company uses an average historical share price volatility based on an analysis of reported data for a peer group of comparable publicly traded companies which were selected based upon industry similarities.

Expected term (years):

Expected term represents the period that the Company’s option grants are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the stock options. Therefore, the Company elected to utilize the simplified method to value option grants. Under this approach, the weighted-average expected life is presumed to be the average of the shortest vesting term and the contractual term of the option.

Risk-free interest rate:

The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Expected dividend yield:

The Company does not anticipate paying any dividends in the foreseeable future.

The Company recorded share-based compensation for the period indicated as follows (in thousands):

	Year ended December 31, 2018	Year ended December 31, 2019
Research and development	$415	$365
General and administrative	653	362

Total share-based compensation	$1,068	$727

The Company recognizes compensation expenses for the value of its awards granted based on the accelerated method over the requisite service period of each of the awards.

A summary of the Company’s share options activity granted to employees under the Plan is as follows:

	Year ended December 31, 2019
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at beginning of year	437,415	$5.10	—	$—
Granted	234,210	5.19
Exercised	(750)	5.10		285
Forfeited	(62,657)	5.10

Outstanding, December 31, 2019	608,218	$5.10	8.45	$842,447

Exercisable options, December 31, 2019	164,988	$5.10	6.98	$234,284

The weighted-average grant date per-share fair value of stock options granted during 2018 and 2019 was $3.16 and $4.16, respectively. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2018 and 2019 was $1,575 and $285, respectively. As of December 31, 2019, there was approximately $1.4 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.11 years.

Company’s restricted shares:

In February 2018 the Company has granted 83,165 restricted shares to an employee and an officer of the Company. In the case of the officer, the restricted shares shall vest over two years starting November 15, 2017, and in the case of the other employee, the restricted shares shall vest over four years starting November 15, 2017.

In December 2019 the Company has granted 59,597 restricted shares to two officers of the Company. The restricted shares shall vest over four years starting December 24, 2019.

The following table summarizes information relating to restricted shares, as well as changes to such awards during the fiscal years ended December 31, 2018 and 2019:

	Year ended December 31, 2018	Year ended December 31, 2019
Outstanding at beginning of year	—	44,707
Granted	83,165	59,597
Vested	(38,458)	(38,457)

Outstanding at end of year	44,707	65,847

The weighted average fair values at grant date of restricted shares granted for the years ended December 31, 2018 and 2019 was $5.22 and $6.74, respectively.

The total fair value of shares vested during each of 2018 and 2019 was approximately $0.2 million. As of December 31, 2019, the Company had approximately $0.3 million of unrecognized compensation expense related to non-vested RSUs, expected to be recognized over a weighted average period of 1.24 years.

Restricted shares are subject to a repurchase right by the Company on certain occasions. Under the repurchase right, the Company may reacquire a pro-rata portion of the granted shares, for no consideration, if certain conditions occur including the employees’ end of service with the Company.

10. Taxes on Income

The Company records income tax expense related to profits realized in the United States and realized by its subsidiary in Israel.

United States:

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform”); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes, most of which are effective for tax years beginning after December 31, 2017, include several key tax provisions that might impact the Company, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% (top rate) to 21% (flat rate) effective for tax years beginning after December 31, 2017 (ii) a new tax deduction in the amount of 37.5% of “foreign derived intangible income” that effectively reduces the federal corporate tax on certain qualified foreign derived sales/licenses/leases and service income in excess of a base amount to 13.125% (as compared to the regular corporate income tax rate of 21%);

(iii) stricter limitation on the tax deductibility of business interest expense; (iv) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) (v) a one-time deemed repatriation tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate and (vi) an expansion of the U.S. controlled foreign corporation (“CFC”) anti deferral starting with the CFC’s first tax year beginning in 2018 intended to tax in the U.S. “global intangible low-taxed income” (“GILTI”).

The Company recorded loss from continuing operations, before taxes on income for the period indicated as follows (in thousands):

	Year ended December 31, 2018	Year ended December 31, 2019
United States	$(8,035)	$(17,104)
Israel	(552)	(382)

Net loss before tax	$(8,587)	$(17,486)

Income tax expense is summarized as follows (in thousands):
	Year ended December 31, 2018	Year ended December 31, 2019
Current:
Federal	$—	$—
State	—	10
Foreign	286	296

	$286	$306

Deferred:
Federal	$—	$—
State	—	—
Foreign	—	—

	$—	$—

Income tax expense	$286	$306

The effective income tax rate differed from the amount computed by applying the federal statutory rate to our loss before income taxes as follows:

	Year ended December, 31 2018	Year ended December, 31 2019
U.S. federal tax provision at statutory rate	21.00%	21.00%
State and local tax, net of federal benefit	2.51	2.81
Foreign rate differences	(0.07)	(0.04)
Non-deductible stock compensation	(2.61)	(0.87)
Section 951A GILTI	(1.48)	(1.02)
Effect of other permanent differences	(0.03)	0.00
Uncertain tax positions	(2.39)	(1.11)
Change in valuation allowance	(20.27)	(22.44)
Federal Tax Reform Rate Change	0.00	0.00
Other adjustments	0.00	(0.08)

Effective tax rate	(3.34)%	(1.75)%

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	As of December 31, 2018	As of December 31, 2019
Deferred tax assets:
Federal net operating loss carryforwards	$1,828	$5,730
Intangible assets	2,971	2,971
Accrued expenses	90	120
Other	1	(7)

Total deferred tax assets	4,890	8,814
Valuation allowance	(4,890)	(8,814)

Net deferred tax assets	$—	$—

As of December 31, 2019, the Company has provided a valuation allowance of approximately $8.8 million in respect of the Company’s deferred tax assets resulting from tax loss carryforwards and other temporary differences. Realization of deferred tax assets is dependent upon future earnings, if any, the time and amount of which are uncertain. As the Company is still in its development stage and has not yet generated revenues, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to their recoverable amounts.

Available Carryforward Tax Losses

As of December 31, 2019, the Company has an accumulated federal tax loss carryforward of approximately $23.9 million, of which approximately $0.3 million expires in 2037 and approximately $23.6 million can be carried forward indefinitely. The Company also has state loss carryforwards of approximately $10.9 million, of which approximately $2.5 million will expire in at various dates through 2039, and approximately $8.4 million can be carried forward indefinitely.

Utilization of the U.S. net operating losses above may be subject to substantial annual limitations due to the “change in ownership” provisions of Internal Revenue Code Section 382 and similar state provisions. For net operating losses that are subject to expiration, the annual limitation may result in the expiration of such net operating losses before utilization.

Uncertain Tax Positions

The Company has reviewed the tax positions taken, or to be taken, in our tax returns for all tax years currently open to examination by a taxing authority. As of December 31, 2018 and 2019, the Company has recorded an uncertain tax position liability exclusive of interest and penalties of approximately $0.2 and $0.4 million, respectively. As of December 31, 2019, the Company has not accrued penalties for uncertain tax positions. A reconciliation of the Company’s unrecognized tax benefits is below:

	2018	2019
	(in thousands)	(in thousands)
Uncertain tax position at the beginning of year	$—	$205
Additions for uncertain tax position of prior years (foreign exchange and interest)	—	25
Additions for tax positions of current year	205	194

Uncertain tax position at the end of the year	$205	$424

The Company remains subject to examination until the statute of limitations expires for each respective tax jurisdiction. The statute of limitations is currently open for 2017 and 2018 for all tax jurisdictions.

Israel:

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduces the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018.

The Israeli corporate income tax rate was 23% in 2018 and 2019. Income not eligible for Preferred Enterprise benefits is taxed at the regular corporate tax rates as described above.

11. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of the unaudited pro forma net loss per share for the period presented (in thousands, except for share data):

	Year ended December 31, 2018	Year ended December 31, 2019
Numerator:
Net loss	$8,873	$17,792
Denominator:
Weighted-average number of shares used to compute net loss per share, basic and diluted	4,935,897	4,979,606
Pro forma adjustment to reflect assumed conversion of convertible preferred shares		3,600,743
Weighted-average number of shares used to compute pro forma loss per share, basic and diluted (unaudited)		8,580,349

The following potentially dilutive common stock equivalents have been excluded from the calculation of diluted net loss per share for the period presented due to their anti-dilutive effect: 3,679,778 shares of Series A Preferred Stock, 3,750,674 shares of Series B Preferred Stock and 608,218 options outstanding to purchase common stock as of December 31, 2019.

12. Related Party Transactions

The Company incurred $28,000 in professional services expense related to certain stockholder for the year ended December 31, 2018.

The Company recorded share-based compensation in the amount of approximately $69,000 and $65,000 for professional services expense related to certain members of the board of directors for the periods ended December 31, 2018 and 2019, respectively.

There are no balances with related parties as of December 31, 2018 and 2019.

13. Subsequent Events

During 2020, the board of directors granted 52,750 stock options to certain non-executive board members of the Company and its employees.

On May 3, 2020, the board of directors approved a 1-for-2 reverse stock split. As a result, all common stock and options for common stock, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these financial statements. Additionally, the conversion price of each share of the Company’s convertible preferred stock was adjusted to reflect this reverse stock split. In addition, pursuant to the same amendment, the number of authorized shares of common stock was increased to 200,000,000 shares.

3,666,667 Shares

Ayala Pharmaceuticals, Inc.

Common Stock

PROSPECTUS

May 7, 2020

Citigroup

Jefferies

Oppenheimer & Co.

Raymond James

Until June 1, 2020 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.